As filed with the Securities and Exchange Commission on October 31, 2007
Registration No. 333-146135

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Turner Investments, Inc.
(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	6282	26-0733056
(State of Incorporation)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

1205 Westlakes Drive, Suite 100
Berwyn, Pennsylvania 19312
(484) 329-2300
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Brian F. McNally, Esq.
Vice President and General Counsel
Turner Investments, Inc.
1205 Westlakes Drive, Suite 100
Berwyn, Pennsylvania 19312
(484) 329-2300
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

James W. McKenzie, Jr., Esq.	Erik R. Tavzel, Esq.
Morgan, Lewis & Bockius LLP	Cravath, Swaine & Moore LLP
1701 Market Street	Worldwide Plaza
Philadelphia, PA 19103	825 Eighth Avenue
(215) 963-5000	New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2007

PRELIMINARY PROSPECTUS

           Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Turner Investments, Inc. All of the shares of Class A common stock included in this offering are being sold by Turner Investments, Inc.

Prior to this offering, our business was operated by Turner Investment Partners, Inc. The majority of the beneficial ownership interest of Turner Investment Partners, Inc. is held, directly or indirectly, by Robert E. Turner. Pursuant to the reorganization described in this prospectus, the business operated by Turner Investment Partners, Inc. will be transferred to Turner Investment Partners, LLC. The proceeds of this offering, after deducting the underwriting discounts, will be used to purchase [          ] membership units in Turner Investment Partners, LLC from Turner Investment Partners, Inc., which will represent approximately [     ]% of the outstanding membership units of Turner Investment Partners, LLC.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of the Class A common stock will be between $      and $     . We intend to list the Class A common stock on the New York Stock Exchange under the symbol “TNR”.

See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Turner Investments, Inc.	$	$

To the extent that the underwriters sell more than           shares of Class A common stock, the underwriters have the option to purchase up to an additional           shares of Class A common stock from Turner Investments, Inc. at the initial public offering price less underwriting discounts.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on          , 2007.

Goldman, Sachs & Co.

Prospectus dated          , 2007

Historical Assets Under Management

(1)	Compound Annual Growth Rate.

Historical Returns of Core Growth Equity Composite
as of September 30, 2007(2)

(2)	Our oldest composite, Core Growth Equity Composite, is also our largest in terms of assets under management as of September 30, 2007. Past performance is no assurance of future results. The returns presented for our Core Growth Equity Composite are market-weighted, after payment of management fees, and reflect the reinvestment of dividends and other earnings. The Core Growth Equity Composite’s inception date was April 1, 1990.

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Unless the context otherwise requires, the terms “Turner”, the “Company”, “we”, “us” and “our” refer to (i) Turner Investments, Inc., Turner Investment Partners, LLC, and the businesses, subsidiaries, assets and liabilities that Turner Investment Partners, LLC will have after the completion of the transactions described in this prospectus and (ii) the businesses, assets and liabilities of Turner Investment Partners, Inc. and its subsidiaries prior to the completion of the transactions described in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law. Persons in possession of this prospectus are required to inform themselves about and observe any such restrictions. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Note on Composites and Indices

Throughout this prospectus, we present the annualized returns of certain of our composites on a net basis, which represent annualized returns after payment of management fees and include the reinvestment of dividends and other earnings. The returns are presented for certain periods during which these composites were invested in portfolios of equity securities issued by various issuers who are generally within certain market capitalization ranges. We use the term “investment product” to mean all similarly-managed accounts within a particular investment strategy. A “composite” means all discretionary and fee-paying accounts under management for at least one month within a particular investment product, excluding investment product accounts with significant investment restrictions.

In connection with this presentation, we have also disclosed the returns of certain Russell indices for the comparable period. You should not assume that there is any material overlap between the securities included in the portfolios of our composites during these periods and those that comprise any Russell index referred to in this prospectus. It is not possible to invest directly in any of the Russell indices, and their returns, as presented in this prospectus, have not been reduced by fees and expenses associated with investing in securities and include the reinvestment of dividends and other earnings.

Each Russell index referred to in this prospectus is a registered trademark or trade name of The Russell Investment Group. The Russell Investment Group is the owner of all copyrights relating to these indices and is the source of the performance statistics of these indices that are referred to in this prospectus.

PROSPECTUS SUMMARY

This is a public offering of Class A common stock of Turner Investments, Inc., a Pennsylvania corporation. Following this offering, the principal asset of Turner Investments, Inc. will be membership units of Turner Investment Partners, LLC, which will be our operating company and successor to the business of Turner Investment Partners, Inc. and its subsidiaries, our operating company preceding this offering.

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under “Risk Factors”.

The Company

Overview

Founded in 1990, we provide investment management services to institutions, intermediaries and individuals, principally in the United States. We offer and manage investment products in three types of equity investment strategies: growth, core and value, and quantitative. As of September 30, 2007, our ten largest composites have each outperformed their corresponding Russell indices from their inception, after fees. Our assets under management have increased from $8.5 billion as of December 31, 2002 to $27.6 billion as of September 30, 2007, representing a compound annual growth rate of 28.2%.

Our investment philosophy focuses on the long term. Our primary business goal is to grow our business by seeking to achieve consistently superior investment returns and to provide exceptional client service. We use disciplined, systematic investment processes for each of our investment strategies and actively manage our portfolios to balance risk and return. Our investment processes for our growth investment strategies and core and value investment strategies are based on in-depth, bottom-up fundamental analysis, complemented by quantitative and technical analysis. These processes use quantitative screens to filter securities based on specific criteria, team-based fundamental analysis to help determine which securities to buy or sell, and technical analysis to determine when to buy or sell a selected security. Our quantitative strategies utilize a disciplined and systematic process to invest in companies that we believe exhibit predictive characteristics based on sector specific and other factors.

We offer our products through a diverse range of distribution channels. We offer our investment products directly to institutions on a separate account basis, to “wrap” program sponsors and financial advisors on a separately managed account basis and to other investment advisors through our sub-advised mutual funds and commingled funds distribution channel. In addition, the Turner Funds, the family of mutual funds we sponsor, are offered to investors primarily through third-party intermediaries.

Our clients are generally institutional investors, intermediaries and other sophisticated investors with long-term investment objectives. We believe that these investors provide a stable client base because they are generally less sensitive to short-term market fluctuations as compared to individual retail investors. As of September 30, 2007, 61 of our clients had been clients for 5 years or more and 25 of our clients had been clients for 10 years or more, representing approximately 37.2% and 11.4%, respectively, of our assets under management. We generate revenues principally from management fees earned on the assets we manage for our clients.

Competitive Advantages

We believe that we possess a number of competitive advantages, including:

•	Extensive Investment Management Experience and Team-Oriented Approach. Our three founders have worked together at Turner since our founding 17 years ago and collectively have over 72 years of investment management experience. In addition, each of our investment strategies has an investment team comprised of professionals with an average of over 12 years of investment management experience.

•	Attractive Investment Performance. We have a long-term record of generally achieving higher returns after fees in our investment products relative to appropriate benchmark indices, although past performance can be no assurance of future results.

•	Systematic Investment Processes. Our investment processes for our growth investment strategies and core and value investment strategies are systematic and are generally based on in-depth, bottom-up fundamental analysis, complemented by quantitative and technical analysis.

•	Strong Reputation. We believe that we have built a reputation for superior performance, service, integrity and creative solutions.

•	Diverse Institutional Client Base. Our diverse list of clients includes Fortune 500 company pension funds, state and local governments, investment companies and other commingled funds, financial advisors and leading “wrap” program sponsors. We believe that these investors provide a stable client base because they are generally less sensitive to short-term market fluctuations as compared to individual retail investors.

•	Culture of Ownership. As of September 30, 2007, approximately 60% of our employees collectively owned, directly or indirectly, 100% of the equity interests in our operating companies. Following this offering, we intend to continue to foster a culture of ownership through grants made to all of our employees under our equity compensation plan, which is designed to align our employees’ interests with those of our clients and shareholders.

•	Focus on Asset Management. We believe that our focus on one business — asset management — distinguishes us from other financial institutions with varied sales, trading, underwriting, research and lending activities. We believe our focus on asset management enables our investment professionals to better serve our clients by developing expertise in our investment products, free from many of the conflicts of interest that can arise at other financial institutions.

Business Strategy

Our primary business strategy is to increase our assets under management by consistently offering an attractive mix of investment products aimed at achieving superior investment returns combined with exceptional client service. The elements of this strategy include:

•	Consistent Application of our Investment Philosophy and Processes;

•	Offering Competitive Products that Focus on our Strengths;

•	Putting Our Clients First®; and

•	Upholding the Highest Ethical Standards in our Professional and Personal Conduct.

Investment Strategies

We offer and manage products in three types of equity investment strategies: growth, core and value, and quantitative. In addition, we may customize our investment products for certain clients based on specific client requests. The following table shows the number of our principal products in each of our investment strategies and the percentage of our assets under management in each strategy as of September 30, 2007.

Investment Strategy	Principal Products	Assets Under Management
Growth	10	88.8%
Core and Value	3	10.1%
Quantitative	3	1.1%

Composite Returns

The following table shows the net returns of our ten largest composites during various time periods from their inception to September 30, 2007, relative to the performance of the comparable Russell index. We believe that our investment approach yields the most benefit, and is best evaluated, over the long term.

	Assets Under	Period Ended September 30, 2007
	Management	Since	5	3	1	9
Composite (Inception Date)(1)	as of September 30, 2007	Inception	Years	Years	Year	Months
	(In millions)

Core Growth Equity (April 1990)	$4,742
Core Growth Equity — Net		12.5%	18.4%	18.3%	24.2%	17.8%
Russell 1000 Growth Index		9.9	13.8	12.2	19.4	12.7
Concentrated Growth Equity (January 1998)	1,737
Concentrated Growth Equity — Net		15.8	20.0	19.8	31.4	25.3
Russell 1000 Growth Index		4.0	13.8	12.2	19.4	12.7
Growth Equity (January 1996)	1,637
Growth Equity — Net		8.5	15.9	15.0	25.2	19.4
Russell 1000 Growth Index		7.6	13.8	12.2	19.4	12.7
Large Cap Growth Equity (November 1996)	844
Large Cap Growth Equity — Net		8.1	13.9	12.1	22.4	17.5
Russell Top 200 Growth Index		6.1	12.0	10.6	18.7	12.5
Midcap Growth Equity (August 1996)	4,417
Midcap Growth Equity — Net		15.9	21.2	19.7	29.6	22.7
Russell Midcap Growth Index		10.3	20.4	17.0	21.2	13.4
Midcap Core Equity (January 2003)	703
Midcap Core Equity — Net		22.0	N/A	19.5	18.4	11.3
Russell Midcap Index		20.2	N/A	17.3	17.9	9.5
Small Cap GrowthPlus Equity (September 1996)(2)	1,689
Small Cap GrowthPlus Equity — Net		9.9	21.3	15.9	26.3	14.8
Russell 2000 Growth Index		5.7	18.7	14.1	18.9	9.4
Small Cap Core Equity (February 1994)(2)	994
Small Cap Core Equity — Net		15.0	18.1	11.1	10.8	4.3
Russell 2000 Index		9.9	18.7	13.4	12.3	3.2
Small Cap Growth Equity (December 1993)(2)	945
Small Cap Growth Equity — Net		15.9	22.5	20.7	24.7	17.0
Russell 2500 Index		12.3	19.5	15.0	15.2	6.0
Micro Cap Growth Equity (March 1998)(2)	836
Micro Cap Growth Equity — Net		27.7	21.9	19.0	25.2	15.0
Russell 2000 Growth Index		4.0	18.7	14.1	18.9	9.4

(1)	Past performance is no assurance of future results. The composite inception date is as of the first day of the month presented. Net returns represent returns after the payment of management fees and reflect the reinvestment of dividends and other earnings. Net returns are shown on an annualized basis for the since inception, 5-year and 3-year periods.

(2)	Closed to new investors.

Investment Management Teams

Our investment management teams include approximately 35 members focused on portfolio management and research, trading, portfolio administration and development of analytical models. Our growth investment team is led by Robert E. Turner, along with our co-founders Mark D. Turner and Christopher K. McHugh, who together have over 72 years of investment management experience. In addition, Thomas J. DiBella leads our core and value investment team and David Kovacs leads our quantitative investment team.

Investment Philosophy and Processes

Our investment philosophy focuses on the long term. Our investment processes are based on our ability to select stocks, rather than on timing markets or making up-down decisions with regard to geographic, sector or industry outlook. Our investment processes for our growth investment strategies and core and value investment strategies are based primarily on in-depth, bottom-up fundamental analysis, complemented by quantitative and technical analysis. These processes use quantitative screens to filter securities based on specific criteria, team-based fundamental analysis to help determine which securities to buy or sell, and technical analysis to help determine when to buy or sell a selected security.

For our growth products and core and value products, the value we believe we bring to the investing process is our ability to understand companies, to analyze them in relation to their industries and their competition, and to consider whether their business plans and their management teams are likely to succeed. For those products closely tied to a specific benchmark, we seek to maintain sector weightings in line with the relevant benchmark. For our quantitative products, we employ quantitative models to select securities.

Reorganization

Our business is currently conducted by Turner Investment Partners, Inc., which was incorporated in Pennsylvania on January 17, 1990, and its subsidiaries. The majority of the beneficial ownership interest of Turner Investment Partners, Inc. is held, directly or indirectly, by Robert E. Turner.

In connection with this offering, Robert E. Turner and Turner Investment Partners, Inc. and its subsidiaries will undertake certain transactions, which we refer to as the “Reorganization”. The overall effect of the Reorganization will be that Turner Investment Partners, Inc. and certain of its subsidiaries will contribute substantially all of their assets and liabilities to Turner Investment Partners, LLC in exchange for membership units of Turner Investment Partners, LLC. The Reorganization will establish Turner Investment Partners, LLC as the owner and operator of the business now conducted by Turner Investment Partners, Inc. and its subsidiaries. In addition, in connection with the Reorganization, Turner Investment Partners, LLC will become the general partner of each of the 22 limited partnerships used to test, evaluate and incubate new investment products.

On July 17, 2007, Turner Investment Partners, Inc. established a new company, Turner Investments, Inc., as a Pennsylvania corporation and became the sole owner of all of its capital stock. Turner Investments, Inc. has not engaged in any business or other activities except in connection with its formation.

When we complete this offering, Turner Investments, Inc. will have two classes of common stock, Class A and Class B. Each share of our Class A common stock will entitle its holder to one vote per share. There will be one share of Class B common stock outstanding, which will be owned by Robert Turner, LLC, a newly formed limited liability company whose sole managing member will be Robert E. Turner. The one outstanding share of our Class B common stock will entitle its holder to a number of votes equal to the number of membership units of Turner Investment Partners, LLC that are not held by Turner Investments, Inc. (i) multiplied by ten if Turner Investments, Inc. owns less than 80% of the outstanding membership units of Turner Investment Partners, LLC or (ii) multiplied by one in all other circumstances. Shares of Class A common stock will have equal rights to share in any distribution or dividend by Turner Investments, Inc. The one outstanding share of our Class B common stock will be nontransferable, will have no economic rights, will not be entitled to share in any dividend declared by Turner Investments, Inc. and will not have a right to receive any amounts on liquidation.

The proceeds of this offering, after deducting the underwriting discounts, will be used by Turner Investments, Inc. to acquire membership units in Turner Investment Partners, LLC. Following this offering, Turner Investments, Inc. will become the sole managing member of Turner Investment Partners, LLC.

Membership units in Turner Investment Partners, LLC (other than those held by Turner Investments, Inc.) will be exchangeable for shares of our Class A common stock on a one-for-one basis.

Pursuant to the Reorganization, Turner Investment Partners, Inc. will transfer all of its membership units of Turner Investment Partners, LLC to Turner Founders, L.P., a limited partnership, in exchange for a limited partnership interest. The general partner of Turner Founders, L.P. will be Turner GP, LLC, a limited liability company (the sole managing member of which will be Robert E. Turner). Turner Founders, L.P. will become a member of Turner Investment Partners, LLC. After this offering and the application of the proceeds, after deducting the underwriting discounts, as described above, Turner Investments, Inc. and Turner Founders, L.P. will own approximately [     ]% and [     ]%, respectively, of the membership units of Turner Investment Partners, LLC (or approximately [     ]% and [     ]%, respectively, if the underwriters exercise their option to purchase additional shares). Certain individuals who, as of the date of this prospectus, are equity holders of Turner Investment Partners, Inc. or Turner Investment Management LLC and who we refer to as the “Individual Members of TIP LLC”, will own, in aggregate, approximately [     ]% of the outstanding membership units of Turner Investment Partners, LLC. After this offering and the application of the proceeds, after deducting the underwriting discounts, as described above, Turner Investment Partners, Inc. will not directly own any membership units of Turner Investment Partners, LLC.

After this offering, Robert E. Turner will control Turner Founders, L.P. as he will be the sole managing member of Turner GP, LLC, the general partner of Turner Founders, L.P. Robert E. Turner will therefore control the assets of Turner Founders, L.P., including the membership units of Turner Investment Partners, LLC.

After this offering, Robert E. Turner will be the sole managing member of Robert Turner, LLC and, accordingly, will control the one outstanding share of our Class B common stock. As a result, Robert E. Turner will be able to exercise control over all matters requiring the approval of our shareholders, including the election of our directors and the approval of significant corporate transactions, and over our dividend policy and our access to capital.

All net profits of Turner Investment Partners, Inc. and its subsidiaries earned prior to the Reorganization will be allocated to the shareholders of Turner Investment Partners, Inc. and its subsidiaries. Net profits and losses of Turner Investment Partners, LLC earned from and after consummation of the Reorganization will be allocated to the members of Turner Investment Partners, LLC pro rata in accordance with the percentages of their respective membership units. Historically, Turner Investment Partners, Inc. operated as an S corporation and was not subject to U.S. federal and certain state income taxes. After the consummation of the Reorganization, we will be subject to U.S. federal, state and local income taxes applicable to C corporations.

The diagram below depicts our organizational structure immediately after the consummation of the Reorganization (assuming no exercise of the underwriters’ option to purchase additional shares and excluding subsidiaries of Turner Investment Partners, LLC).

(1)	The outstanding share of Class B common stock will be held by Robert Turner, LLC, a limited liability company whose sole managing member will be Robert E. Turner.

(2)	The general partner of Turner Founders, L.P. will be Turner GP, LLC and the limited partner will be Turner Investment Partners, Inc., our predecessor company. Robert E. Turner will be the sole managing member of Turner GP, LLC. All of the capital stock of Turner Investment Partners, Inc. will be beneficially owned by our founders Robert E. Turner, Mark D. Turner and Christopher K. McHugh. Mark D. Turner, Christopher K. McHugh and Robert E. Turner will own 42%, 42% and 16%, respectively, of the voting stock of Turner Investment Partners, Inc.

(3)	Following this offering, Turner Investment Partners, LLC will have one wholly-owned subsidiary, Turner International, Ltd., and will own a nominal general partnership interest in each of the 22 limited partnerships used to test, evaluate and incubate new investment products.

Tax Receivable Agreement

As part of the Reorganization, Turner Investments, Inc. will enter into a tax receivable agreement with Turner Investment Partners, Inc., Turner Founders, L.P. and the Individual Members of TIP LLC. Pursuant to the agreement, Turner Investments, Inc. will be required to make payments to Turner Investment Partners, Inc., Turner Founders, L.P. and the Individual Members of TIP LLC equal to 85% of the tax savings actually realized by Turner Investments, Inc. resulting from the increase in the tax basis of the assets of Turner Investment Partners, LLC due to the Reorganization and the acquisition of membership units of Turner Investment Partners, LLC by us upon the occurrence of any exchange by either Turner Founders, L.P. or Individual Members of TIP LLC for shares of Class A common stock. While the actual increase in tax basis and the amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of the exchange of membership units of Turner Investment Partners, LLC, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that the payments that Turner Investments, Inc. may make could be material in amount.

The Offering

Class A common stock offered by us	[ ] shares of Class A common stock.

Common stock to be outstanding after this offering	[ ] shares of Class A common stock (or [ ] shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full) and one share of Class B common stock.

Use of proceeds	We estimate that the proceeds, after deducting the underwriting discounts, from our sale of shares of our Class A common stock in this offering will be approximately $[ ] million (based on an assumed initial public offering price of $[ ] per share, the midpoint of the price range set forth on the cover of this prospectus) after deducting assumed underwriting discounts and estimated offering expenses. We will use all of the proceeds, after deducting the underwriting discounts, to acquire [ ] membership units in Turner Investment Partners, LLC from Turner Investment Partners, Inc. If the underwriters exercise their option to purchase additional shares in full, we will use the additional $[ ] million of proceeds (based on an assumed initial public offering price of $[ ] per share, the midpoint of the price range set forth on the cover of this prospectus), after deducting the underwriting discounts, to purchase an additional [ ] membership units in Turner Investment Partners, LLC from Turner Founders, L.P. See “Use of Proceeds” and “Reorganization and our Holding Company Structure”.

Voting rights	Each share of our Class A common stock will entitle its holder to one vote.

The one outstanding share of our Class B common stock will entitle its holder to a number of votes equal to the number of membership units of Turner Investment Partners, LLC that are not held by Turner Investments, Inc. (i) multiplied by ten if Turner Investments, Inc. owns less than 80% of the outstanding membership units of Turner Investment Partners, LLC or (ii) multiplied by one in all other circumstances.

Holders of our Class A common stock and Class B common stock generally will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. See “Description of Capital Stock — Common Stock”.

Economic rights	Each share of Class A common stock is entitled to equal economic rights. The Class B common stock will have no economic rights.

Membership units in Turner Investment Partners, LLC to be outstanding after this offering	[ ] membership units owned by Turner Investments, Inc.
[ ] membership units owned by Turner Founders, L.P.
[ ] membership units owned by the Individual Members of TIP LLC.

Exchange rights	Membership units of Turner Investment Partners, LLC not owned by us are exchangeable for shares of Class A common stock, subject to de minimis and certain other administrative restrictions, on a one-for-one basis.

Dividend policy	We currently intend to pay cash dividends on a quarterly basis and expect to declare our first quarterly dividend payment at an initial rate of $[ ] per share in the [ ] quarter of 2008.

Risk factors	You should carefully read the “Risk Factors” section of this prospectus before deciding to invest in shares of our Class A common stock.

Proposed New York Stock Exchange symbol	TNR

The number of shares of our Class A common stock outstanding after this offering excludes 6,000,000 shares reserved for future grants under our equity compensation plan, including restricted stock awards in an amount equal to $[       ] divided by [       ] (the midpoint of the price range set forth on the cover of this prospectus) expected to be granted immediately prior to this offering.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

Our Corporate Information

Turner Investments, Inc. was incorporated under the laws of the Commonwealth of Pennsylvania on July 17, 2007. Our principal executive offices are located at 1205 Westlakes Drive, Suite 100, Berwyn, Pennsylvania 19312. Our telephone number is (484) 329-2300. Our website address is www.turnerinvestments.com. Information contained on our website is not part of this prospectus.

Summary Historical and Pro Forma Consolidated Financial Data

The following tables present summary historical and pro forma consolidated financial and other data as of the dates and for the periods indicated for Turner Investment Partners, Inc. and its subsidiaries. You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial data included in this prospectus. The data presented below under “Statement of Operations Data” for the years ended December 31, 2004, 2005 and 2006 and “Balance Sheet Data” as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The data presented below under “Statement of Operations Data” for the nine months ended September 30, 2006 and 2007 and “Balance Sheet Data” as of September 30, 2007 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus, and have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to state fairly our results of operations for and as of the periods presented. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. In addition, we have presented below assets under management as of December 31, 2004, 2005 and 2006, and as of September 30, 2007.

The unaudited pro forma data for Turner Investments, Inc. presented below under “Statement of Operations Data” for the year ended December 31, 2006 and the nine months ended September 30, 2007 give effect to the Reorganization (see “Reorganization and our Holding Company Structure”), the consummation of this offering, and our application of all of the proceeds therefrom based on an assumed initial public offering price of $[     ] per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting the underwriting discounts, to purchase membership units in Turner Investment Partners, LLC from Turner Investment Partners, Inc. as though such transaction had occurred at the beginning of such period. The unaudited pro forma data for Turner Investments, Inc., presented below under “Balance Sheet Data” and assets under management as of September 30, 2007, gives effect to the transactions described above as if they had occurred on September 30, 2007.

The unaudited pro forma financial data do not purport to represent what our actual results of operations or financial position would have been had the Reorganization been consummated on the dates specified, or project our results of operations or financial position for any future period or date.

The following table summarizes our financial data and that of our predecessor:

						Turner Investments, Inc.
	Turner Investment Partners, Inc.					Pro Forma(1)
				Nine Months		Year Ended	Nine Months
	Year Ended December 31			Ended September 30		December 31,	Ended September 30,
	2004	2005	2006	2006	2007	2006	2007
	(In thousands, except per share data)

Statement of Operations Data:
Revenues:
Management fees	$74,260	$88,532	$108,693	$80,903	$91,749	$	$
Fund administration fees	2,093	1,979	2,349	1,750	1,868

Total revenues	76,353	90,511	111,042	82,653	93,617

Expenses:
Payroll and payroll related(2)	58,822	74,690	93,199	69,348	74,120
Selling, general and administrative	13,976	10,699	13,676	9,780	10,990
Depreciation and amortization	2,179	2,621	2,161	1,682	415

Total expenses	74,977	88,010	109,036	80,810	85,525

Other income (expense):
Interest income (expense), net	(204)	294	909	497	412
Other, net	1,224	465	940	918	15

Income before minority interest and provision for income tax	2,396	3,260	3,855	3,258	8,519
Minority interest(3)	1,321	1,951	2,325	1,713	1,813

Income before income taxes	1,075	1,309	1,530	1,545	6,706
Provisions for income tax(4)	18	105	67	150	4

Net income	$1,057	$1,204	$1,463	$1,395	$6,702	$	$

Basic and diluted net income per share	$0.01	$0.01	$0.01	$0.01	$0.06	$	$
Weighted average shares outstanding used in basic and diluted net income per share	111,793	109,579	112,414	112,401	113,443

					Turner
					Investments, Inc.
	Turner Investment Partners, Inc.				Pro Forma(1)
				As of	As of
	As of December 31			September 30,	September 30,
	2004	2005	2006	2007	2007
	(In thousands)

Balance Sheet Data:
Total assets	$24,639	$26,314	$27,490	$48,036	$
Long-term debt, net of current maturities	419	—	—	3,431
Total liabilities	21,738	23,226	24,417	39,853
Minority interest(5)	1,321	1,271	984	857
Total shareholders’ equity(5)	1,580	1,817	2,089	7,326

	Turner Investment Partners, Inc.
				As of
	As of December 31			September 30,
	2004	2005	2006	2007
	(In millions)

Assets Under Management:
Institutional accounts	$6,572	$7,864	$10,391	$12,854
Managed accounts	1,085	1,253	2,135	2,519
Sub-advised mutual funds and commingled funds	6,302	7,133	7,985	9,453
Turner Funds	1,884	2,041	2,308	2,795

Total assets under management	$15,843	$18,291	$22,819	$27,621

(1)

(2)

(3)

(4)

(5)

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and all other information contained in this prospectus before deciding to invest in our Class A common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be negatively affected, the market price of your shares could decline and you could lose all or part of your investment.

Risks Related to Our Business

A decline in the prices of equity securities generally would lead to a decline in our assets under management, revenues and earnings.

Most of our revenue is determined by the amount of our assets under management. Under our investment management agreements with our clients, the management fee we receive is typically based on the market value of assets under management. Accordingly, a decline in the prices of equity securities generally may cause our revenues to decline by either causing the value of our assets under management to decrease or causing our clients to withdraw funds in favor of investments they perceive to offer greater opportunity or lower risk, both of which would result in lower management fees. The equity securities markets are highly volatile and equity securities prices may increase or decrease for many reasons beyond our control, including economic and political events, rising interest rates, inflation or acts of terrorism. If a decline in equity securities prices caused our revenues to decline, it could have a material adverse effect on our earnings.

Although past performance can be no assurance of future results, our growth composites have historically tended to outperform their benchmarks in equity markets experiencing increasing prices and have historically tended to underperform their benchmarks in equity markets experiencing decreasing prices. A decline in equity securities prices may cause our growth products to underperform relative to market indices or to our competition, resulting in a reduction in the assets we manage.

Our ability to attract and retain senior investment professionals and other personnel is critical to our success.

Competition for employees with the necessary qualifications in our industry is intense and we may not be successful in our efforts to recruit and retain the required personnel that form the foundation of our company. In addition, our investment professionals and senior sales and client service personnel have direct contact with our clients, which can lead to strong relationships. Although our employment contracts limit the ability of these personnel to solicit our clients after termination of their employment, the loss of these personnel could jeopardize our relationships with certain clients and result in the loss of client accounts. Moreover, our equity compensation may not be effective to recruit and retain the personnel we need, especially if the market price of our Class A common stock declines. Loss of key employees may occur due to perceived limited opportunities for promotion, increased compensation or other reasons, some of which may be beyond our control. The inability to recruit and retain qualified personnel could affect our ability to provide an acceptable level of service to our clients and our ability to retain clients and attract new clients, each of which could have a material adverse effect on our business.

We depend on Robert E. Turner and the loss of his services could have a material adverse effect on us.

The success of our business depends in part on the efforts, judgment and personal reputation of Robert E. Turner, our chairman, chief executive officer and chief investment officer. Mr. Turner oversees the portfolio management and research teams responsible for each of our investment strategies. Mr. Turner’s reputation, expertise in investing and relationships with our clients are each critical elements in operating and expanding our business, and we believe our performance is strongly correlated to Mr. Turner’s continued service. The unplanned loss of the services of Mr. Turner could have a material adverse effect on us, including our ability to retain clients, which could result in material asset outflows, our ability to raise new funds and the performance of our products.

Our investment management agreements may be terminated on short notice and, in some cases, are subject to annual approval, making our future client and revenue base unpredictable.

In general, our clients may terminate our investment management agreements and administration agreements for any reason (or no reason) on short notice, typically at least 30 or 60 days prior to termination. Fund investors typically may redeem their investments at any time for any reason (or no reason) with one day’s notice. Moreover, each investment management agreement with a registered investment company (including the management fees paid pursuant to the investment management agreement) is generally subject to annual approval by the registered investment company’s board, including approval by at least a majority of the board’s independent directors. We cannot predict whether our clients will terminate our agreements with us or whether our investment management agreements will be approved by our registered investment company clients.

Our clients may choose to terminate our services, reduce the aggregate amount of the assets we manage for them or shift their assets to other types of accounts with different rate structures for any of a number of reasons, including our investment performance, changes in prevailing interest rates and the equity securities market performance generally.

In a declining equity securities market the pace of registered investment company redemptions could accelerate. Poor performance tends to result in increased redemptions and the loss of accounts. The decrease in revenue that could result from any such events could have a material adverse effect on our business.

Loss of significant clients would decrease our revenues.

Of our 160 clients at September 30, 2007, other than the Turner Funds and other related party clients, the 50 largest clients represented 74.5% of our total assets under management and 64.4% of our total revenues for the nine months ended September 30, 2007. The loss of any of these clients would reduce our revenue. We have, from time to time, lost business because of decisions by our clients to reallocate their assets to different asset classes, to move their assets to our competitors, or for other reasons. In the future, we could lose clients under these or other circumstances, such as adverse equity securities market conditions or poor investment performance.

We largely depend on third-party distribution channels to market our investment products and to access our client base.

As of September 30, 2007, approximately 53.5% of our assets under management were attributable to accounts that we accessed, directly or indirectly, through third-party intermediaries. Our ability to access clients through these third-party intermediaries is subject to a number of risks, including:

•	The arrangements we have with third-party intermediaries may generally be terminated for any reason (or no reason) on short notice.

•	The potential investor base for mutual funds, commingled funds and managed accounts is relatively limited, and our ability to access these clients is highly dependent on access to the distribution systems and client bases of third-party intermediaries.

•	Third-party intermediaries who offer managed accounts to their customers may reduce the fees that they remit to us as part of the arrangements they have with us.

•	Generally, these third-party intermediaries offer competing internally and externally managed investment products.

In addition, our separate account business depends on referrals from investment consultants, financial planners and other professional advisors, as well as from our existing clients. Loss of any of the distribution channels afforded by third-party intermediaries, and the inability to access clients through new distribution channels, could decrease our assets under management and adversely affect our revenues and growth.

New client accounts sourced through consultant-led searches have been a large driver of the growth of our assets under management in our sub-advised mutual funds and commingled funds distribution channel and are expected to be a major component of our future growth. Many of these consultants review and evaluate our products and our organization from time to time. Poor reviews or evaluations of either the particular product or of us may result in client withdrawals or may impact our ability to attract new assets through these intermediaries.

Fee pressures could reduce our revenues and profitability.

There has been a trend toward lower fees in some segments of the asset management business. In addition, clients with large accounts have the ability to exert pressure on us to reduce our fees. In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with superior investment returns and service that will encourage them to be willing to pay our fees. We may not be able to maintain our current fee structure. Fee reductions on existing or future business would have an adverse impact on our revenues and profitability. Our annualized weighted average management fee was 0.53%, 0.54%, 0.49% and 0.48% as of December 31, 2004, 2005 and 2006 and as of September 30, 2007, respectively.

Employee misconduct could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

We run the risk that employee misconduct could occur in our business. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. In addition, we typically have discretion to trade client assets on the client’s behalf and must do so acting in the best interest of the client. As a result, we are subject to a number of obligations and standards, and the violation of those obligations or standards may adversely affect our clients and us. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases.

We intend to pay regular dividends to our shareholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Pennsylvania law.

After this offering, we intend to pay cash dividends on a quarterly basis. Our board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we will be dependent upon the ability of Turner Investment Partners, LLC to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses and pay dividends to our shareholders. We expect to cause Turner Investment Partners, LLC to make distributions to its members, including us. However, the ability of Turner Investment Partners, LLC to make such distributions will be subject to its operating results, cash requirements and financial condition, the applicable laws of the Commonwealth of Pennsylvania (which may limit the amount of funds available for distribution), its compliance with covenants and financial ratios related to indebtedness and its other agreements with third parties. If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our shares.

Our business is heavily dependent upon computer-based systems to process transactions; systems failures may disrupt our business and limit our growth.

Our business is highly dependent on communications and information systems, including those of our key service vendors. Any failure or interruption of such systems, whether caused by fire, other natural disaster, power or telecommunications failure, acts of terrorism or war or otherwise, could have a material adverse effect on our business. Operational risk arises from mistakes made in securities trading, the confirmation or settlement of transactions or from the improper recording of or accounting for transactions. We are highly dependent on our ability to process a large number of transactions on a daily basis, and rely heavily on financial, accounting, trading, compliance and other data processing systems to do so. If any of these systems (or their back-up systems and procedures) do not function properly or are disabled, we could suffer financial loss, business disruption, liability to clients, regulatory intervention or damage to our reputation. In addition, if these systems are unable to accommodate an increasing volume of transactions, our ability to expand could be affected. We cannot be sure that a failure or interruption of any of our back-up systems, whether caused by a fire, other natural disaster, power or telecommunications failure, act of war, terrorist act or otherwise, will not occur, or that back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

Risks Related to Our Investment Strategies

If our growth investment strategies go out of favor with our clients, it could have a material adverse effect on our revenues and earnings.

As of September 30, 2007, approximately 88.8% of the assets that we manage were in growth investment products. Our growth products could go out of favor with our clients for a number of reasons, such as poor performance relative to market indices, our competition or other investment strategies. If our growth investment strategies were to go out of favor with our clients, it could cause these clients to reduce their assets that we manage for them. A decrease in the assets under management in our growth investment products could have a material adverse effect on our revenues and earnings.

Our investment strategies may underperform the equity securities markets generally and the investment strategies of our competitors, which could cause a decline in our assets under management and negatively impact our ability to attract new clients.

Investment performance affects the assets under management of our existing clients and is one of the most important factors in retaining clients and attracting new clients. Poor performance relative to our peers and market indices tends to result in decreased sales, increased withdrawals and redemptions in the case of mutual funds and managed account programs, and in the loss of separate accounts, with corresponding decreases in revenue. Our investment strategies may underperform the equity securities market. In addition, our investment strategies may underperform the investment strategies of our competitors. Poor investment performance relative to the equity securities markets generally and the investment performance of our competitors could cause our existing clients to reduce or withdraw the assets that we manage for them and could negatively impact our ability to attract new clients. A reduction of our existing assets under management could negatively affect our revenues and earnings and the inability to attract new clients could have a negative impact on our ability to grow our assets under management.

Our investment strategies may not obtain attractive returns in the short term.

Our investment philosophy focuses on the long term and our investment processes are based on our ability to select stocks, rather than on timing markets. Accordingly, our investment strategies may not perform well during short periods of time, which may negatively affect our ability to retain clients and attract new clients. Loss of client assets and the failure to attract new clients could adversely affect our revenues and growth.

Our investment strategies involving the equity securities of issuers located outside of the United States may involve foreign currency exchange, political, social and economic uncertainties and risks.

Fluctuations in foreign currency exchange rates could negatively impact the portfolios of our clients who are invested in global or foreign investment strategies. Investments in foreign equity securities may also be affected by political, social and economic uncertainty affecting a country or region in which we are invested. Many foreign financial markets are not as developed, or as efficient, as the U.S. financial market, and, as a result, liquidity may be reduced and price volatility may be higher. The legal and regulatory environments, including financial accounting standards and practices, may also be different, and there may be less publicly available information in respect of such companies. These risks could adversely impact the performance of our strategies that are invested in equity securities of foreign issuers.

Risks Related to Our Industry

A failure to comply with, and changes to, asset management industry guidelines and requirements and applicable laws and regulations could adversely affect our business.

The asset management industry is subject to client guidelines, and our advising of registered investment companies and other fund clients involves compliance with numerous additional asset valuation, distribution and tax requirements. A failure to adhere to these guidelines or satisfy these requirements could result in payments to our clients in certain circumstances. Our business is also subject to extensive regulation in the United States, including by the Securities and Exchange Commission (the “SEC”). We are also subject to regulation outside the United States, including where we are registered with or authorized by regulatory authorities. Our failure to comply with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of our registration as an investment advisor. Failures to comply with industry guidelines and requirements and applicable laws and regulations could have a material adverse effect on our business. In addition, changes in these guidelines, requirements, laws and regulations may impose a greater burden on us and could also materially adversely affect our business.

The asset management industry is intensely competitive.

The asset management industry is intensely competitive, with competition based on a variety of factors, including investment performance, the quality of service provided to clients, the level of fees and commissions charged for services, brand recognition and business reputation, the range of products offered, the level of expenses paid to financial intermediaries related to administration and/or distribution and financial strength.

We compete in all aspects of our business with a large number of asset management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. A number of factors serve to increase our competitive risks:

•	A number of our competitors have greater capital and other resources, and offer more comprehensive lines of products and services, than we do.

•	The recent trend toward consolidation within the asset management industry, and the securities business in general, has served to increase the size and strength of a number of our competitors.

•	There are relatively few barriers to entry by new asset management firms, including a relatively low cost of entering the asset management industry, and the successful efforts of recent entrants into our various lines of business, including major banks, insurance companies and other financial institutions, have resulted in increased competition.

•	Other industry participants will from time to time seek to recruit our employees away from us.

•	Our competitors are seeking to expand market share in the products and services we offer or intend to offer in the future.

These competitive pressures could reduce our revenues and earnings and have a material adverse effect on our business.

The asset management industry faces substantial litigation risks, which could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

As an investment advisor, we have a fiduciary duty to our clients. If our clients suffer significant losses, or are otherwise dissatisfied with our services, we could be subject to legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

Regulations restricting the use of “soft dollars” could result in an increase of our expenses.

On behalf of most of our clients, we make decisions to buy and sell equity securities, select broker-dealers to execute trades and negotiate brokerage commission rates. In connection with these transactions, we may receive “soft dollar” credits from broker-dealers that we can use to defray certain of our expenses. The SEC narrowed its interpretation of permissible “soft dollar” transactions in 2006, which limited the ability of asset managers to use “soft dollars” and has increased our costs for brokerage and research. We would expect a further increase in our operating expenses for future periods if the use of “soft dollars” was eliminated or significantly reduced.

Risks Related to Our Reorganization

The historical financial information of Turner Investment Partners, Inc. and its subsidiaries contained in this prospectus may not be representative of our results as a public company.

Because Turner Investment Partners, Inc. historically has operated as an S corporation, Turner Investment Partners, Inc. paid little or no taxes on profits in the United States. As a result, Turner Investment Partners, Inc.’s provision for income taxes has not reflected U.S. corporate federal income taxes. After the consummation of the Reorganization, we will be subject to U.S. federal, state and local income taxes applicable to C corporations.

Reorganizing our business from a privately held firm to a publicly traded company will result in increased administrative and regulatory costs and burdens that are not reflected in the historical financial statements of Turner Investment Partners, Inc. These increased administrative and regulatory costs and burdens could adversely affect our results of operations. In addition, as we will be a publicly traded company, we will be implementing additional regulatory and administrative procedures and processes for the purpose of addressing the standards and requirements applicable to public companies, including those under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related regulatory initiatives. The costs of implementing these steps may be significant.

Control by Robert E. Turner of a majority of the combined voting power of our common stock may give rise to conflicts of interests.

After this offering, Robert E. Turner will control Turner Founders, L.P. as he will be the sole managing member of Turner GP, LLC, the general partner of Turner Founders, L.P. Robert E. Turner will therefore control the assets of Turner Founders, L.P., including the membership units of Turner Investment Partners, LLC. In addition, Robert E. Turner will be the sole managing member of Robert Turner, LLC and, accordingly, will control the one outstanding share of Class B common stock of Turner Investments, Inc. As a result, Robert E. Turner will control approximately [      ]% of the combined voting power of our common stock and will have the ability to elect all of the members of our board of directors and thereby to control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends on our common stock. In addition, he will be able to determine the outcome of all matters requiring shareholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive our Class A shareholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. As a result of the control exercised by Robert E. Turner over us, none of our agreements with him and other companies controlled by him have been negotiated on “arm’s length” terms. We cannot assure you that we would not have received more favorable terms from an unaffiliated party. For a description of these agreements, see “Certain Relationships and Related Party Transactions”.

The pro forma financial information in this prospectus may not permit you to predict our costs of operations, and the estimates and assumptions used in preparing our pro forma financial information may be materially different from our actual experience as a public company.

In preparing the pro forma financial information in this prospectus, we have made adjustments to the historical financial information of Turner Investment Partners, Inc. and its subsidiaries based upon currently available information and assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions contemplated by the Reorganization. Some of these adjustments include, among other items, a deduction and charge to earnings of estimated income taxes based on an estimated tax rate and estimated salaries and payroll taxes. These and other estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience. The pro forma financial information in this prospectus does not purport to represent what Turner Investment Partners, LLC or Turner Investments, Inc.’s results of operations would actually have been had Turner Investment Partners, LLC or Turner Investments, Inc. operated during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma financial information and related notes. See “Unaudited Pro Forma Financial Information”. The results of future periods may be materially different as a result of (i) product performance which differs from the historical performance reflected in our unaudited pro forma financial information, (ii) additional future transactions not reflected in our unaudited pro forma financial information and (iii) the fact that our unaudited pro forma financial information does not reflect certain other historical transactions.

The requirements of being a public company may strain our resources and distract management.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act. These

requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

Our internal control over financial reporting does not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Our internal control over financial reporting does not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. We are in the process of addressing our internal controls over financial reporting and will be establishing formal committees to oversee our policies and processes related to financial reporting and to the identification of key financial reporting risks, assessments of their potential impact and linkage of those risks to specific areas and activities within our organization.

Additionally, we intend to begin the process of documenting and testing our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. As a public company, we will be required to complete our initial assessment in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Matters impacting our internal control may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if our independent registered public accounting firm reports a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in our share price. In addition, we will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404.

We will be required to pay Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC for most of the tax benefits we realize as a result of the tax basis step-ups we receive in the assets of Turner Investment Partners, LLC in connection with both the Reorganization and the subsequent exchanges by Turner Founders, L.P. and the Individual Members of TIP LLC for shares of our Class A common stock. As discussed below, we may not be able to realize these tax basis step-ups.

As of the date of this offering, we will acquire a certain number of membership units of Turner Investment Partners, LLC from Turner Investment Partners, Inc. In addition, from time to time after this offering, subject to de minimis and certain other administrative restrictions, Turner Founders, L.P. and the Individual Members of TIP LLC will have the right to exchange each membership unit in Turner Investment Partners, LLC held by them for one share of Class A common stock. As a result of its acquisition of membership units of Turner Investment Partners, LLC, Turner Investments, Inc. will have an adjustment to the tax basis of the assets owned by Turner Investment Partners, LLC. Turner Investment Partners, LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended (and under any similar provision of applicable state and local tax laws), which may result in an adjustment to the tax basis of the assets owned by Turner Investment Partners, LLC at the time of the exchange. The acquisition of membership units of Turner Investment Partners, LLC by Turner Investment Partners, Inc. and the subsequent exchanges of such membership units may result in increases in the tax basis of the tangible and intangible assets of Turner Investment Partners, LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that Turner Investments, Inc. would otherwise be required to pay in the future, although the Internal Revenue Service or any other tax authority may challenge all or a part of the tax benefit attributable to such basis increase and a court could sustain such a challenge.

Turner Investments, Inc. will enter into a tax receivable agreement with Turner Investment Partners, Inc., Turner Founders, L.P. and the Individual Members of TIP LLC that will provide for the payment by Turner Investments, Inc. to Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC, with respect to any increases in tax basis described above, of 85% of the amount of the actual cash savings, if any, in U.S. federal, state, and local income tax that Turner Investments, Inc. actually realizes as a result of these increases in tax basis and certain other tax benefits related to entering into the tax receivable agreement. While the actual increase in tax basis and the amount and timing of any payments under this agreement will vary depending on a number of factors, including the timing of our income and/or the income tax rates then in effect, we expect that the payments that Turner Investments, Inc. may make to Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC could be material in amount.

If the Internal Revenue Service or other taxing authority were to subsequently challenge any of Turner Investments, Inc.’s cash savings covered by the tax receivable agreement, and if such challenge were ultimately upheld, the terms of the tax receivable agreement require Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC to repay to Turner Investments, Inc. an amount equal to the prior payments effectively made by Turner Investments, Inc. in respect of such disallowed cash savings reduced by an assumed tax liability incurred by the shareholders of Turner Investment Partners, Inc., the indirect owners of Turner Founders, L.P. and/or the Individual Members of TIP LLC on the receipt of such payments. Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC will not be liable for any interest and penalties to which Turner Investments, Inc. may be subject in the event of a successful challenge by any taxing authority with respect to any cash savings which are the subject of the tax receivable agreement. Any such repayment obligation under the tax receivable agreement is an unsecured obligation and a several liability of each of Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC (and not a joint liability among such entities or persons). As a result of the foregoing, in certain circumstances, payments could be made to Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC under the tax receivable agreement in excess of Turner Investments, Inc.’s cash tax savings. Turner Investments, Inc.’s ability to achieve benefits from any such tax basis increase, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income and/or the statutory income tax rates then in effect.

See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” for more information.

If we were deemed an “investment company” under the Investment Company Act of 1940 as a result of our ownership of membership units of Turner Investment Partners, LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could materially adversely affect our business, financial condition and results of operation.

We do not believe that Turner Investments, Inc. will be an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), after completion of the Reorganization because Turner Investments, Inc. will have the power to appoint and remove the manager or managing member of Turner Investment Partners, LLC. If Turner Investments, Inc. were to cease participation in the management of Turner Investment Partners, LLC or not be deemed to have a majority of the voting power of Turner Investment Partners, LLC, its interest in Turner Investment Partners, LLC could be deemed an “investment security” for purposes of the Investment Company Act.

The Investment Company Act and the rules thereunder contain detailed prescriptions for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. If we were deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements in place today and materially and adversely affect our business, financial condition and results of operations.

A transfer of our Class B common stock or a controlling block of our Class A common stock or a change of control of Robert Turner, LLC (the entity holding our Class B common stock) could terminate our investment management agreements with our clients, which could have a material adverse effect on our business, financial condition and results of operations.

Notwithstanding the restriction on the transfer of our Class B common stock and/or a change in control of Robert Turner, LLC, a transfer of our Class B common stock or a controlling block of our Class A common stock or a change of control of Robert Turner, LLC would automatically terminate our investment management agreements with our registered investment company clients and provide our other clients with the right to terminate their investment management agreements. In addition, in the case of our registered investment company clients, a fund’s board of directors (and in some instances its shareholders) must vote to continue their investment management agreement with us and could prevent us from increasing our management fees for two years. We would therefore need to obtain the consents of our clients to the transfer of our Class B common stock or of a controlling block of our Class A common stock or a change of control of Robert Turner, LLC.

Under the Investment Company Act, an investment management agreement with a registered investment company must provide for its automatic termination in the event of its assignment. Under the Investment Advisers Act, a client’s investment management agreement may not be assigned by the investment advisor without the client’s consent. An investment management agreement is considered under both the Investment Advisers Act and the Investment Company Act to be assigned to another party when a controlling block of the advisors’ securities is transferred. In our case, an assignment of our investment management agreements may occur if, among other things, we sell or issue a certain number of additional shares of Class A common stock after this offering or if a certain number of membership units in Turner Investment Partners, LLC are exchanged for shares of Class A common stock. After this offering, we cannot be certain that our clients will consent to assignments of our investment management agreements or approve new agreements with us if a controlling block of our Class A common stock is transferred, our Class B common stock is transferred or a change of control of Robert Turner, LLC occurs.

In addition, under the Investment Company Act, if a registered investment company’s investment advisor engages in a transaction that results in the assignment of its investment management agreement with the registered investment company, the advisor may not impose an “unfair burden” on that registered investment company as a result of the transaction for a two-year period after the transaction is completed. The term “unfair burden” has been interpreted to include certain increases in management fees. The termination of our investment management agreements could have a material adverse effect on our business, financial condition and results of operations.

As a result of the Reorganization, we will be required to obtain the consents of our clients to the assignment of their investment management agreements from Turner Investment Partners, Inc. and Turner Investment Management LLC to Turner Investment Partners, LLC. We risk losing clients who do not consent.

Under the Investment Advisers Act and under the terms of each of our agreements with our clients, an investment management agreement may not be assigned by the investment advisor without the client’s consent. We intend to assign all investment management agreements to Turner Investment Partners, LLC in connection with the Reorganization. We cannot be certain that our clients will consent to the assignment of our investment management agreements or approve new agreements with us. If they do not, the agreements with registered investment company clients would automatically terminate. Clients that are not registered investment companies who do not consent would have the right to terminate their investment management agreements. The termination of our investment management agreements could have a material adverse effect on our business, financial condition and results of operations. As of October 30, 2007, we have received consents with respect to approximately 81% of our investment management agreements, which represents approximately 81% of our assets under management as of September 30, 2007.

Risks Related to Our Class A Common Stock

The disparity in the voting rights among our classes of shares may have an adverse effect on the price of our Class A common stock.

Each share of our Class A common stock will entitle its holder to one vote, while the one outstanding share of Class B common stock will entitle its holder to a number of votes equal to the number of membership units of Turner Investment Partners, LLC that are not held by Turner Investments, Inc. (i) multiplied by ten if Turner Investments, Inc. owns less than 80% of the outstanding membership units of Turner Investment Partners, LLC or (ii) multiplied by one in all other circumstances. The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common stock as having value. In particular, this concentration of voting power could deprive Class A shareholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale of our company, and could ultimately affect the market price of our Class A common stock.

Future sales of our Class A common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible debt or equity securities to finance future acquisitions. After this offering, we will have [          ] outstanding shares of Class A common stock (or [          ] outstanding shares of Class A common stock, if the underwriters exercise their option to purchase additional shares in full). This number includes all of the shares of our Class A common stock we are selling in this offering, which may be resold immediately in the public market.

In addition, Turner Founders, L.P. and the Individual Members of TIP LLC will own [          ] membership units in Turner Investment Partners, LLC. Our amended and restated articles of incorporation will provide for the exchange of membership units in Turner Investment Partners, LLC (other than those held by Turner Investments, Inc.) for shares of our Class A common stock. Subject to selling restrictions described under “Shares Eligible for Future Sale” and “Underwriting”, Turner Founders, L.P. and the Individual Members of TIP LLC could from time to time and for any reason, subject to de minimis and certain other administrative restrictions, exchange their membership units in Turner Investment Partners, LLC for shares of our Class A common stock and sell any or all of those shares.

We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock, including by Turner Founders, L.P. and the Individual Members of TIP LLC, may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our Class A common stock to decline.

There may not be an active trading market for shares of our Class A common stock, which may cause our Class A common stock to trade at a discount from its initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has been no public trading market for shares of our Class A common stock. It is possible that, after this offering, an active trading market will not develop or continue. If an active trading market does not develop, you may have difficulty selling any shares of our Class A common stock that you buy. The initial public offering price per share of our Class A common stock will be determined by agreement between us and Goldman, Sachs & Co., the representative of the underwriters, and may not be indicative of the price at which the shares of our Class A common stock will trade in the public market after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you paid in this offering.

Anti-takeover provisions in our amended and restated articles of incorporation and amended and restated bylaws, Pennsylvania law and the restriction under our investment management agreements regarding the transfer of a controlling interest could discourage a change of control that our Class A common shareholders may favor, which could negatively affect the price of our Class A common stock.

Provisions in our amended and restated articles of incorporation and amended and restated bylaws may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our shareholders. For example, our amended and restated articles of incorporation, which will be in effect at the time this offering is consummated, will authorize the board of directors to issue, without shareholder approval, preferred stock. The issuance of preferred stock could deprive Class A shareholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale of our company, and could ultimately affect the market price of our Class A common stock.

In addition, provisions of the Pennsylvania Business Corporation Law of 1988, as amended, restrict certain business combinations with interested shareholders. The market price of our Class A common stock could be adversely affected to the extent that the provisions of our amended and restated articles of incorporation and amended and restated bylaws or of Pennsylvania Business Corporation Law discourage potential takeover attempts that our shareholders may favor.

Notwithstanding the restriction on the transfer of our Class B common stock and/or a change in control of Robert Turner, LLC, a transfer of our Class B common stock or a controlling block of our Class A common stock or a change of control of Robert Turner, LLC, the holder of our Class B common stock, would automatically terminate our investment management agreements with our registered investment company clients and provide our other clients with the right to terminate their investment management agreements. In addition, in the case of our registered investment company clients, a fund’s board of directors (and in some instances its shareholders) must vote to continue the agreement, and could prevent us from increasing management fees for two years. This restriction may discourage potential purchasers from acquiring a controlling interest in our company, which could negatively affect the price of our Class A common stock.

You will suffer immediate and substantial dilution.

The initial public offering price per share of our Class A common stock is substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover of this prospectus), you will incur immediate and substantial dilution in an amount of $           per share. In addition, grants under our equity compensation plan with respect to our Class A common stock will result in additional dilution. We have reserved under our equity compensation plan 6,000,000 shares, or approximately [          ]%, of our Class A common stock on a fully diluted basis assuming Turner Founders, L.P. and the Individual Members of TIP LLC exchanged all of their membership units in Turner Investment Partners, LLC for shares of our Class A common stock as of the date of this offering. To the extent we grant options under our equity compensation plan to purchase shares of our Class A common stock with an exercise price lower than the offering price, you will suffer dilution upon the exercise of those options. The maximum number of shares of our Class A common stock that may be subject to awards made to any one individual in any one calendar year will be 1,000,000. See “Dilution” and “Management”.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements”, which include information relating to future events, our future financial performance, strategies, expectations, competitive environment and regulations. These forward-looking statements include, without limitation, statements regarding:

•	proposed new investment products;

•	expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity;

•	projections, predictions, expectations, estimates or forecasts as to our business, financial and operating results and future economic performance; and

•	management’s goals and objectives and other similar expressions concerning matters that are not historical facts.

Words such as “may”, “will”, “might”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, and similar expressions, as well as statements in future tense, the negative of these terms and other comparable terminology, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	adverse changes in applicable laws or regulations;

•	downward fee pressures and increased industry competition;

•	risks inherent to the investment management business;

•	the loss of revenues due to contract terminations and redemptions;

•	conflicts of interest due to our ownership structure;

•	general declines in the prices of securities;

•	the loss of key executives;

•	the unavailability of our distribution channels;

•	failure to recruit and retain qualified personnel;

•	a loss of revenues if our investment strategies perform poorly;

•	failure to comply with client and registered investment company board guidelines;

•	non-performance of third-party vendors;

•	our holding company structure; and

•	other factors discussed under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”.

Forward-looking statements speak only as of the date the statements are made. You should not place undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws, and we do not intend to do so.

REORGANIZATION AND OUR HOLDING COMPANY STRUCTURE

Reorganization

Our business is currently conducted by Turner Investment Partners, Inc., which was incorporated in Pennsylvania on January 17, 1990, and its subsidiaries. The majority of the beneficial ownership interest of Turner Investment Partners, Inc. is held, directly or indirectly, by Robert E. Turner.

As a result of the Formation Transaction and the Reorganization described below, Turner Investment Partners, LLC will become our operating company. After this offering, the Class A common stock of Turner Investments, Inc. owned by our public shareholders will represent [     ]% of our voting stock, and the Class B common stock controlled by Robert E. Turner, as sole managing member of Robert Turner, LLC, will represent [     ]% of our voting stock. In addition, the membership units in our operating company will be [     ]% owned by Turner Investments, Inc., [     ]% owned by Turner Founders, L.P. and [     ]% owned by the Individual Members of TIP LLC.

Formation Transaction.  In connection with this offering, Robert E. Turner and Turner Investment Partners, Inc. and its subsidiaries will undertake certain transactions, which we refer to as the “Formation Transaction”. The Formation Transaction will establish Turner Investment Partners, LLC as the owner and operator of the business now conducted by Turner Investment Partners, Inc. and its subsidiaries. The Formation Transaction will consist of the following steps:

•	Turner Investment Partners, Inc. will establish RETurner Holdings, LLC and will act as its sole managing member.

•	Turner Investment Management LLC will establish Turner Investment Partners, LLC and RETurner Holdings, LLC will act as the sole manager of Turner Investment Partners, LLC.

•	Turner Investment Management LLC will contribute to Turner Investment Partners, LLC all of its assets and liabilities in exchange for 100% of the membership units in Turner Investment Partners, LLC.

•	Turner Investment Management LLC will distribute all of the membership units of Turner Investment Partners, LLC to its members, namely, Turner Investment Partners, Inc. and [ ]. After this offering, Turner Investment Management LLC will be dissolved.

•	Turner Investment Partners, Inc. will contribute to Turner Investment Partners, LLC substantially all of its assets and liabilities, including all of the equity interests of Turner International, Ltd. (except for (i) the membership units of Turner Investment Partners, LLC it will own immediately prior to such contribution, (ii) its equity interest of RETurner Holdings, LLC, (iii) deferred issuance costs and liabilities incurred in connection with this offering and (iv) certain non-material assets), in exchange for additional membership units in Turner Investment Partners, LLC.

•	Robert E. Turner will establish Turner GP, LLC and will act as its sole managing member.

•	Turner GP, LLC will establish Turner Founders, L.P. as a limited partnership. The general partner of Turner Founders, L.P. will be Turner GP, LLC and the limited partner will be Turner Investment Partners, Inc. In exchange for its limited partnership interest in Turner Founders, L.P., Turner Investment Partners, Inc. will contribute to Turner Founders, L.P. (i) certain membership units in Turner Investment Partners, LLC and (ii) its equity interest in RETurner Holdings, LLC.

Establishment of Turner Investments, Inc.  On July 17, 2007, Turner Investment Partners, Inc. established a new company, Turner Investments, Inc., as a Pennsylvania corporation and became the sole owner of all of its capital stock. Turner Investments, Inc. has not engaged in any business or other activities except in connection with its formation.

Prior to this offering, the articles of incorporation of Turner Investments, Inc. will be amended and restated to, among other things:

•	create two classes of common stock, Class A and Class B, and set forth the voting rights associated with each such class; and

•	provide for the exchange of membership units in Turner Investment Partners, LLC (other than those held by Turner Investments, Inc.), on a one-for-one basis, for shares of its Class A common stock.

Turner Investments, Inc.’s Acquisition of Turner Investment Partners, LLC Membership Units.  Turner Investments, Inc. will use the proceeds of this offering, after deducting the underwriting discounts, to acquire [          ] membership units in Turner Investment Partners, LLC from Turner Investment Partners, Inc. (and will use the proceeds received upon exercise of the underwriters’ option, after deducting the underwriting discounts, to purchase additional shares to purchase [          ] membership units in Turner Investment Partners, LLC from Turner Founders, L.P. if the underwriters exercise their option to purchase additional shares in full).

After Turner Investments, Inc.’s acquisition of membership units in Turner Investment Partners, LLC, the operating agreement of Turner Investment Partners, LLC will be amended and restated to remove RETurner Holdings, LLC as the sole manager, and to appoint Turner Investments, Inc., as the sole managing member, of Turner Investment Partners, LLC. As the sole managing member of Turner Investment Partners, LLC, Turner Investments, Inc. will conduct the business now conducted by Turner Investment Partners, Inc. and its subsidiaries.

Turner Investment Partners, Inc.’s Purchase of Certain Equity Interests from Individual Members of TIP LLC.  Turner Investment Partners, Inc. will purchase from [     ], [     ], [     ], [     ], [     ] and [     ] all of their equity interests in Turner Investment Partners, Inc. in exchange for membership units in Turner Investment Partners, LLC and cash. In addition, Turner Investment Partners, Inc. will purchase from [     ] a portion of his membership units in Turner Investment Partners, LLC for cash.

Establishment of Robert Turner, LLC.  Robert E. Turner will establish Robert Turner, LLC and will act as its sole managing member. After the Formation Transaction, Robert Turner, LLC will own the one outstanding share of Class B common stock of Turner Investments, Inc.

Reorganization of Limited Partnerships.  The limited partnership agreements of each of the 22 limited partnerships used to test, evaluate and incubate new investment products will be amended and restated in order to provide that Turner Investment Partners, LLC will be the general partner of each of the partnerships.

Structure after the Reorganization.  As a result of the Formation Transaction and the other transactions described above, which we collectively refer to as the “Reorganization”, immediately following this offering and the application of the proceeds, after deducting the underwriting discounts, described above:

•	Turner Investments, Inc. and Turner Founders, L.P. will own approximately [ ]% and [ ]%, respectively, of the membership units in Turner Investment Partners, LLC (or approximately [ ]% and [ ]%, respectively, if the underwriters exercise their option to purchase additional shares in full);

•	[ ], [ ], [ ], [ ], [ ], [ ] and [ ] will own directly, in aggregate, approximately [ ]% of the membership units in Turner Investment Partners, LLC;

•	[ ] outstanding shares of Class A common stock of Turner Investments, Inc., all of which will have been sold pursuant to this offering, will represent all of the outstanding capital stock of Turner Investments, Inc. based on economic value; and

•	the one outstanding share of Class B common stock of Turner Investments, Inc., which will be owned by Robert Turner, LLC, will represent none of the outstanding capital stock of Turner Investments, Inc. based on economic value and will represent approximately [ ]% of the combined voting power of all shares of our capital stock (or approximately [ ]% if the underwriters exercise their option to purchase additional shares in full).

•	Turner Investment Partners, LLC will own a nominal general partnership interest in each of the 22 limited partnerships used to test, evaluate and incubate new investment products.

After this offering, Robert E. Turner will control Turner Founders, L.P. as he will be the sole managing member of Turner GP, LLC, the general partner of Turner Founders, L.P. Robert E. Turner will therefore control the assets of Turner Founders, L.P., including the membership units of Turner Investment Partners, LLC. In addition, Robert E. Turner will be the sole managing member of Robert Turner, LLC and, accordingly, will control the one outstanding share of Class B common stock of Turner Investments, Inc. As a result, Robert E. Turner will be able to exercise control over all matters requiring the approval of our shareholders, including the election of our directors and the approval of significant corporate transactions, and over our dividend policy and our access to capital.

The diagram below depicts our organizational structure immediately after the consummation of the Reorganization (assuming no exercise of the underwriters’ option to purchase additional shares and excluding subsidiaries of Turner Investment Partners, LLC).

(1)	The outstanding share of Class B common stock will be held by Robert Turner, LLC, a limited liability company whose sole managing member will be Robert E. Turner.

(2)	The general partner of Turner Founders, L.P. will be Turner GP, LLC and the limited partner will be Turner Investment Partners, Inc., our predecessor company. Robert E. Turner will be the sole managing member of Turner GP, LLC. All of the capital stock of Turner Investment Partners, Inc. will be beneficially owned by our founders Robert E. Turner, Mark D. Turner and Christopher K. McHugh. Mark D. Turner, Christopher K. McHugh and Robert E. Turner will own 42%, 42% and 16%, respectively, of the voting stock of Turner Investment Partners, Inc.

(3)	Following this offering, Turner Investment Partners, LLC will have one wholly-owned subsidiary, Turner International, Ltd., and will own a nominal general partnership interest in each of the 22 limited partnerships used to test, evaluate and incubate new investment products.

Holding Company Structure

We will be a holding company and, immediately after the consummation of the Reorganization, our principal asset will be our [     ]% equity interest in Turner Investment Partners, LLC (or [     ]% if the underwriters exercise their option to purchase additional shares in full). Our only business will be acting as the sole managing manager of Turner Investment Partners, LLC. Net profits, net losses and distributions of Turner Investment Partners, LLC will generally be allocated and made to its members pro rata in accordance with the percentages of their respective membership units. Accordingly, net profits and net losses of Turner Investment Partners, LLC will initially be allocated, and distributions of Turner Investment Partners, LLC will initially be made, approximately [     ]% to us and approximately [     ]% in aggregate to Turner Founders, L.P. and the Individual Members of TIP LLC (or approximately [     ]% and [     ]%, respectively, if the underwriters exercise their option to purchase additional shares in full). See “Management — Governance Documents”.

As sole managing member of Turner Investment Partners, LLC, we will manage and control Turner Investment Partners, LLC and will consolidate the financial results of Turner Investment Partners, LLC and its subsidiaries with ours. In light of the expected [     ]% aggregate ownership interest in Turner Investment Partners, LLC of Turner Founders, L.P. and the Individual Members of TIP LLC (or [     ]% if the underwriters exercise their option to purchase additional shares in full), we will reflect such ownership interest as a minority interest on our balance sheet and statement of operations. Our historical results will be those of Turner Investment Partners, Inc., as our predecessor company. As a result, our net income, after excluding the minority interest of Turner Founders, L.P. and the Individual Members of TIP LLC, will represent [     ]% of Turner Investment Partners, LLC’s net income (or [     ]% if the underwriters exercise their option to purchase additional shares in full). In addition, as the general partner of each of the 22 limited partnerships used to test, evaluate and incubate new investment products, we will manage and control each limited partnership and will consolidate the financial results of each limited partnership with Turner Investment Partners, LLC. We will reflect the limited partnership interest for each limited partnership as a minority interest on the balance sheet and statement of operations for Turner Investment Partners, LLC. For more information on the pro forma impact of the Reorganization, see “Unaudited Pro Forma Financial Information”.

As a member of Turner Investment Partners, LLC, we will incur U.S. federal, state and local income taxes on our proportionate share of any net taxable income of Turner Investment Partners, LLC. In accordance with the amended and restated operating agreement pursuant to which Turner Investment Partners, LLC will be governed, we intend to cause Turner Investment Partners, LLC to distribute cash to its members to the extent necessary to cover their tax liabilities, if any, arising from their share of Turner Investment Partners, LLC’s income. For this purpose, indirect owners of flow-through entities for tax purposes will be taken into account.

S Corporation Status

Since Turner Investment Partners, Inc.’s organization in 1990, it has elected to be treated for U.S. federal and certain state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable state laws. As a result, its earnings have been taxed for U.S. federal and, in the case of certain states, state income tax purposes directly to its shareholders rather than to Turner Investment Partners, Inc., leaving its shareholders responsible for paying income taxes on these earnings.

USE OF PROCEEDS

The proceeds from the sale of the [          ] shares of Class A common stock offered by us will be approximately $[     ] million, based on an estimated initial public offering price of $[     ] per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts. All offering expenses will be paid by Turner Investment Partners, Inc.

We intend to use all of the proceeds of this offering, after deducting the underwriting discounts, to purchase from Turner Investment Partners, Inc. [          ] membership units in Turner Investment Partners, LLC. As a result, the purchase price for the membership units will be determined by the public offering price of our Class A common stock in this offering less the underwriting discounts. The proceeds of this offering used to purchase membership units from Turner Investment Partners, Inc. will not be contributed to Turner Investment Partners, LLC as part of the Reorganization. Pending their use to purchase membership units in Turner Investment Partners, LLC, the proceeds of this offering, after deducting the underwriting discounts, may be invested by Turner Investments, Inc. in short-term investment grade securities as deemed appropriate by Turner Investments, Inc. If the underwriters exercise their option to purchase additional shares, we intend to use all of the proceeds from the exercise of the option, after deducting the underwriting discounts, to purchase additional shares to purchase additional membership units in Turner Investment Partners, LLC from Turner Founders, L.P.

The following table illustrates the expected application of the gross proceeds from this offering as described above, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No	Full
	Exercise	Exercise
(In millions)

Gross proceeds from offering	$ [ ]	$ [ ]
Underwriting discounts	[ ]	[ ]
Acquisition of Turner Investment Partners, LLC membership units from Turner Investment Partners, Inc.	[ ]	[ ]
Acquisition of Turner Investment Partners, LLC membership units from Turner Founders, L.P.	[ ]	[ ]

DIVIDEND POLICY

Turner Investments, Inc. has not declared or paid any cash dividends on its Class A common stock since its inception. Subject to compliance with applicable law, Turner Investments, Inc. currently intends to declare quarterly dividends on all outstanding shares of Class A common stock and expects its initial quarterly dividend to be approximately $[     ] per share, payable in respect of the first quarter of 2008. We intend to fund our initial dividend, as well as future dividends, with available cash generated from our operations. Class B common stock is not entitled to receive any dividends declared or paid by Turner Investments, Inc.

Any declaration and payment of dividends will be subject to actual future earnings, the cash flow and capital requirements of Turner Investments, Inc., the amount of distributions to Turner Investments, Inc. from Turner Investment Partners, LLC and the discretion of our board of directors.

The board of directors of Turner Investments, Inc. will take into account general economic and business conditions; the financial results of Turner Investment Partners, LLC; the capital requirements of Turner Investments, Inc.; the strategic plans of Turner Investments, Inc.; the contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by Turner Investments, Inc. to its shareholders; and such other factors as it may deem relevant.

Turner Investments, Inc. is a holding company and, as such, its ability to pay dividends is subject to the ability of our subsidiary to provide cash to us. In accordance with the amended and restated operating agreement pursuant to which Turner Investment Partners, LLC will be governed, we expect to cause Turner Investment Partners, LLC to pay distributions to its members to the extent necessary to enable such members, including us, to pay taxes incurred with respect to any taxable income of Turner Investment Partners, LLC. For this purpose, indirect owners of flow-through entities for tax purposes will be taken into account. Because Turner Investment Partners, LLC will be treated as a partnership for income tax purposes, the taxable income of Turner Investment Partners, LLC will be allocated to the holders of its membership units on a pro rata basis. Distributions from Turner Investment Partners, LLC in excess of such tax distributions, and the declaration and payment of future dividends by us, as noted above, will be at the discretion of our board of directors. Distributions from Turner Investment Partners, LLC to the holders of its membership units will not be treated as dividend income.

Neither we nor Turner Investment Partners, LLC have any debt obligations which limit the ability to pay dividends to us, in the case of Turner Investment Partners, LLC, or to our shareholders, in our case. Pursuant to the amended and restated operating agreement, Turner Investment Partners, LLC may not make any distributions to its members, including us, if doing so would violate any law then applicable to it or have the effect of rendering it insolvent.

Our dividend policy has certain risks and limitations, particularly with respect to liquidity. Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the necessary cash. To the extent we do not have cash on hand sufficient to pay dividends, we may decide not to pay dividends. By paying cash dividends rather than investing that cash in our future growth, we risk slowing that pace of our growth, or not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures, should the need arise.

CAPITALIZATION

The following table sets forth:

•	the capitalization of Turner Investment Partners, Inc. on an actual basis as of September 30, 2007; and

•	the capitalization of Turner Investments, Inc., on a pro forma as adjusted basis, giving effect to the Reorganization as if it had occurred on September 30, 2007, including our sale of [ ] shares of our Class A common stock in this offering at an estimated initial public offering price of $[ ] per share, (the midpoint of the price range set forth on the cover of this prospectus), our receipt of the estimated $[ ] million in proceeds from this offering, after deducting the underwriting discounts, and the application of the proceeds, after deducting the underwriting discounts, to acquire membership units in Turner Investment Partners, LLC, as described under “Use of Proceeds”.

You should read this table together with “Use of Proceeds”, “Reorganization and our Holding Company Structure”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Description of Capital Stock” and our historical consolidated financial statements and our unaudited pro forma financial statements, along with the notes thereto, included elsewhere in this prospectus.

	As of September 30, 2007
		Pro Forma
	Actual	as Adjusted(1)
	(In thousands, except per share data)

Minority interest	$857	$(2)

Shareholders’ equity:(3)(4)
Turner Investment Partners, Inc.
Class A common stock, $0.0001 par value; actual - 100,000 shares authorized, 964 shares issued and outstanding	—
Class B common stock, $0.0001 par value; actual - 200,000 shares authorized, 111,196 shares issued and outstanding	11
Turner Investments, Inc.
Class A common stock, $0.01 par value; pro forma as adjusted - 150,000,000 shares authorized, [ ] shares issued and outstanding
Class B common stock, $0.01 par value; pro forma as adjusted - one share authorized, one share issued and outstanding	—
Additional paid-in capital	514
Retained earnings	6,801	—

Total shareholders’ equity	7,326

Total capitalization	$8,183	$

(1)

(2)

(3)

(4)

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock substantially exceeds the book value per share attributable to the existing shareholders for the presently outstanding stock. Our pro forma net tangible book value at [          ], 2007, after giving effect to the Reorganization, was $[     ] million, or $[     ] per share of our Class A common stock, assuming Turner Founders, L.P. and the Individual Members of TIP LLC exchanged all of their membership units in Turner Investment Partners, LLC for shares of our Class A common stock, on a one-for-one basis, as of the date of this offering. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Class A common stock outstanding.

After giving effect to our sale of [          ] shares of our Class A common stock in this offering at an assumed initial public offering price of $[     ] per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting the underwriting discounts, our pro forma net tangible book value after this offering would have been $[     ] million, or $[     ] per share, assuming Turner Founders, L.P. and the Individual Members of TIP LLC exchanged all of their membership units in Turner Investment Partners, LLC. This represents an immediate increase in pro forma net tangible book value of $[     ] per share to existing shareholders and an immediate dilution of $[     ] per share to investors purchasing our Class A common stock in this offering. The following table illustrates this per share dilution:

Per Share of
Class A
Common Stock

Assumed initial public offering price (the midpoint of the price range set forth on the cover of this prospectus)	$ [ ]
Pro forma net tangible book value at [ ], 2007	[ ]
Increase in pro forma net tangible book value attributable to new investors purchasing shares in this offering	[ ]

Pro forma net tangible book value after this offering	[ ]

Pro forma dilution to new investors	$ [ ]

The following table summarizes, on a pro forma basis as of [          ], 2007, the differences between the existing investors, Turner Founders, L.P. and the Individual Members of TIP LLC, and the new investors with respect to the number of shares of our Class A common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and our estimated offering expenses, assuming an initial public offering price of $[     ] per share (the midpoint of the price range set forth on the cover of this prospectus) and assuming Turner Founders, L.P. and the Individual Members of TIP LLC exchanged all of their membership units in Turner Investment Partners, LLC for shares of our Class A common stock as of the date of this offering.

The following table does not give effect to the restricted stock awards in an amount equal to $[       ] divided by [            ] (the midpoint of the price range set forth on the cover of this prospectus) that will be granted under our equity compensation plan immediately prior to this offering.

Average
	Shares Purchased		Consideration			Price per
	Number	Percent	Paid		Percent	Share

Existing investors	[ ]	[ ]	$	[ ]	[ ]	$ [ ]
New investors	[ ]	[ ]		[ ]	[ ]	[ ]

Total	[ ]	100.0%		[ ]	100.0%

If the underwriters exercise their option to purchase additional shares in full, the number of shares of our Class A common stock held by investors purchasing Class A common stock in this offering will increase by [          ] shares, to approximately [     ]% of the total number of shares of Class A common stock outstanding after this offering (assuming Turner Founders, L.P. and the Individual Members of TIP LLC exchanged all of their membership units in Turner Investment Partners, LLC for shares of our Class A common stock as of the date of this offering and not giving effect to the restricted stock awards in an amount equal to $ [          ] divided by [          ] (the midpoint of the price range set forth on the cover of this prospectus) that will be granted under our equity compensation plan immediately prior to this offering).

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 and for the nine months ended September 30, 2007 present the consolidated results of operations after giving effect to the Reorganization (see “Reorganization and our Holding Company Structure”), the consummation of this offering, our intended use of all of the proceeds therefrom, after deducting the underwriting discounts, to purchase membership units in Turner Investment Partners, LLC from Turner Investment Partners, Inc. as though such transaction had occurred as of January 1, 2006. The unaudited pro forma consolidated balance sheet as of September 30, 2007 gives pro forma effect to the transactions described above as if they had occurred on September 30, 2007. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Reorganization, including this offering, on the historical financial information of Turner Investment Partners, Inc. The adjustments are described in the notes to the unaudited pro forma consolidated statement of operations and the unaudited pro forma consolidated balance sheet.

You should read this unaudited pro forma consolidated financial information together with the other information contained in this prospectus, including “Reorganization and our Holding Company Structure”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto.

The unaudited pro forma financial information is included for informational purposes only and does not purport to reflect our results of operations or financial condition that would have occurred had we operated as a public company during the periods presented. We have not made any pro forma adjustment relating to reporting and compliance costs and investor relations costs that we will incur as a public company. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the transactions contemplated in connection with the Reorganization and this offering been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the results of operations or financial condition for any future period or date.

Pro Forma Consolidated Balance Sheet
As of September 30, 2007
Unaudited
(In thousands)

		Pro Forma		Pro Forma
	Historical	Adjustment		As Adjusted

ASSETS
Current assets:
Cash and cash equivalents	$4,561		$(1)	$
Accounts receivable	28,122
Prepaid expenses	1,172
Other current assets	52		(2)

Total current assets	33,907
Property and equipment, net	1,340
Intangible assets, net	7,749
Goodwill	3,779
Other assets	1,261		(1)

Total assets	$48,036	$		$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$3,707
Accounts payable and accrued expenses	1,863		$(1)	$
Accrued payroll	30,381
Other	311

Total current liabilities	36,262
Long-term debt, net of current maturities	3,431
Other	160		(1)

Total liabilities	39,853

Minority interest	857		(3)

Shareholders’ equity:
Common stock	11		(4)
Additional paid-in capital	514		(4)
Retained earnings	6,801

Total shareholders’ equity	7,326

Total liabilities and shareholders’ equity	$48,036	$		$

See accompanying notes.

Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2006
Unaudited
(In thousands, except per share data)

			Pro Forma		Pro Forma
	Historical		Adjustment		As Adjusted

Revenues:
Management fees	$108,693		$—		$
Fund administration fees	2,349		—

Total revenues	111,042		—

Expenses:
Payroll and payroll related	93,199	(5)		(6)
Selling, general and administrative	13,676			(6)
Depreciation and amortization	2,161

Total expenses	109,036

Other income (expense):
Interest income, net	909
Other, net	940			(7)

Income before minority interest and provision for income taxes	3,855
Minority interest	2,325			(8)

Income before income taxes	1,530
Provision for income taxes	67			(9)

Net income	$1,463		$		$

Pro forma basic and diluted earnings per share of Class A common stock based on [ ] weighted average shares outstanding(10)					$

See accompanying notes.

Pro Forma Consolidated Statement of Operations
For the Nine Months Ended September 30, 2007
Unaudited
(In thousands, except per share data)

		Pro Forma		Pro Forma
	Historical	Adjustment		As Adjusted

Revenues:
Management fees	$91,749	$—		$
Fund administration fees	1,868	—

Total revenues	93,617	—

Expenses:
Payroll and payroll related	74,120(5)		(6)
Selling, general and administrative	10,990		(6)
Depreciation and amortization	415

Total expenses	85,525

Other income (expense):
Interest income, net	412
Other, net	15		(7)

Income before minority interest and provision for income taxes	8,519
Minority interest	1,813		(8)

Income before income taxes	6,706
Provision for income taxes	4		(9)

Net income	$6,702	$		$

Pro forma basic and diluted earnings per share of Class A common stock based on [ ] weighted average shares outstanding(10)				$

See accompanying notes.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(1)

(2)

(3)

(4)

(5)

(6)

(7)

(8)

(9)

(10)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present selected historical consolidated financial data and assets under management of Turner Investment Partners, Inc. as of the dates and for the periods indicated. You should read the following selected historical consolidated financial data and assets under management along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes, which are included in this prospectus. We derived the selected historical consolidated statement of operations data for each of the five years ended December 31, 2002, 2003, 2004, 2005 and 2006 and the selected historical consolidated balance sheet data and assets under management as of December 31, 2002, 2003, 2004, 2005 and 2006 from our audited consolidated financial statements. Our 2004, 2005 and 2006 historical consolidated statement of operations, our historical consolidated balance sheet and assets under management as of December 31, 2005 and 2006 are included elsewhere in this prospectus. The data for the selected historical consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and the selected historical consolidated balance sheet and assets under management as of September 30, 2006 and 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

For all periods presented, we operated as an S corporation and were not subject to U.S. federal and certain state income taxes. Our historical income tax expense consisted of our obligation for income tax of foreign subsidiaries, which are taxed as separate entities for local income tax purposes. After consummation of the Reorganization, we will become subject to U.S. federal and certain state income taxes applicable to C corporations. See “Unaudited Pro Forma Financial Information” and “Reorganization and our Holding Company Structure — S Corporation Status”.

						Nine Months
	Year Ended December 31					Ended September 30
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Statement of Operations Data:
Revenues:
Management fees	$44,207	$49,897	$74,260	$88,532	$108,693	$80,903	$91,749
Fund administration fees	1,735	1,928	2,093	1,979	2,349	1,750	1,868

Total revenues	45,942	51,825	76,353	90,511	111,042	82,653	93,617

Expenses:
Payroll and payroll related(1)	29,906	39,179	58,822	74,690	93,199	69,348	74,120
Selling, general and administrative	16,895	17,069	13,976	10,699	13,676	9,780	10,990
Depreciation and amortization	681	798	2,179	2,621	2,161	1,682	415

Total expenses	47,482	57,046	74,977	88,010	109,036	80,810	85,525

Other income(expense):
Interest income, net	51	(107)	(204)	294	909	497	412
Other, net	1,912	5,467	1,224	465	940	918	15

Income before minority interest and provision for income taxes	423	139	2,396	3,260	3,855	3,258	8,519
Minority interest(2)	10	—	1,321	1,951	2,325	1,713	1,813

Income before foreign income taxes	433	139	1,075	1,309	1,530	1,545	6,706
Provision for (benefit from) foreign income taxes(3)	270	(49)	18	105	67	150	4

Net income	$163	$188	$1,057	$1,204	$1,463	1,395	6,702

Basic and diluted net income per share(4)	$0.14	$0.00	$0.01	$0.01	$0.01	$0.01	$0.06
Dividends paid per share(4)	—	—	$0.01	$0.01	$0.01	$0.01	$0.01
Weighted average shares outstanding	1,136	61,840	111,793	109,579	112,414	112,401	113,443

						As of
	As of December 31					September 30,
	2002	2003	2004	2005	2006	2007
	(In thousands)

Balance Sheet Data:
Total assets	$13,719	$15,384	$24,639	$26,314	$27,490	$48,036
Long-term debt, net of current maturities	1,161	774	419	—	—	3,431
Total liabilities	12,467	13,954	21,738	23,226	24,417	39,853
Minority interest(2)	—	—	1,321	1,271	984	857
Total shareholders’ equity	1,252	1,430	1,580	1,817	2,089	7,326

						As of
	As of December 31					September 30,
	2002	2003	2004	2005	2006	2007
	(In millions)

Assets Under Management:
Institutional accounts	$3,217	$4,527	$6,572	$7,864	$10,391	$12,854
Managed accounts	140	534	1,085	1,253	2,135	2,519
Sub-advised mutual funds and commingled funds	2,763	4,274	6,302	7,133	7,985	9,453
Turner Funds	2,380	2,945	1,884	2,041	2,308	2,795

Total assets under management	$8,500	$12,280	$15,843	$18,291	$22,819	$27,621

(1)	Our payroll and payroll related expenses includes salaries, incentive compensation, profit distribution bonuses and related benefits costs. Our profit distribution bonuses were based on individual contributions to our success, as assessed by our board of directors. We will not pay these profit distribution bonuses with respect to profits earned after this offering. Profit distribution bonuses earned for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 were $0.6 million, $9.0 million, $24.0 million, $39.1 million and $51.9 million, respectively, and for the nine months ended September 30, 2006 and 2007 were $38.9 million and $36.5 million, respectively.

(2)	Minority interest consisted of the pre-tax earnings attributable to a 40% ownership interest in Turner Investment Management LLC that we did not own in all periods through August 31, 2007 and a 20% ownership interest in Turner Investment Management LLC that we did not own subsequent to August 31, 2007.

(3)	Historically, Turner Investment Partners, Inc. operated as an S corporation and was not subject to U.S. federal and certain state income taxes. Our historical provision (benefit) for income tax has reflected our obligation for income tax of foreign subsidiaries, which are taxed as separate entities for local income tax purposes.

(4)	Calculated using the weighted average shares outstanding for each such period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties such as information with respect to our plans and strategies for our business and related financing. You should review the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Founded in 1990, we provide investment management services to institutions, intermediaries and individuals, principally in the United States. We offer and manage investment products in three types of equity investment strategies: growth, core and value, and quantitative. As of September 30, 2007, our ten largest composites have each outperformed their corresponding Russell indices from their inception, after fees. Our assets under management have increased from $8.5 billion as of December 31, 2002 to $27.6 billion as of September 30, 2007, representing a compound annual growth rate of 28.2% for the period.

Our investment philosophy focuses on the long term. Our primary business goal is to grow our business by seeking to achieve consistently superior investment returns and to provide exceptional client service. We use disciplined, systematic investment processes for each of our investment strategies and actively manage our portfolios to balance risk and return. Our investment processes for our growth investment strategies and core and value investment strategies are based on in-depth, bottom-up fundamental analysis, complemented by quantitative and technical analysis. These processes use quantitative screens to filter securities based on specific criteria, team-based fundamental analysis to help determine which securities to buy or sell, and technical analysis to determine when to buy or sell a selected security.

We offer our products through a diverse range of distribution channels. We offer our investment products directly to institutions on a separate account basis, to “wrap” program sponsors and financial advisors on a separately managed account basis and to other investment advisors through our sub-advised mutual funds and commingled funds distribution channel. In addition, the Turner Funds, the family of mutual funds we sponsor, are offered to investors primarily through third-party intermediaries. Our clients are generally institutional investors, intermediaries and other sophisticated investors with long-term investment objectives. We believe that these investors provide a stable client base because they are generally less sensitive to short-term market fluctuations as compared to individual retail investors. We generate revenues principally from management fees earned on the assets we manage for our clients.

Following the Formation Transaction described in “Reorganization and our Holding Company Structure”, net profits, net losses and distributions of Turner Investment Partners, LLC will be allocated and made to its members pro rata in accordance with the percentages of their respective equity interests. Accordingly, pre-tax profits and losses of Turner Investment Partners, LLC will initially be allocated, and distributions of Turner Investment Partners, LLC will initially be made, approximately [     ]% to Turner Investments, Inc. and approximately [     ]% in aggregate to Turner Founders, L.P. and the Individual Members of TIP LLC (or approximately [     ]% to Turner Investments, Inc. and approximately [     ]% in aggregate to Turner Founders, L.P. and the Individual Members of TIP LLC, if the underwriters exercise their option to purchase additional shares in full).

As sole managing member of Turner Investment Partners, LLC, we will manage and control Turner Investment Partners, LLC and will consolidate the financial results of Turner Investment Partners, LLC and its subsidiaries with ours. In light of the expected [     ]% aggregate ownership

interest in Turner Investment Partners, LLC of Turner Founders, L.P. and the Individual Members of TIP LLC (or [     ]% if the underwriters exercise their option to purchase additional shares in full), we will reflect such ownership interest as a minority interest in our balance sheet and statement of operations. Our historical results will be those of Turner Investment Partners, Inc. and its subsidiaries as our predecessor company. As a result, our net income, after excluding the minority interest of Turner Founders, L.P. and the Individual Members of TIP LLC, will include [     ]% of Turner Investment Partners, LLC’s pre-tax income. In addition, as the general partner of each of the 22 limited partnerships used to test, evaluate and incubate new investment products, we will manage and control each limited partnership and will consolidate the financial results of each limited partnership with Turner Investment Partners, LLC. We will reflect the limited partnership interest for each limited partnership as a minority interest on the balance sheet and statement of operations for Turner Investment Partners, LLC. For more information on the pro forma impact of the Reorganization, see “Unaudited Pro Forma Financial Information”.

We have historically operated as an S corporation and were not subject to U.S. federal and certain state income taxes. After consummation of the Reorganization, we will become subject to taxes applicable to C corporations. For more information on the pro forma impact of the Reorganization, see “Unaudited Pro Forma Financial Information”.

Revenues

We generate revenues principally from fees based on contractually specified percentages of the net asset value of the portfolios we manage on behalf of our clients. We refer to these fees as “management fees”. Our management fees also include performance fees and fixed fees, but these fees have not been a material source of our revenues. We also earn fees from the Turner Funds for our fund administration services, and we refer to these fees as “fund administration fees”.

Our assets under management are the key factor driving our revenues because our management fees vary depending on the level of our assets under management. The level of our assets under management is determined by:

•	asset inflows and outflows; and

•	asset appreciation and depreciation.

In order to increase our assets under management and grow our business, we must attract new clients and retain and expand our relationships with existing clients. Among other things, this will depend on:

•	our investment performance compared to competing products and market indices;

•	the success of our sales efforts;

•	investor sentiment and confidence;

•	our ability to introduce new investment products that suit the needs of our target clients; and

•	our decision to close investment products when we consider this to be in the best interests of our clients.

Our management fees also vary depending on the fee percentages we charge our clients. Some of our products carry higher fee percentages than others, and fee percentages may vary based on various factors, such as the amount of assets we manage for a client.

The payment of our management fees is governed by investment management agreements we have with our clients. In general, clients may terminate our investment management agreements for any reason (or no reason) on short notice, typically at least 30 or 60 days prior to termination. Upon termination, management fees are pro-rated for the period when we provided services.

Operating Expenses

Our operating expenses consist primarily of compensation and benefits expenses, as well as general and administrative expenses. Our operating expenses may fluctuate due to a number of factors, including the following:

•	variations in the level of total compensation expenses due to, among other things, bonuses, competitive factors and changes in our employee count and mix;

•	changes in the level of our marketing and promotion expenses in response to market conditions, including our efforts to further expand our distribution channels;

•	expenses and capital costs for technology assets, depreciation, amortization and investments in new investment products incurred to maintain and enhance our administrative and operating services infrastructure;

•	unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and

•	changes in the costs of services, including those provided by third parties, such as facilities, communications, power, custody, transfer agency and accounting systems.

     Payroll and Payroll Related Expenses

Our largest operating expenses have been payroll and payroll related expenses, which include salaries, incentive compensation, profit distribution bonuses and related benefits costs. Our salaries, incentive compensation and related benefits, including the compensation of our executive officers, are benchmarked against industry compensation standards. In order to attract and retain qualified personnel, we must maintain competitive employee compensation and benefits. Our profit distribution bonuses were based on individual contributions to the company’s success, as assessed by our board of directors. We will not pay these profit distribution bonuses with respect to profits earned after this offering. We expect our employee compensation and benefits expenses (excluding the profit distribution bonuses) to increase as we adjust our compensation structure to reflect market compensation levels (excluding the profit distribution bonuses) and to attract additional employees to expand our business.

Historically, we have had no equity-based compensation programs. After this offering, our compensation program will include equity-based awards. We will use a fair value method in recording future equity-based compensation expense. Under the fair value method, equity-based compensation expense is measured at the grant date based on the estimated fair value of the award and is recognized over the vesting period. Fair value will be determined using an appropriate fair value option pricing model for any stock option grants and will be determined by the market value of the underlying stock for restricted stock awards and restricted stock units.

     Selling, General and Administrative Expenses

Selling, general and administrative expenses include marketing and shareholder servicing expenses and general and administrative expenses. Marketing and shareholder servicing expenses consist primarily of distribution and shareholder servicing fees paid to broker-dealers and other intermediaries for selling, servicing and administering the Turner Funds. These expenses are influenced by new mutual fund sales, redemptions and market appreciation or depreciation of assets under management in these funds. Marketing and shareholder servicing expense also includes sales literature and training expenses. General and administrative expenses consist primarily of occupancy-related costs and third-party professional and business services fees, and generally increase and decrease in relative proportion to the number of employees retained by us and the overall size and scale of our business operations. Following this offering, we expect that we will incur additional expenses as a result of becoming a public company for, among other things, director and officer insurance, director fees, SEC reporting and compliance, transfer agent fees, additional staffing, professional fees and similar expenses.

Depreciation and Amortization Expenses

Depreciation and amortization expenses include depreciation of our property and equipment over its useful life and amortization of our intangible assets which have determinable useful lives. Depreciation and amortization expenses generally vary based on the amount and timing of our capital expenditures and transactions that include intangible assets. We are required to make subjective assessments as to the useful lives of our assets for purposes of determining the amount of depreciation and amortization to record on an annual basis with respect to our assets. These assessments have a direct impact on our net income because, if we were to shorten the expected useful lives of our assets or impair the value of the assets, we would depreciate these assets over fewer years or record an impairment charge, resulting in more depreciation or impairment expense and lower net income.

Other Income (Expense), Net

Other income (expense), net represents interest income and expense and other non-operational and non-recurring charges and income. Historically, our other income (expense), net has varied based upon our borrowings and short-term investment patterns and non-recurring items. Interest income reflects interest earned on our cash and cash equivalents. Interest expense reflects interest charged on the use of our line of credit.

Minority Interest

Historically, minority interest consisted of the pre-tax earnings attributable to the 40% interest in Turner Investment Management LLC that we did not own. Prior to this offering, Turner Investment Management LLC will contribute all of its assets and liabilities to Turner Investment Partners, LLC and Turner Investment Partners, LLC will be the owner and operator of the business now conducted by Turner Investment Management LLC. After this offering, Turner Investment Management LLC will be dissolved. Therefore, the minority interest relating to Turner Investment Management LLC will no longer exist.

After this offering, we will become the sole managing member of Turner Investment Partners, LLC and will manage and control the business now conducted by Turner Investment Partners, Inc. and its subsidiaries. As sole managing member of Turner Investment Partners, LLC, we will consolidate the financial results of Turner Investment Partners, LLC and its subsidiaries and will reflect the [     ]% aggregate ownership interest in Turner Investment Partners, LLC of Turner Founders, L.P. and the Individual Members of TIP LLC as a minority interest in our consolidated balance sheet and statement of operations. Our historical results will be those of Turner Investment Partners, Inc., as our predecessor company. As a result, our pre-tax income, after excluding the minority interest of Turner Founders, L.P. and the Individual Members of TIP LLC, will include [     ]% of Turner Investment Partners, LLC’s pre-tax income. In addition, as the general partner of each of the 22 limited partnerships used to test, evaluate and incubate new investment products, we will manage and control each limited partnership and will consolidate the financial results of each limited partnership with Turner Investment Partners, LLC. We will reflect the limited partnership interest for each limited partnership as a minority interest on the balance sheet and statement of operations for Turner Investment Partners, LLC. For more information on the pro forma impact of the Reorganization, see “Unaudited Pro Forma Financial Information”.

Income Taxes

Our business was historically operated as an S corporation and was not subject to U.S. federal and certain state income taxes. Our historical provision (benefit) for income tax has reflected our obligation for income tax of foreign subsidiaries, which are taxed as separate entities for local income tax purposes. After consummation of the Reorganization, our business will become subject to taxes applicable to C corporations. We expect our effective tax rate and the absolute dollar amount of our tax expense to increase as a result of this Reorganization. For more information on pro forma income taxes applicable to our business under C corporation status, see “Reorganization and our Holding Company Structure”.

Operating Results

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Assets Under Management

Assets under management as of September 30, 2007 were $27.6 billion, an increase of $7.1 billion, or 34.5%, from $20.5 billion as of September 30, 2006. Our growth, core and value, and quantitative investment strategies accounted for 88.8%, 10.1% and 1.1%, respectively, of our assets under management as of September 30, 2007 compared to 87.2%, 12.3% and 0.5%, respectively, as of September 30, 2006.

Changes in our assets under management by investment strategy for the nine months ended September 30, 2006 and 2007 are presented below:

	Nine Months Ended September 30		Period-to-Period
	2006	2007	$ Change	% Change
	(Dollars in millions)

Growth Investment Strategies
Beginning assets under management	$15,980	$20,004	$4,024	25.2%
Net flows	1,553	625	(928)	(59.8)
Market appreciation	371	3,912	3,541	954.4

Ending assets under management	$17,904	$24,541	$6,637	37.1

Core and Value Investment Strategies
Beginning assets under management	$2,192	$2,701	$509	23.2%
Net flows	254	(92)	(346)	(136.2)
Market appreciation	87	173	86	98.9

Ending assets under management	$2,533	$2,782	$249	9.8

Quantitative Investment Strategies
Beginning assets under management	$119	$114	$(5)	(4.2)%
Net flows	(25)	177	202	808.0
Market appreciation	7	7	—	—

Ending assets under management	$101	$298	$197	195.0

Total Assets Under Management
Beginning assets under management	$18,291	$22,819	$4,528	24.8%
Net flows	1,782	710	(1,072)	(60.2)
Market appreciation	465	4,092	3,627	780.0

Ending assets under management	$20,538	$27,621	$7,083	34.5

In the nine months ended September 30, 2007, total assets under management increased $4.8 billion, or 21.0%, from December 31, 2006. This increase was primarily due to market appreciation of $4.1 billion and net cash inflows of $710 million resulting from $2.1 billion of inflows from existing clients and $1.4 billion of inflows from new clients, partially offset by $2.3 billion of outflows from existing clients and $465 million of outflows from closed accounts. In the nine months ended September 30, 2006, total assets under management increased $2.2 billion, or 12.3%, from December 31, 2005. The increase was due primarily to market appreciation of $465 million and net inflows of $1.8 billion resulting from $1.3 billion of new client inflows and $1.0 billion from inflows from existing clients, partially offset by outflows from closed accounts of $545 million.

Revenues

Total revenues for the nine months ended September 30, 2007 were $93.6 million, an increase of $11.0 million, or 13.3%, from $82.7 million for the nine months ended September 30, 2006. This increase was primarily due to an increase in management fees reflecting the higher level of assets under management over the prior year.

	Nine Months Ended
	September 30		Period-to-Period
	2006	2007	$ Change	% Change
	(Dollars in thousands)

Management fees	$80,903	$91,749	$10,846	13.4%
Fund administration fees	1,750	1,868	118	6.7

Total revenues	$82,653	$93,617	$10,964	13.3

Management fees for the nine months ended September 30, 2007, were $91.7 million, an increase of $10.8 million, or 13.4%, from $80.9 million for the nine months ended September 30, 2006, primarily due to a 23.0% increase in average assets under management and partially offset by a decrease in our weighted average fee (management fee as a percentage of assets under management) from 0.52% to 0.48%. The decrease in our weighted average fee was due in large part to a higher proportion of assets under management in our large capitalization products in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006, as our large capitalization products have a lower weighted average fee than our smaller capitalization products.

Fund administration fees for the nine months ended September 30, 2007 increased 6.7% compared to the nine months ended September 30, 2006 due to higher average assets under management in 2007 compared to 2006.

Operating Expenses

Operating expenses for the nine months ended September 30, 2007 were $85.5 million, an increase of $4.7 million, or 5.8%, from $80.8 million for the nine months ended September 30, 2006. The increase was primarily due to increases in employee compensation.

	Nine Months Ended September 30		Period-to-Period
	2006	2007	$ Change	% Change
	(Dollars in thousands)

Payroll and payroll related	$69,348	$74,120	$4,772	6.9%
Selling, general and administrative	9,780	10,990	1,210	12.4
Depreciation and amortization	1,682	415	(1,267)	(75.3)

Total operating expenses	$80,810	$85,525	$4,715	5.8

Payroll and payroll related expenses for the nine months ended September 30, 2007 were $74.1 million, an increase of $4.8 million, or 6.9%, from $69.3 million for the nine months ended September 30, 2006. The increase reflects the expansion of our sales force, client services personnel and administrative staff to support our growing business and additional senior level legal and accounting staff hires in anticipation of operating as a public company. In addition, in 2007 we incurred a one-time cost associated with the start-up of Turner International, Ltd., a wholly-owned subsidiary of Turner Investment Partners, Inc. Payroll and payroll related expenses include accrued profit distribution bonuses in the nine months ended September 30, 2006 of $38.9 million and in the nine months ended September 30, 2007 of $36.5 million.

Selling, general and administrative expenses for the nine months ended September 30, 2007 were $11.0 million, an increase of $1.2 million, or 12.4%, from $9.8 million for the nine months ended September 30, 2006. The increase reflects costs associated with this offering and one-time start-up costs for Turner International, Ltd., partially offset by lower intermediary costs to sell, service and administer the Turner Funds.

Depreciation and amortization expenses for the nine months ended September 30, 2007 were $0.4 million, a decrease of $1.3 million, or 75.3%, from $1.7 million for the nine months ended September 30, 2006. Depreciation and amortization expenses in 2006 included amortization expenses associated with an intangible asset of $1.6 million. The intangible asset was fully amortized as of December 31, 2006. Depreciation and amortization expenses for the nine months ended September 30, 2007 include $65,118 of amortization expense associated with the preliminary valuation of an intangible asset related to customer relationships that were acquired as part of the purchase of an additional 20% interest in Turner Investment Management LLC.

Other Income (Expense), Net

Other income (expense), net was $0.4 million and $1.4 million for the nine months ended September 30, 2007 and 2006, respectively.

	Nine Months Ended
	September 30		Period-to-Period
	2006	2007	$ Change	% Change
	(Dollars in thousands)

Interest income	$602	$565	$(37)	(6.1)%
Interest expense	(105)	(153)	(48)	(45.7)
Other	918	15	(903)	(98.4)

Total other income (expense), net	$1,415	$427	$(988)	(69.8)

Interest income for the nine months ended September 30, 2007 decreased 6.1% compared to the nine months ended September 30, 2006 primarily due to lower average cash balances. Interest expense for the nine months ended September 30, 2007 included interest expense associated with borrowing under the Company’s line of credit and non-cash interest expense of $0.1 million associated with discounting the debt acquired in the acquisition of a 20% interest in Turner Investment Management LLC. Other income for the nine months ended September 30, 2006 reflects a gain of $750,000 from the early termination of a sub-lease.

Minority Interest

In the nine months ended September 30, 2007, minority interest reflects a 40% interest in the earnings of Turner Investment Management LLC through August 31, 2007, and a 20% interest in the earnings of Turner Investment Management LLC after August 31, 2007 that we did not own. In the nine months ended September 30, 2006, minority interest reflects a 40% interest in the earnings of Turner Investment Management LLC.

Income Tax

For the nine months ended September 30, 2007, the provision of $4,000 reflects income tax at Turner International, Ltd., our new UK marketing subsidiary. The provision for income tax of $150,000 for the nine months ended September 30, 2006 reflects the income tax of a former foreign subsidiary which was taxed as a separate entity for local income tax purposes. This subsidiary ceased operations on October 1, 2006.

Net Income

Net income totaled $6.7 million in the nine months ended September 30, 2007 compared to $1.4 million in the nine months ended September 30, 2006 for the reasons described above.

	Nine Months Ended September 30		Period-to-Period
	2006	2007	$ Change	% Change
	(Dollars in thousands)

Total revenues	$82,653	$93,617	$10,964	13.3%
Total operating expenses	80,810	85,525	4,715	5.8

Operating income	1,843	8,092	6,249	339.1
Other income (expense)	1,415	427	(988)	(69.8)
Minority interest	1,713	1,813	100	5.8
Provision for foreign income tax	150	4	(146)	(97.3)

Net income	$1,395	$6,702	$5,307	380.4

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Assets Under Management

Assets under management as of December 31, 2006 were $22.8 billion, an increase of $4.5 billion, or 24.8%, from $18.3 billion as of December 31, 2005. Our growth, core and value, and quantitative investment strategies accounted for 87.4%, 12.0% and 0.6%, respectively, of our assets under management as of December 31, 2005 compared to 87.7%, 11.8% and 0.5%, respectively, as of December 31, 2006.

Changes in our assets under management by investment strategy from December 31, 2005 to December 31, 2006 are presented below:

	Year Ended December 31		Period-to-Period
	2005	2006	$ Change	% Change
	(Dollars in millions)

Growth Investment Strategies
Beginning assets under management	$13,859	$15,980	$2,121	15.3%
Net flows	661	2,580	1,919	290.3
Market appreciation	1,460	1,444	(16)	(1.1)

Ending assets under management	$15,980	$20,004	$4,024	25.2

Core and Value Investment Strategies
Beginning assets under management	$1,979	$2,192	$213	10.8%
Net flows	77	262	185	240.3
Market appreciation	136	247	111	81.6

Ending assets under management	$2,192	$2,701	$509	23.2

Quantitative Investment Strategies
Beginning assets under management	$5	$119	$114	2,280%
Net flows	101	(21)	(122)	(120.8)
Market appreciation	13	16	3	23.1

Ending assets under management	$119	$114	$(5)	(4.2)

	Year Ended December 31		Period-to-Period
	2005	2006	$ Change	% Change
	(Dollars in millions)

Total Assets Under Management
Beginning assets under management	$15,843	$18,291	$2,448	15.5%
Net flows	839	2,821	1,982	236.2
Market appreciation	1,609	1,707	98	6.1

Ending assets under management	$18,291	$22,819	$4,528	24.8

For the year ended December 31, 2006, assets under management of our growth products increased by $4.0 billion, or 25.2%, from December 31, 2005 due to $2.6 billion of net client inflows and $1.4 billion from market appreciation. The increase in net inflows in 2006 was primarily due to new client additions resulting in inflows of $2.4 billion. For the year ended December 31, 2005, assets under management of our growth products increased $2.1 billion due to $1.5 billion of market appreciation and new client inflows of $822 million and net inflows from existing clients of $603 million, partially offset by outflows of $764 million from closed accounts.

For the year ended December 31, 2006, assets under management of our core and value products increased by $509 million, or 23.2%, from December 31, 2005. The increase was due to $262 million of net client inflows and $247 million from market appreciation. New client additions in 2006 were $223 million. For the year ended December 31, 2005, assets under management of our core and value products increased $213 million, or 10.8%, from December 31, 2004. The increase in 2005 was due to $77 million of net client inflows and $136 million from market appreciation. New client additions in 2005 were $150 million.

For the year ended December 31, 2006, assets under management for our quantitative products decreased by $5 million, or (4.2)%, from December 31, 2005 due to net outflows from existing clients of $24 million, which was partially offset by $16 million from market appreciation. New client additions in 2006 were $3 million. For the year ended December 31, 2005, assets under management of our quantitative products increased $114 million from December 31, 2004 due primarily to inflows from new clients of $52 million and inflows from existing clients of $50 million.

Revenues

Total revenues for the year ended December 31, 2006 were $111.0 million, an increase of $20.5 million, or 22.7%, from $90.5 million for the year ended December 31, 2005. The increase was primarily due to an increase in management fees and, to a lesser extent, to an increase in fund administration fees.

	Year Ended
	December 31		Period-to-Period
	2005	2006	$ Change	% Change
	(Dollars in thousands)

Management fees	$88,532	$108,693	$20,161	22.8%
Fund administration fees	1,979	2,349	370	18.7

Total revenues	$90,511	$111,042	$20,531	22.7

Management fees for the year ended December 31, 2006 were $108.7 million, an increase of $20.2 million, or 22.8%, from $88.5 million for the year ended December 31, 2005, primarily due to a $3.5 billion increase in average assets under management. Our weighted average fee decreased to an annualized rate of 0.49% at December 31, 2006 from an annualized rate of 0.54% at December 31, 2005, as the majority of the increase in assets under management was concentrated in our large capitalization investment products which tend to have a lower weighted average fee than our other products. Also, our performance-based fees, as a percentage of performance-based assets under management, were 0.03% lower in 2006 compared to 2005.

Fund administration fees for the year ended December 31, 2006 were $2.3 million, an increase of $0.4 million, or 18.7%, from $2.0 million for the year ended December 31, 2005, primarily as a result of higher average assets under management in the Turner Funds.

Operating Expenses

Operating expenses for the year ended December 31, 2006 were $109.0 million, an increase of $21.0 million, or 23.9%, from $88.0 million for the year ended December 31, 2005. The increase was primarily due to increases in employee compensation and benefits expenses.

	Year Ended
	December 31		Period-to-Period
	2005	2006	$ Change	% Change
	(Dollars in thousands)

Payroll and payroll related	$74,690	$93,199	$18,509	24.8%
Selling, general and administrative	10,699	13,676	2,977	27.8
Depreciation and amortization	2,621	2,161	(460)	(17.6)

Total operating expenses	$88,010	$109,036	$21,026	23.9

Payroll and payroll related expenses for the year ended December 31, 2006 were $93.2 million, an increase of $18.5 million, or 24.8%, from $74.7 million for the year ended December 31, 2005, as a result of continued expansion of our staffing levels to support our growth and increased incentive compensation based on our financial performance and profit distribution bonuses. A significant portion of our payroll, $51.9 million in 2006 and $39.1 million in 2005, was earned as profit distribution bonuses. The increase in the amount of profit distribution bonuses was the primary reason for the increase in total payroll related expenses in 2006 compared to 2005.

Selling, general and administrative expenses for the year ended December 31, 2006 were $13.7 million, an increase of $3.0 million, or 27.8%, from $10.7 million for the year ended December 31, 2005, primarily due to higher intermediary costs to sell, service and administer the Turner Funds of $1.1 million, higher office rent expense of $0.9 million, higher legal and consulting costs of $0.6 million, and higher other costs of $0.6 million.

Depreciation and amortization expenses for the year ended December 31, 2006 were $2.2 million, a decrease of $0.5 million, or 17.6%, from $2.6 million for the year ended December 31, 2005. Included in total depreciation and amortization expenses is amortization expense associated with an intangible asset of $2.1 million and $1.9 million in 2005 and 2006, respectively. The intangible asset was fully amortized in the year ended December 31, 2006. We expect our total depreciation and amortization expenses to be significantly lower in future periods and to only reflect depreciation expenses associated with our property and equipment.

Other Income (Expense), Net

Other income (expense), net was $1.8 million for the year ended December 31, 2006 as compared to $0.8 million for the year ended December 31, 2005.

	Year Ended December 31		Period-to-Period
	2005	2006	$ Change	% Change
	(Dollars in thousands)

Interest income	$531	$1,025	$494	93.0%
Interest expense	(237)	(116)	121	51.1
Other	465	940	475	102.2

Total other income (expense), net	$759	$1,849	$1,090	143.6

Interest income for the year ended December 31, 2006 was $1.0 million, an increase of $494,000, or 93.0%, from $531,000 for the year ended December 31, 2005, primarily due to higher average cash balances. Interest expense for the year ended December 31, 2006 was $116,000, a decrease of $121,000, or 51.1%, from $237,000 for the year ended December 31, 2005 primarily due to lower average borrowings outstanding. Other income increased by $475,000 for the year ended December 31, 2006 from the prior year due primarily to recording a gain of a $750,000 from the early termination of a sub-lease.

Minority Interest

Minority interest in the earnings of Turner Investment Management LLC increased $374,000 for the year ended December 31, 2006, or 19.2%, from the year ended December 31, 2005 due to higher pre-tax income at Turner Investment Management LLC.

Income Tax

The provision for income tax of $105,000 for 2005 and $67,000 for 2006 reflects income tax of a former foreign subsidiary which was taxed as a separate entity for local income tax purposes. The foreign subsidiary ceased operations on October 1, 2006.

Net Income

Net income totaled $1.5 million for the year ended December 31, 2006 as compared to $1.2 million for the year ended December 31, 2005, an increase of $259,000, or 21.5%, for the reasons described above.

	Year Ended December 31		Period-to-Period
	2005	2006	$ Change	% Change
	(Dollars in thousands)

Total revenues	$90,511	$111,042	$20,531	22.7%
Total operating expenses	88,010	109,036	21,026	23.9

Operating income	2,501	2,006	(495)	(19.8)
Other income/(expense)	759	1,849	1,090	143.6
Minority interest	1,951	2,325	374	19.2
Provision for foreign income tax	105	67	(38)	(36.2)

Net income	$1,204	$1,463	$259	21.5

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Assets Under Management

Assets under management as of December 31, 2005 were $18.3 billion, an increase of $2.5 billion, or 15.5%, from $15.8 billion as of December 31, 2004. Our growth investment strategies and core and value strategies accounted for 87.5% and 12.5%, respectively, of our assets under management as of December 31, 2005 compared to 87.4% and 12.0%, respectively, as of December 31, 2004. Our quantitative products in 2004 did not represent a meaningful amount of our assets under management as of December 31, 2004; however, they grew to represent 0.7% of our assets under management as of December 31, 2005.

Changes in our assets under management by investment strategy from December 31, 2004 to December 31, 2005 are presented below:

	Year Ended December 31		Period-to-Period
	2004	2005	$ Change	% Change
	(Dollars in millions)

Growth Investment Strategies
Beginning assets under management	$10,425	$13,859	$3,434	32.9%
Net flows	2,154	661	(1,493)	(69.3)
Market appreciation	1,280	1,460	180	14.1

Ending assets under management	$13,859	$15,980	$2,121	15.3

Core and Value Investment Strategies
Beginning assets under management	$1,064	$1,979	$915	86.0%
Net flows(1)	666	77	(589)	(88.4)
Market appreciation	249	136	(113)	(45.4)

Ending assets under management	$1,979	$2,192	$213	10.8

Quantitative Investment Strategies
Beginning assets under management	$—	$5	$5	N/A
Net flows	4	101	97	N/A
Market appreciation	1	13	12	N/A

Ending assets under management	$5	$119	$114	N/A

Total Assets Under Management
Beginning assets under management(2)	$12,280	$15,843	$3,563	29.0%
Net flows(2)	2,028	839	(1,189)	(58.6)
Market appreciation	1,535	1,609	74	4.8

Ending assets under management	$15,843	$18,291	$2,448	15.5

(1)	Net flows in 2004 and 2005 include outflows of $576 million and $34 million, respectively, resulting from the divestiture of certain products.

(2)	Assets under management as of December 31, 2003 include $791 million of fixed income products and net flows in 2004 include $796 million of outflows associated with this fixed income product and market appreciation in 2004 includes $5 million of fixed income product appreciation.

For the year ended December 31, 2005, assets under management of our growth products increased by $2.1 billion, or 15.3%, from December 31, 2004, due to $1.5 billion of market appreciation and net inflows of $661 million. For the year ended December 31, 2004, assets under management of our growth products increased $3.4 billion, or 32.9%, from December 31, 2003 due to net inflows of $2.2 billion and $1.3 billion of market appreciation. The increase in net inflows in 2004 was primarily due to new client additions.

For the year ended December 31, 2005, assets under management of our core and value products increased by $213 million, or 10.8%, from December 31, 2004 due to $77 million of net inflows and $136 million of market appreciation. New client additions for the year ended December 31, 2005 were $150 million. For the year ended December 31, 2004, assets under management for our core and value products increased $915 million, or 86.0%, from December 31, 2003 due primarily to increased net inflows. New client additions for the year ended December 31, 2004 were $761 million. In 2004, we closed our small cap core strategies to new investors, which accounted for a portion of the slower net inflows in 2005 compared to 2004.

Revenues

Total revenues for the year ended December 31, 2005 were $90.5 million, an increase of $14.2 million, or 18.5%, from $76.4 million for the year ended December 31, 2004. The increase was primarily due to an increase in management fees.

	Year Ended December 31		Period-to-Period
	2004	2005	$ Change	% Change
	(Dollars in thousands)

Management fees	$74,260	$88,532	$14,272	19.2%
Fund administration fees	2,093	1,979	(114)	(5.4)

Total revenues	$76,353	$90,511	$14,158	18.5

Management fees for the year ended December 31, 2005 were $88.5 million, an increase of $14.3 million, or 19.2%, from $74.3 million for the year ended December 31, 2004, as a result of a $3.0 billion increase in average assets under management. Our weighted average fee increased to an annualized rate of 0.54% at December 31, 2005 from an annualized rate of 0.53% at December 31, 2004.

Fund administration fees for the year ended December 31, 2005 were $2.0 million, a decrease of $0.1 million, or 5.4%, from $2.1 million for the year ended December 31, 2004.

Operating Expenses

Operating expenses for the year ended December 31, 2005 were $88.0 million, an increase of $13.0 million, or 17.4%, from $75.0 million for the year ended December 31, 2004. The increase was primarily due to increases in payroll and payroll related expenses.

	Year Ended December 31		Period-to-Period
	2004	2005	$ Change	% Change
	(Dollars in thousands)

Payroll and payroll related	$58,822	$74,690	$15,868	27.0%
Selling, general and administrative	13,976	10,699	(3,277)	(23.4)
Depreciation and amortization	2,179	2,621	442	20.3

Total operating expenses	$74,977	$88,010	$13,033	17.4

Payroll and payroll related expenses for the year ended December 31, 2005 were $74.7 million, an increase of $15.9 million, or 27.0%, from $58.8 million for the year ended December 31, 2004. A significant portion of our payroll, $39.1 million in 2005 and $24.0 million in 2004, was paid as profit distribution bonuses. The increase in the amount of the profit distribution bonuses was the primary reason for the increase in total payroll and payroll related expenses in 2005 compared to 2004.

Selling, general and administrative expenses for the year ended December 31, 2005 were $10.7 million, a decrease of $3.3 million, or 23.4%, from $14.0 million for the year ended December 31, 2004, primarily due to lower intermediary costs to sell, service and administer the Turner Funds and lower legal fees. These lower expenses in 2005 were the result of a “back-to-basics” strategy we implemented in 2004 to reduce the number of funds we sponsor and eliminate several lines of business, including our fixed income products.

Depreciation and amortization expenses in the year ended December 31, 2005 were $2.6 million, an increase of $0.4 million, or 20.3%, from $2.2 million in 2004, due to an increase in amortization expense associated with an intangible asset.

Other Income (Expense), Net

Other income (expense), net was $759,000 for the year ended December 31, 2005 as compared to $1.0 million in the year ended December 31, 2004.

	Year Ended December 31		Period-to-Period
	2004	2005	$ Change	% Change
	(Dollars in thousands)

Interest income	$81	$531	$450	555.6%
Interest expense	(285)	(237)	48	16.8
Other	1,224	465	(759)	(62.0)

Total other income (expense), net	$1,020	$759	$(261)	(25.6)

Interest income for the year ended December 31, 2005 was $531,000, an increase of $450,000, from $81,000 for the year ended December 31, 2004, primarily due to higher cash balances. Interest expense for the year ended December 31, 2005 was flat with the prior year. Other income for the year ended December 31, 2005, was $465,000, a decrease of $759,000, or 62.0%, from $1.2 million for the year ended December 31, 2004. In 2004, we generated broker commissions and other fees of $0.6 million that were associated with a broker-dealer business we operated. We closed this business in 2004 as part of our “back-to-basics” strategy, resulting in a loss of this income in 2005.

Minority Interest

Minority interest in the earnings of Turner Investment Management LLC increased $630,000, or 47.7%, for the year ended December 31, 2005, from the prior year due to higher pre-tax income at Turner Investment Management LLC.

Income Tax

The provision for income tax for 2004 and 2005 reflects the income tax of a former foreign subsidiary which was taxed as a separate entity for local income tax purposes. The increase in the foreign income tax in 2005 over 2004 was due to higher taxable income generated at this foreign subsidiary.

Net Income

Net income for the year ended December 31, 2005 totaled $1.2 million, an increase of $147,000, or 13.9%, from $1.1 million for the year ended December 31, 2004, for the reasons described above.

	Year Ended December 31		Period-to-Period
	2004	2005	$ Change	% Change
	(Dollars in thousands)

Total revenues	$76,353	$90,511	$14,158	18.5%
Total operating expenses	74,977	88,010	13,033	17.4

Operating income	1,376	2,501	1,125	81.8
Other income (expense)	1,020	759	(261)	(25.6)
Minority interest	1,321	1,951	630	47.7
Provision for foreign income tax	18	105	87	483.3

Net income	$1,057	$1,204	$147	13.9

Liquidity and Capital Resources

Our working capital requirements historically have been met through cash generated by our operations and bank borrowings. The following tables summarize key data relating to our liquidity and capital resources.

	As of December 31		As of September 30
	2005	2006	2006	2007
	(In thousands)

Cash and cash equivalents	$2,639	$2,295	$27,885	$4,561
Receivables	19,861	23,232	22,704	28,122
Bank debt	3,400	3,000	—	—
Accrued payroll	15,550	19,443	45,870	30,381
Current maturities of long-term debt	386	—	113	3,707
Long-term debt, net of current maturities	—	—	—	3,431

Historically, our cash and cash equivalent balances increased throughout the first three quarters of each year, as we accrued for, but did not pay, our profit distribution bonuses. In the fourth quarter, we have historically depleted our cash balance and borrowed under our line of credit to pay the majority of our profit distribution bonuses, then replenished our cash balances, paid down borrowings under our line of credit and paid the remaining balance of our profit distribution bonuses upon the collection of year-end accounts receivable early in the subsequent year. This pattern of increasing cash balances followed by year-end borrowing to pay profit distribution bonuses changed in the nine months ended September 30, 2007, as we paid $22 million of profit distribution bonuses in the third quarter of 2007 and we do not expect to borrow under our line of credit in the fourth quarter of 2007. We expect to pay additional profit distribution bonuses with respect to profits earned in 2007 prior to our initial public offering. We will not pay profit distribution bonuses with respect to profits earned after this offering.

Cash Flow

	Year Ended
	December 31			Nine Months Ended September 30
	2004	2005	2006	2006	2007
	(In thousands)

Cash flow data:
Net cash provided by (used in):
Operating activities	$3,400	$6,652	$6,809	$32,367	$13,898
Investing activities	(181)	(320)	(247)	(189)	(5,978)
Financing activities	(2,160)	(4,794)	(6,906)	(6,932)	(5,654)

Net cash provided by operating activities decreased $18.5 million, or 57.1%, to $13.9 million for the nine months ended September 30, 2007 from $32.4 million for the nine months ended September 30, 2006, primarily as a result of higher profit distribution bonus payments of $19.9 million and a larger increase in accounts receivable (from the higher revenue) of $2.0 million. Net cash provided by operating activities increased by $157,000 to $6.8 million for the year ended December 31, 2006 from $6.7 million for the year ended December 31, 2005. Cash provided by operating activities in 2006 was primarily composed of net income of $1.5 million, and non-cash expenses, primarily depreciation, amortization and minority interest, of $5.0 million and net changes in operating assets and liabilities of $0.4 million. For the year ended December 31, 2005, cash provided by operating activities was primarily comprised of net income of $1.2 million, and non-cash expenses of $4.2 million, primarily depreciation, amortization and minority interest, and net changes in operating assets and liabilities of $1.3 million. Net cash provided by operating activities for the year ended December 31, 2004, was primarily comprised of net income of $1.1 million, and non-cash expenses of $3.4 million, primarily depreciation, amortization and minority interest, partially offset by a decrease in operating assets and liabilities of $1.0 million. Operating cash flow has served as our primary source of working capital and we expect it to continue to be our primary source of working capital.

Investing activities in 2007 consisted primarily of the purchase of a 20% interest in Turner Investment Management LLC for $5.3 million in cash plus two payments of $4.0 million each, to be paid one and two years, respectively, after the date of purchase. In 2004, 2005 and 2006 and in the first nine months of 2007, our purchases of property and equipment were $306,000, $340,000, $254,000 and $674,000, respectively. Our business is not capital intensive. We anticipate that our cash need for property and equipment will continue to be insignificant to the operations of our business, but we expect our investing activities to increase subsequent to this offering due to investments in new investment products.

Net cash used in financing activities was $5.7 million for the nine months ended September 30, 2007 as compared to $6.9 million in the nine months ended September 30, 2006, a decrease of $1.3 million, or 18.4%. The change resulted primarily from a payment of $1.1 million in the prior year under a non-competition agreement. Net cash used in financing activities was $6.9 million for the year ended December 31, 2006 and consisted primarily of distributions to minority interest of $2.6 million, the final payments on a non-compete agreement of $2.3 million, dividends paid to shareholders of $1.2 million and the pay-down of short-term borrowings of $400,000. Net cash used in financing activities was $4.8 million for the year ended December 31, 2005 and consisted primarily of distributions to minority interest of $2.0 million, payments under a non-competition agreement of $2.2 million and dividends paid to shareholders of $997,000 partially offset by an increase in short-term borrowings of $0.8 million. Net cash used in financing activities was $2.2 million for the year ended December 31, 2004 and consisted primarily of payments under a non-competition agreement of $1.0 million and dividends paid to shareholders of $843,000.

Turner Investment Partners, Inc. maintains a $4.5 million line of credit that is secured by substantially all of its assets. The credit agreement governing this line of credit is renewable annually and expires on November 1, 2007. The terms of the credit agreement require a 60 consecutive-day zero balance between June 1 and November 1 of each year and interest is charged at the prime rate, subject to a floor of 4.75%. Turner Investment Partners, Inc. is required to maintain tangible net worth of at least $750,000 and an adjusted net worth of at least $4.0 million. Turner Investment Partners, Inc. was in compliance with both of these covenants as of the date of this prospectus. We expect Turner Investment Partners, LLC to obtain a line of credit on similar terms.

We expect to fund the working capital needs of our business in the twelve months following this offering, and over the long term, primarily through cash generated from operations.

Market Risk

Revenues

Our exposure to market risk is directly related to our role as investment advisor or sub-advisor to the products that we manage. A significant majority of our revenues, approximately 97.9% for the year ended December 31, 2006 and 98.0% for the nine months ended September 30, 2007, is derived from management fees on products available under each of our investment strategies. The fees we receive are typically based on the market value of the assets under management. Accordingly, a decline in the prices of securities generally may cause our revenues and income to decline by (1) causing the value of the assets under management to decrease or (2) causing our clients to withdraw funds in favor of investments that they perceive as offering greater opportunity or lower risk. In addition, a decline in the prices of securities may present market conditions that could preclude us from increasing assets under management and realizing higher fee revenue.

Investments

Due to the nature of our business and our limited investments in short-term cash instruments, we have not faced any material interest rate risk, credit risk or foreign currency exchange rate risk. However, subsequent to this offering, we expect to own securities in connection with the development of new investment products. These securities will be subject to the market risk of a decline in their prices.

Off Balance Sheet Arrangements and Contractual Obligations

We have not entered into any off balance sheet financial arrangements and have not established any special purpose entities as of September 30, 2007, nor have we guaranteed any debt or commitment of other entities. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We had no short-term borrowings outstanding as of September 30, 2007. The following table identifies operating lease obligations under various arrangements as of September 30, 2007 which are not included in our consolidated balance sheet:

Payments Due by Pay Period
		Less			More
		than 1	1-3	3-5	than 5
	Total	Year	Years	Years	Years
(In thousands)

Operating lease obligations(1)	$6,342	$1,817	$2,866	$1,659	$—

(1)	In accordance with generally accepted accounting principles in the United States, these obligations are not reflected in the consolidated balance sheet at September 30, 2007 appearing at the end of this prospectus.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies are an integral part of our consolidated financial statements. A thorough understanding of our accounting policies is therefore essential when reviewing our reported results of operations and our financial position.

We believe the following accounting policy is critical to the preparation of our financial statements:

Revenue Recognition.  Our revenue recognition policy is in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and the collectibility is reasonably assured. When performance fees are earned based on investment performance versus a stated benchmark, we do not recognize the performance fee until the end of the stated measurement period and only if the required measure of performance has been achieved.

We believe the following accounting policies require significant judgments and estimates:

Accounts Receivable.  Accounts receivable represent amounts due from contractual investment advisory services provided to pension plans, institutional investors and mutual funds. Management performs ongoing credit evaluations of our customers’ financial condition and does not require collateral. We will provide an allowance for doubtful accounts for estimated losses resulting from our customers’ failure to make required payments based on specific identified risk. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, our allowance would reflect our estimated loss. Overall, based on our relatively large number of clients in differing industries and the nature of our clients, primarily large financial institutions, pension funds and corporations, we do not believe we are overly exposed to bad debts in the future.

Valuation of Long-lived Assets.  Our long-lived assets have included property, plant and equipment and intangible assets. Our property, plant and equipment and intangible assets are depreciated over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying amount of these assets may not be recoverable. The fair value of our intangible assets is based upon our estimates of future cash flows and other factors to determine the fair value of the respective assets. We perform our annual intangible assets impairment tests in the fourth quarter of each fiscal year. We also test for impairment whenever a “triggering” event occurs.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We adopted FIN 48 January 1, 2007 and the adoption did not have an impact on our financial statements, however, it may have an impact following this offering. We are currently evaluating the potential impact of FIN 48 on our future financial position and results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands disclosures on fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. This pronouncement would not have an impact on our financial position and results of operations if we continue to operate our business under our historical structure, however, it may have an impact under our structure following this offering. We are currently evaluating the potential impact of SFAS 157 on our future financial position and results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including Amendment of FASB Statement No. 115 (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. This pronouncement would not have an impact on our financial position and results of operations if we continue to operate our business under our historical structure, however, it may have an impact under our structure following this offering. We are currently evaluating the potential impact of SFAS 159 on our future financial position and results of operations.

BUSINESS

Overview

Founded in 1990, we provide investment management services to institutions, intermediaries and individuals, principally in the United States. We offer and manage investment products in three types of equity investment strategies: growth, core and value, and quantitative. As of September 30, 2007, our ten largest composites have each outperformed their corresponding Russell indices from their inception, after fees. Our assets under management have increased from $8.5 billion as of December 31, 2002 to $27.6 billion as of September 30, 2007, representing a compound annual growth rate of 28.2%.

Our investment philosophy focuses on the long term. Our primary business goal is to grow our business by seeking to achieve consistently superior investment returns and to provide exceptional client service. We use disciplined, systematic investment processes for each of our investment strategies and actively manage our portfolios to balance risk and return. Our investment processes for our growth investment strategies and core and value investment strategies are based on in-depth, bottom-up fundamental analysis, complemented by quantitative and technical analysis. These processes use quantitative screens to filter securities based on specific criteria, team-based fundamental analysis to help determine which securities to buy or sell, and technical analysis to determine when to buy or sell a selected security. Our quantitative strategies utilize a disciplined and systematic process to invest in companies that we believe exhibit predictive characteristics based on sector specific and other factors.

We offer our products through a diverse range of distribution channels. We offer our investment products directly to institutions on a separate account basis, to “wrap” program sponsors and financial advisors on a separately managed account basis and to other investment advisors through our sub-advised mutual funds and commingled funds distribution channel. In addition, the Turner Funds, the family of mutual funds we sponsor, are offered to investors primarily through third-party intermediaries.

Our clients are generally institutional investors, intermediaries and other sophisticated investors with long-term investment objectives. We believe that these investors provide a stable client base because they are generally less sensitive to short-term market fluctuations as compared to individual retail investors. As of September 30, 2007, 61 of our clients had been clients for 5 years or more and 25 of our clients had been clients for 10 years or more, representing approximately 37.2% and 11.4%, respectively, of our assets under management. We generate revenues principally from management fees earned on the assets we manage for our clients.

As of September 30, 2007, approximately two-thirds of our employees collectively owned, directly or indirectly, 100% of the equity interests in our operating companies. We intend to continue to foster a culture of ownership through grants made to all of our employees under our equity compensation plan, which is designed to align our team’s interests with those of our clients and shareholders. We believe that our culture of ownership and our emphasis on team-oriented management distinguishes us from our competitors, contributes to our low staff turnover and enables us to attract and retain the quality people who are critical to our success.

We believe that our record of investment excellence, customized client solutions, focus on client service and expanding distribution channels has allowed us to grow our assets under management and positions us for continued growth. Our assets under management as of September 30, 2007 by investment strategy and distribution channel are as follows:

Assets Under Management	Assets Under Management
by Investment Strategy	by Distribution Channel
as of September 30, 2007	as of September 30, 2007

Investment Performance of our Ten Largest Composites

For each of our investment strategies, we have specifically tailored a disciplined and systematic investment process. Although past performance can be no assurance of future results, we believe that these investment processes have helped achieve the historical predictability of the performance of most of our product offerings — our growth products have historically tended to outperform their benchmarks in equity markets experiencing increasing prices and have historically tended to underperform their benchmarks in equity markets experiencing decreasing prices.

The following table shows the net returns of our ten largest composites during various time periods from their inception to September 30, 2007, relative to the performance of the comparable Russell index. We believe that our investment approach yields the most benefit, and is best evaluated, over the long term.

	Assets Under
	Management	Period Ended September 30, 2007
	as of September	Since	5	3	1	9
Composite (Inception Date)(1)	30, 2007	Inception	Years	Years	Year	Months
	(In millions)

Core Growth Equity (April 1990)	$4,742
Core Growth Equity — Net		12.5%	18.4%	18.3%	24.2%	17.8%
Russell 1000 Growth Index		9.9	13.8	12.2	19.4	12.7
Concentrated Growth Equity (January 1998)	1,737
Concentrated Growth Equity — Net		15.8	20.0	19.8	31.4	25.3
Russell 1000 Growth Index		4.0	13.8	12.2	19.4	12.7
Growth Equity (January 1996)	1,637
Growth Equity — Net		8.5	15.9	15.0	25.2	19.4
Russell 1000 Growth Index		7.6	13.8	12.2	19.4	12.7
Large Cap Growth Equity (November 1996)	844
Large Cap Growth Equity — Net		8.1	13.9	12.1	22.4	17.5
Russell Top 200 Growth Index		6.1	12.0	10.6	18.7	12.5
Midcap Growth Equity (August 1996)	4,417
Midcap Growth Equity — Net		15.9	21.2	19.7	29.6	22.7
Russell Midcap Growth Index		10.3	20.4	17.0	21.2	13.4
Midcap Core Equity (January 2003)	703
Midcap Core Equity — Net		22.0	N/A	19.5	18.4	11.3
Russell Midcap Index		20.2	N/A	17.3	17.9	9.5
Small Cap GrowthPlus Equity (September 1996)(2)	1,689
Small Cap GrowthPlus Equity — Net		9.9	21.3	15.9	26.3	14.8
Russell 2000 Growth Index		5.7	18.7	14.1	18.9	9.4
Small Cap Core Equity (February 1994)(2)	994
Small Cap Core Equity — Net		15.0	18.1	11.1	10.8	4.3
Russell 2000 Index		9.9	18.7	13.4	12.3	3.2
Small Cap Growth Equity (December 1993)(2)	945
Small Cap Growth Equity — Net		15.9	22.5	20.7	24.7	17.0
Russell 2500 Index		12.3	19.5	15.0	15.2	6.0
Micro Cap Growth Equity (March 1998)(2)	836
Micro Cap Growth Equity — Net		27.7	21.9	19.0	25.2	15.0
Russell 2000 Growth Index		4.0	18.7	14.1	18.9	9.4

(1)	Past performance is no assurance of future results. The composite inception date is as of the first day of the month presented. Net returns represent returns after the payment of management fees and reflect the reinvestment of dividends and other earnings. Net returns are shown on an annualized basis for the since inception, 5-year and 3-year periods.

(2)	Closed to new investors.

Industry Overview

Investment management is the professional management of securities and other assets on behalf of individual and institutional investors. The industry has enjoyed significant growth in recent years due to the ongoing capital inflows from sources such as households, pension plans and insurance companies as well as the appreciation of the world’s equity markets. From December 31, 2005 to December 31, 2006, total global assets under management grew by 14.0% to $48.1 trillion. Total assets under management in the United States, which remains the world’s largest market, grew by 12.1% to $25.9 trillion in 2006.

Traditional investment managers, such as separate account and mutual fund managers, generally engage in managing and trading investment portfolios of equity and fixed income securities.

The investment objectives of these portfolios may include maximizing total return, capital appreciation, current income and/or tracking the performance of a particular index. Managers are generally compensated on a monthly or quarterly basis based on a predetermined fee, which is calculated as a percentage of assets under management. Performance is typically evaluated over various time periods based on investment results relative to the appropriate market index and/or peer group. Managers of such portfolios in the United States are registered with the SEC under the Investment Advisers Act of 1940. Investors generally have unrestricted access to their capital through market transactions in the case of closed-end funds and exchange-traded funds, or through withdrawals in the case of separately managed accounts and mutual funds.

Competitive Advantages

We believe that we possess a number of competitive advantages, including:

•	Extensive Investment Management Experience and Team-Oriented Approach. Our three founders have worked together at Turner since our founding 17 years ago and collectively have over 72 years of investment management experience. In addition, each of our investment strategies has an investment team comprised of professionals with an average of over 12 years of investment management experience. Our professionals concentrate on finding and holding the most attractive stocks of companies that we believe are appropriate to our various investment strategies. We strive to maintain and enhance our base of highly talented professionals and pride ourselves on being able to offer clients more senior-level attention than may be available from many of our competitors.

•	Attractive Investment Performance. We have a long-term record of generally achieving higher returns after fees in our investment products relative to appropriate benchmark indices, although past performance can be no assurance of future results. For example, as of September 30, 2007, our ten largest composites have each outperformed their corresponding Russell indices from inception, after fees.

•	Systematic Investment Processes. Our investment processes for our growth investment strategies and core and value investment strategies are systematic and are generally based on in-depth, bottom-up fundamental analysis, complemented by quantitative and technical analysis. These processes use quantitative screens to filter securities based on specific criteria, and for our non-quantitative strategies, team-based fundamental analysis to determine which securities to buy or sell and technical analysis to determine when to buy or sell a selected security. For our growth products, we have been applying these systematic investment processes since we were founded.

•	Strong Reputation. We believe that we have built a reputation for superior performance, service, integrity and creative solutions. Each new investment product we develop is rigorously tested, evaluated and incubated before we actively market it to our clients. We voluntarily apply asset limits to many of our portfolios based on our determination of product capacity, believing that such a practice is in the best interest of our clients. In addition, each of our employees is required to uphold the highest ethical standards consistent with our code of conduct and the code of ethics and standards of practice of the CFA Institute. We believe that we have gained clients, and will continue to attract new clients and maintain our existing clients, because of our commitment to the highest ethical standards.

•	Diverse Institutional Client Base. Our diverse list of clients includes Fortune 500 company pension funds, state and local governments, investment companies and other commingled funds, financial advisors and leading “wrap” program sponsors. We believe that these investors provide a stable client base because they are generally less sensitive to short-term market fluctuations as compared to individual retail investors. As of September 30, 2007, 61 of our clients had been clients for 5 years or more and 25 of our clients had been clients for 10 years or more, representing approximately 37.2% and 11.4%, respectively, of our assets under management. As of September 30, 2007, no single client (excluding the Turner Funds) accounted for more than 10% of our assets under management or more than 10% of our total revenue.

•	Culture of Ownership. Our success depends on our entire team of employees. As of September 30, 2007, approximately 60% of our employees collectively owned, directly or indirectly, 100% of the equity interests in our operating companies. We believe this ownership model results in a shared sense of purpose with our clients and their advisors. Following this offering, we intend to continue fostering a culture of ownership through grants made to all of our employees under our equity compensation plan, which is designed to align our employees’ interests with those of our clients and shareholders. We believe this culture of ownership and our emphasis on team-oriented management contributes to our low staff turnover and enables us to attract the quality people who are critical to our success.

•	Focus on Asset Management. We believe that our focus on one primary business — asset management — distinguishes us from other financial institutions with varied sales, trading, underwriting, research and lending activities. We believe these varied activities can lead to duplicative job functions, inefficiencies and conflicts of interest. We believe our focus on asset management enables our investment professionals to better serve our clients by developing expertise in our investment products, free from many of the conflicts of interest that can arise at other financial institutions. We also believe our focus has helped us, and will continue to help us, recruit professionals who want to work in a firm where asset management is the central focus.

Our Business Strategy

Our primary business strategy is to grow our business by consistently offering an attractive mix of products aimed at achieving superior investment returns combined with exceptional client service. The key elements of this strategy include:

Consistent Application of our Investment Philosophy and Processes

We seek to maintain our investment performance by consistently applying our investment philosophy and processes while actively managing portfolios to balance risk and return. Our investment approach for growth investment strategies and core and value investment strategies emphasizes disciplined research and portfolio construction, communication and a sector-focused research team of experts, through which we understand companies, analyzing them in relation to their industries and their competition and consider whether their business plans and their management teams are likely to succeed. In order to seek to maximize the long-term performance of our products, we apply asset limits based on our determination of product capacity, believing that such a practice is in the best interest of our clients.

Offering Competitive Products that Focus on our Strengths

We are focused on offering competitive products and services based on our strengths of growth, core and value, and quantitative investment strategies. Since our formation in 1990, we have expanded our product offerings to build on our strengths. We will continue to selectively expand our investment products where we believe the application of our competencies and our investment philosophy and processes may produce attractive returns. We believe that by doing so we can enhance our ability to grow our business.

Through our research, we continually develop new investment products to offer to clients. Specific investment products are developed by our investment team and are tested and evaluated. For example, we have developed and are actively marketing products with a global/international growth and quantitative focus, among others. As of September 30, 2007, we had 19.8 million of assets under management in the development product cycle mainly through 21 limited partnerships. We expect that our assets under management will significantly increase in these new investment products as these products move through the development cycle to the active asset accumulation cycle. Furthermore, we are continually expanding our opportunities to increase assets under management by accessing new markets, especially outside of the United States.

Putting Our Clients First®

We strive to provide our clients with exceptional client service. We have a dedicated client service team composed of experienced professionals that functions as the primary contact for each separate account, managed account and fund account that we manage. Putting Our Clients First®, one of our service marks, means providing the right incentives and a positive work environment so that our professionals will remain loyal to us, uphold the highest ethical standards in our work and life and remain true to our investment processes in an effort to produce the best results for clients.

Upholding the Highest Ethical Standards in our Professional and Personal Conduct

We believe all of our professionals have appropriate educational and certification credentials to effectively complete their job responsibilities. We expect all employees to conduct themselves consistent with the highest professional standards. Our employees are required to adhere strictly to our code of ethics and the code of ethics and standards of practice of the CFA Institute. The CFA Institute Code of Ethics and Standards of Professional Conduct establishes high standards of conduct and ethics for professional money managers. All CFA Institute members must comply with the Code of Ethics and Standards and we have taken the additional step of voluntarily incorporating these standards into our own code of ethics as a reflection of our commitment to ethics and integrity. We believe that we will maintain existing clients and attract new clients because of our commitment to the highest ethical standards.

Investment Strategies

We provide investment management services that are designed to provide clients with the potential to achieve their investment objectives. We offer and manage products in three types of equity investment strategies: growth, core and value, and quantitative. In addition, we may customize our investment products for certain clients based on specific client requests.

Provided below are the assets under management and percentage of our total assets under management as of September 30, 2007 for our three investment strategies.

		Percentage of Total
	Assets Under	Assets Under
Investment Strategy	Management*	Management
	(In millions)

Growth	$24,541	88.8%
Core and Value	2,782	10.1
Quantitative	298	1.1

*	Assets under management totals include a number of non-discretionary arrangements where we provide a model portfolio. As of September 30, 2007, 3.9% of our assets under management were non-discretionary.

Growth Investment Strategies.  Our growth products generally invest in common stocks in diversified and nondiversified portfolios in various market capitalization segments that we believe have strong earnings growth potential. Our growth products include U.S., global and international portfolios. We offer ten principal growth products in one or more of our distribution channels. As of September 30, 2007, approximately 88.8% of the assets that we managed were in growth investment products.

The assets under management and percentage of total assets under management with respect to our ten principal growth investment products as of September 30, 2007 are provided below.

		Percentage of Total
	Assets Under	Assets Under
Principal Products	Management	Management
	(In millions)

Core Growth Equity	$6,598	23.9%
Midcap Growth Equity	4,554	16.5
Growth Equity	2,782	10.1
Concentrated Growth Equity	1,822	6.6
Small Cap GrowthPlus Equity*	1,689	6.1
Large Cap Growth Equity	1,633	6.0
Small Cap Growth Equity*	945	3.4
Micro Cap Growth Equity*	885	3.2
Strategic Growth Equity	442	1.6
Global/International	102	0.4

*	Closed to new investors.

Core and Value Investment Strategies.  Our core and value products generally invest in diversified portfolios in various capitalization segments combining growth stocks of companies that we believe have strong growth prospects at reasonable valuations and value stocks that we believe have valuable return potential not reflected in their prices. Our core products combine growth and value stocks while our value products focus on value stocks. Both core and value products invest primarily in securities of U.S. issuers. We offer three principal core and value products in one or more of our distribution channels. As of September 30, 2007, approximately 10.1% of the assets that we managed were in core and value investment products.

The assets under management and percentage of our total assets under management with respect to our three principal core and value investment products as of September 30, 2007 are provided below.

		Percentage of Total
	Assets Under	Assets Under
Principal Products	Management	Management
	(In millions)

Small Cap Core Equity*	$1,431	5.2%
Midcap Core Equity	1,085	3.9
Small Cap Value Equity	265	1.0

*	Closed to new investors.

Quantitative Investment Strategies.  Our quantitative products generally invest in diversified portfolios of securities of U.S. issuers in various capitalization segments. Investments are in companies that we believe exhibit predictive characteristics based on sector specific and other factors that should drive future equity share price appreciation. We offer three principal quantitative products in one or more of our distribution channels. As of September 30, 2007, approximately 1.1% of the assets that we managed were in quantitative investment products.

The assets under management and percentage of our total assets under management with respect to our three principal quantitative investment products as of September 30, 2007 are provided below.

		Percentage of Total
	Assets Under	Assets Under
Principal Products	Management	Management
	(In millions)

Quantitative Micro Cap Growth Equity*	$184	0.7%
Quantitative Small Cap Growth Equity	73	0.3
Quantitative Broad Market Equity	1	0.0

*	Closed to new investors.

Investment Management Teams

Our investment management teams include approximately 35 members focused on portfolio management and research, trading, portfolio administration and development of analytical models. Our growth investment team is led by Robert E. Turner, along with our co-founders Mark D. Turner and Christopher K. McHugh, who together have over 72 years of investment management experience. In addition, Thomas J. DiBella leads our core and value investment team and David Kovacs leads our quantitative investment team.

Each of our investment strategies has a distinct investment team that collaborates, through an interactive process, to make investment decisions. Final investment decisions are made by each team’s lead portfolio manager. Our growth investment team consists of 20 analysts broken out into five analyst teams focused on researching individual market sectors and multiple portfolio management teams selecting investments from recommendations of the analysts. Our growth analyst teams has an average of 11 years of accumulated investment experience. Our most senior analyst team leaders are also assigned portfolio management responsibilities. Our core and value investment team, which consists of six analysts and has 109 years of accumulated investment experience, and quantitative investment team, which consists of two analysts and has 22 years of accumulated investment experience, each have a single primary portfolio management team that selects investments based on their evaluation of the market. Our analyst teams and portfolio management teams in our various investment strategies are not generally reliant on any single individual in order to research, analyze or select investments.

Investment Philosophy and Processes

Our investment philosophy focuses on the long term. Our investment processes are based on our ability to select stocks, rather than on timing markets or making up-down decisions with regard to geographic, sector or industry outlook. Our investment processes for our growth investment strategies and core and value investment strategies are based primarily on in-depth, bottom-up fundamental analysis, complemented by quantitative and technical analysis. These processes use quantitative screens to filter securities based on specific criteria, team-based fundamental analysis to help determine which securities to buy or sell, and technical analysis to help determine when to buy or sell a selected security.

For our growth products and core and value products, the value we believe we bring to the investing process is our ability to understand companies, to analyze them in relation to their industries and their competition, and to consider whether their business plans and their management teams are likely to succeed. For our growth products and core and value products closely tied to a specific benchmark, we seek to maintain sector weightings in line with the benchmark. For our quantitative products, we employ quantitative models to select securities.

Generally, we may utilize U.S. or foreign equities, including initial public offerings, and equity-related securities, such as rights and warrants, in managing our client accounts.

Identifying Investments. The investment selection process for each of our investment strategies is provided below.

Growth Investment Strategies

•	First, we use a proprietary model that uses over 70 factors to screen securities. We update our model monthly to reflect which factors we think should predict strong earnings and growth in each sector. Generally, those securities that are identified in the top third of their asset class in each sector are targeted for potential purchase by the sector analyst.

•	Second, we engage in a fundamental analysis of the securities identified in the first step. Generally, our sector analysts meet with companies’ management teams to understand their visions, their business plans, their management skills and the resources at their disposal. We also study industries in which they operate and the competition that they face.

•	Third, we track a company’s money flow and strength relative to its peers and its overall sector. When the fundamentals are strong, we use technical analysis to identify when to buy or sell a security.

Core and Value Investment Strategies

•	First, we use a proprietary quantitative model which evaluates and identifies those stocks that are displaying strong positive business momentum and have reasonable valuations.

•	Second, we use a series of screens designed to identify assets with attractive return potential and downside protection to share prices.

•	Third, we identify a positive change in the companies’ fundamentals or strategies.

Quantitative Investment Strategies

•	First, we use the proprietary models used by our growth investment strategies and our core and value investment strategies to screen securities and identify factors that have been predictive of future price performance during the previous three years by economic sector.

•	Second, we rank all companies in the universe relative to one another by sector based on the predictive characteristics.

•	Third, we construct a diversified portfolio of the best-ranked companies by utilizing proprietary portfolio optimization and diversification tools.

•	Fourth, we rebalance the portfolio regularly using program trades that seek to achieve best execution at a minimum cost.

Investment Product Cycles

We are constantly developing new investment products to serve the needs of our clients. Our investment products generally progress through the following product cycles.

Development.  Specific investment products are developed by our investment teams and are tested, evaluated and incubated. Products in this development cycle have few assets under management and do not generate revenues. As of September 30, 2007, we had $19.8 million of assets under management in the development product cycle mainly through limited partnerships of which we are the investment advisor. Investment products in this cycle include but are not limited to Midcap Value, International Growth, Quantitative Large Cap Growth, Global Growth Equity, Quantitative Midcap Growth, other quantitative products and a number of long/short and 130/30 strategies. If we determine that an investment product is successful and can be marketed to clients, the investment product could enter the active asset accumulation cycle. Following this offering, we intend to continue developing new investment products.

Active Asset Accumulation.  Products in this cycle have accumulated significant assets under management and are generating significant revenues. These products are actively marketed to and accept additional investments from clients. As of September 30, 2007, we had 81.6% of assets under management in the active asset accumulation product cycle. Investment products in this cycle include Core Growth, Large Cap Growth, Midcap Growth, Midcap Core and Concentrated Growth.

Mature Products.  Products in this cycle have accumulated significant assets under management and are generating significant revenues. However, in general, these products are not being marketed to or accepting additional investments from new clients. We believe that applying asset limits to these products based on our determination of product capacity is in the best interests of our clients. As of September 30, 2007, we had 17.9% of assets under management in the mature products product cycle. Investment products in this cycle include Small Cap Growth Equity, Small Cap GrowthPlus Equity, Small Cap Core Equity, MicroCap Growth Equity and Quantitative MicroCap Equity.

Use of Limited Partnerships.  Historically, specific investment products in our product development cycle were tested, evaluated and incubated by using limited partnerships. Willistown Partners, LLC, a Delaware limited liability company, was the general partner of each of these partnerships and owned a nominal general partnership interest in each partnership. Certain shareholders of Turner Investment Partners, Inc. owned the limited partnership interests in the limited partnerships. In connection with the Reorganization (see “Reorganization and our Holding Company Structure”), the limited partnership agreements of each of the 22 currently active limited partnerships will be amended and restated in order to provide that Turner Investment Partners, LLC will be the general partner.

Clients and Client Service

We generally market and support our products through our sales and client service teams. We believe that our investors, primarily institutions and other sophisticated investors, provide a stable client base and are generally less likely to terminate investment advisory services due to short-term market fluctuations compared to individual retail investors. Historically, we have experienced relatively low client turnover. Although past performance can be no assurance of future results, we believe that our clients are generally attracted to the relative historical predictability of the performance of most of our product offerings — our growth products have historically tended to outperform their benchmarks in equity markets experiencing increasing prices and have historically tended to underperform their benchmarks in equity markets experiencing decreasing prices.

For the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007, the assets under management acquired from new clients, net flows of assets under management from existing clients, and the assets under management lost due to clients terminating services during each period is provided below:

	Year Ended			Nine Months Ended
	December 31			September 30
	2004	2005	2006	2006	2007
	(In millions)

New clients	$3,118	$1,024	$2,634	$1,304	$1,358
Clients terminating services	(925)	(810)	(691)	(545)	(465)
Net flows from existing clients	(165)	625	878	1,023	(183)

Total net flows	$2,028	$839	$2,821	$1,782	$710

On June 14, 2007, we formed a wholly-owned subsidiary, Turner International, Ltd., under the laws of England and Wales. The subsidiary was formed to assist us with marketing and, over time, client service capabilities for prospective clients and clients in Europe and the Middle East, and with strategic advice with respect to building our business in these markets.

Distribution Channels

We offer our products through a diverse range of distribution channels, namely, institutional, managed accounts, sub-advised mutual funds and commingled funds and the Turner Funds. We aim to attract investors with a long-term investment horizon. Consequently, our sales and client service teams focus on educating our clients and prospects on our investment philosophy and processes and providing a high level of ongoing client service.

Institutional.  We opened for business in 1990 to serve institutions, and this is still our primary business. Through our institutional distribution channel, we offer separate accounts (individual portfolios) for a range of institutions, such as corporations, foundations, endowments, educational and non-profit enterprises, defined benefit retirement plans, public-employee retirement systems and Taft-Hartley plans in the United States and abroad. These accounts are invested in our growth, core and value, and quantitative investment products in designated capitalization segments, from micro-cap stocks to large-cap stocks. The minimum initial investment size for an investment in our separate accounts is generally $10 million, although we may accept accounts with lower initial investment sizes. As of September 30, 2007, we had 114 institutional clients representing approximately $12.9 billion in assets under management with an average tenure as client of 5.3 years.

Managed Accounts.  We entered the managed account business in 2001 to offer separately managed accounts to “wrap” program sponsors and financial advisors. Managed accounts are separately managed accounts for individual and institutional investors, offered primarily through national and regional broker-dealers in the United States. The broker-dealers retain us to assist them in providing investment counseling, portfolio management, execution, custody and administration services for one all-encompassing fee. As of September 30, 2007, we participated in 20 such programs, including major wirehouse programs.

In the managed accounts distribution channel, we also serve as advisor to pension and profit sharing plans, charitable organizations, other pooled investment vehicles, state and municipal government entities, and non-charitable foundations. We also participate in a limited number of arrangements where we provide a model portfolio to clients but do not exercise investment discretion. Minimum investment size for the “wrap” programs and other managed accounts that we participate in is generally $100,000, although the investment minimum differs from program to program and is determined by the program sponsor and not by us.

Sub-Advised Mutual Funds and Commingled Funds.  We offer sub-advisory services to mutual funds and other commingled funds in the United States and abroad. Our sub-advisory business consists of offering our investment services through third-party sponsored investment companies and commingled funds. As of September 30, 2007, we sub-advised over 50 third-party sponsored funds.

Turner Funds.  We entered the mutual fund business in 1995 to offer mutual funds, the Turner Funds, to investors. The Turner Funds are primarily sold to investors through third-party intermediaries. We serve as investment advisor and administrator and we assist in marketing the 11 Turner Funds.

Our assets under management as of December 31, 2004, 2005 and 2006 and as of September 30, 2006 and 2007 in each of our distribution channels during each period is provided below:

	Assets Under Management as of
	December 31			September 30
Distribution Channel	2004	2005	2006	2006	2007
	(In millions)

Institutional	$6,572	$7,864	$10,391	$8,733	$12,854
Managed accounts	1,085	1,253	2,135	1,910	2,519
Sub-advised mutual funds and commingled funds	6,302	7,133	7,985	7,708	9,453
Turner Funds	1,884	2,041	2,308	2,187	2,795

Total	$15,843	$18,291	$22,819	$20,538	$27,621

Management Fees and Fund Administration Fees

We generate revenues principally from fees based on contractually specified percentages of the net asset value of the portfolios we manage on behalf of our clients. We refer to these fees as “management fees”. Our management fees also include performance fees and fixed fees, but these fees have not been a material source of our revenues. We also earn fees from the Turner Funds for our fund administration services. We refer to these fees as “fund administration fees”.

Management fees with clients are negotiated after consultation with the client based upon factors such as assets under management, investment strategy servicing requirements, multiple or related account relationships and client type. Our large capitalization products generally have a lower weighted average fee than our smaller capitalization products.

Agreements to Waive Management Fees or Reimburse Fund Expenses.  We waive management fees, and reimburse the expenses of, certain of the Turner Funds. These agreements to waive fees and reimburse expenses reduce our revenues and increase our expenses, and thereby reduce our operating income, by an amount equal to the fees waived or expenses reimbursed. Historically, we also have waived immaterial amounts of management fees for products in the product development cycle. Following this offering, we do not intend to waive the management fees for products in the product development cycle.

Competition

We face substantial competition in every aspect of our business. Competitive factors affecting our business include brand recognition, business reputation, investment performance, quality of service and the continuity of client relationships. Fee competition also affects the business, as do compensation, administration, commissions and/or other expenses paid to intermediaries.

Performance and price are the principal methods of competition in the asset management business. Prospective clients and registered investment company shareholders will typically base their decisions on our ability to generate returns that exceed a market index. Individual registered investment company shareholders may also base their decision on the ability to access the registered investment companies we manage through a particular distribution channel. Separate account clients are often advised by consultants who may include other factors in their decisions for these clients.

We compete with a large number of global and U.S. investment advisors and investment management firms, commercial banks, brokerage firms and broker-dealers, insurance companies, hedge fund management firms and other financial institutions. The registered investment companies for which we are the investment advisor or sub-advisor face significant competition from other registered investment companies that vary both in size and investment philosophy and whose shares are offered to the public on a load and no-load basis. Advertising, sales promotions, the type and quality of services offered and investment performance influence competition for registered investment company sales.

We also face intense competition in attracting and retaining qualified employees. The ability to continue to compete effectively in our businesses depends in part on our ability to compete effectively in the labor market.

Intellectual Property

Service marks and brand name recognition are important to our business. We have rights to the service marks under which our services are offered in connection with financial analysis and consultation, financial portfolio management and financial investment. We have registered certain service marks in the United States and have two applications for registrations pending. We will consider registering other brands as new trademarks and service marks are developed or acquired. We have taken, and will continue to take, action to protect our interests in our current marks. Our present registrations cover the marks “TURNER FUNDS”, “TURNER INVESTMENT PARTNERS” and “PUTTING OUR CLIENTS FIRST”. We have applied for, and expect to receive, two additional federal service mark registrations for the mark “TURNER INVESTMENTS”.

Technology

Our business is dependent on communications and information systems, including those of our vendors, for all aspects of the investment process, including risk management, security analysis and trade processing. Our use of in-house technology and software enables customization of systems across our company. Extending beyond the proprietary software used by our investment team, all of our internal systems are geared to the underlying assumptions that guide the investment process, allowing for a more seamless integration of security analysis, trade processing, accounting and portfolio administration. We rely heavily on our financial, accounting, trading, compliance and other data processing systems. In recent years, we have substantially upgraded and expanded the capabilities of our data processing systems and other operating technology, and we expect that we will need to continue to upgrade and expand these capabilities in the future to avoid disruption of, or constraints on, our operations.

Disaster Recovery

We have a disaster recovery and business continuation plan in place to help us cope with emergencies. The program is designed to provide our most critical portfolio management, operations and computer systems functions with a measure of protection against potential disasters. The goal of the program is to safeguard the assets of our clients, including client information, against major or minor external threats. Our disaster recovery program targets:

•	recoverability — the ability of information systems to overcome any short- or long-term disruption;

•	redundancy — the duplication of key information systems processes to prevent loss of data; and

•	reliability — the assurance that our staff members will be able to function immediately following most external problems and within 24 hours even after extreme problems.

We engage in an ongoing process of upgrading and testing this program in an effort to ensure that it is capable of meeting its goals. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

Code of Ethics and Conflicts of Interest

Compliance has been a priority for us since our inception. In keeping with this priority, we have implemented a compliance program to address the legal and regulatory requirements that apply to our operations. We registered as an investment advisor with the SEC in April 1990. Since that time we have also registered with the regulatory authorities in Ireland, the United Kingdom, the Netherlands and the provinces of Ontario and Manitoba in Canada. We have structured our compliance program to address the requirements of each of these regulators as well as the requirements necessary to support our securities trading operations. Our chief compliance officer has extensive experience with the regulation of investment advisors. He supervises and is part of a team of seven legal and compliance professionals resident in our Berwyn, Pennsylvania office. Our compliance program includes comprehensive policies and supervisory procedures implemented to monitor compliance. Employees attend mandatory compliance training programs as appropriate to remain informed of our policies related to matters such as the handling of material non-public information and employee personal securities trading. In addition to a strong internal compliance function, we have relationships with a network of local and international attorneys specializing in compliance, legal and regulatory matters to help us quickly identify and address legal and compliance issues as they arise.

We have adopted a code of ethics that complies with SEC Rule 204A-1 under the Investment Advisers Act, including a personal securities trading policy as well as standards of employee conduct. Our code of ethics incorporates the CFA Institute Code of Ethics and Standards of Practice, sets forth conduct standards and requires all employees to comply with the federal securities laws, protect material non-public information and report to our chief compliance officer any code of ethics violations.

It is a firm policy that employees should not benefit from research performed for clients. Our personal trading policy generally prohibits employees from purchasing securities for their individual accounts where we hold a position in the same security on behalf of a client account, and mandates written pre-clearance of all employee security trades (excluding registered investment company shares and a limited number of other holdings). All securities transactions, including transactions in registered investment companies where we serve as advisor or sub-advisor, must be reported to our compliance department on a quarterly basis. Employee personal account brokerage statements must be provided to our compliance department and are regularly reviewed for compliance with Investment Company Act Rule 17j-1 and Investment Advisers Act Rule 204A-1 requirements. All of our employees must submit on an annual basis a complete listing of all personal securities holdings and must certify annually that they have read, understand and have complied with our code of ethics. These policies encourage employees to own shares of registered investment companies instead of buying individual securities. Employee activities in investment securities are also reviewed for market timing, including transactions in shares of registered investment companies that we advise or sub-advise. Our insider trading policy prohibits any director, officer or employee from personally trading on non-public information, including confidential client information. Violations of our code of ethics can result in serious sanctions, up to and including dismissal from employment.

Regulation

Our business and the securities business in general are subject to extensive regulation in the United States at both the federal and state level. In the United States, the SEC is responsible for enforcing the federal securities laws and serves as a supervisory body for all federally registered investment advisors and investment companies as well as for national securities exchanges and associations. The SEC regularly conducts periodic examinations of our operations and of the Turner Funds. In addition, we are subject to regulation under the laws of the states and territories in which we conduct business. Turner Investment Partners, Inc. is, and following the Reorganization, Turner Investment Partners, LLC will be, registered as an investment advisor with the SEC. As a registered investment advisor, we are subject to the requirements and regulations of the Investment Advisers Act of 1940. Such requirements relate to, among other things, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients, as well as general anti-fraud prohibitions.

We are subject to the Investment Company Act, and to the regulations promulgated thereunder, for the Turner Funds and those clients that are U.S. registered investment companies. We are also subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and to regulations promulgated thereunder, insofar as we are a “fiduciary” under ERISA with respect to benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code of 1986, as amended, impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. Our failure to comply with these requirements could have a material adverse effect on our business.

Some of our activities outside the United States are subject to local regulatory regimes that vary country by country. We consult with local legal counsel to determine whether our activities are subject to local regulations and whether notices to or authorizations from local authorities are required. Turner Investment Partners, Inc. is, and following the Reorganization, we expect Turner Investment Partners, LLC will be, registered with the regulatory authorities in Ireland, the Netherlands, and the provinces of Ontario and Manitoba in Canada. Furthermore, Turner International, Ltd., our new U.K. marketing subsidiary, is registered with the U.K. Financial Services Authority.

“Soft Dollars”

We obtain so-called “soft dollar” benefits from brokerages involving the client’s assets, consistent with best execution. When we select brokers, it may be based on the quality and amount of research or trading services which those brokers can provide to us. We currently use these arrangements to acquire various research and portfolio management tools, such as investment software, quotation services, and economic, industry and individual company research reports, among other things. Trades are generally executed at a commission price per share that is not determined by reference to whether the trade generates soft dollar credits. In 2006, the SEC issued guidance that limited the ability of asset managers to use “soft dollars”. We believe we are in compliance with the SEC limitations on the use of “soft dollars”. Our operating expenses will increase by approximately $0.4 million in 2007 as a result. We would expect a similar increase in operating expenses for future periods.

Employees

As of September 30, 2007, we had 122 full-time employees, including 39 in investment management, 45 in sales and client services, and 38 in information systems, operations and general and administrative, including human resources, legal, compliance and finance. We strive to maintain a work environment that fosters professionalism, integrity, excellence and cooperation among our employees. Our employees are not subject to any collective bargaining agreements. We believe that we have good relations with our employees.

Facilities

Our principal executive offices are located at 1205 Westlakes Drive, Suite 100, Berwyn, Pennsylvania 19312, where we occupy approximately 35,000 square feet of space under a lease that ends on November 30, 2011. We also have offices at 100 Pearl Street, Hartford, Connecticut 06103, where we occupy approximately 2,400 square feet of space under a lease that ends on August 31, 2008.

Legal Proceedings

In the normal course of business, we may be subject to various legal proceedings from time to time. There are currently no legal proceedings pending against us.

MANAGEMENT

Directors, Executive Officers and Key Employees

The name, age and position of our directors, executive officers and key employees as of September 1, 2007 are set forth in the table below.

Name	Age	Position(s)

Directors and Executive Officers
Robert E. Turner	50	Chairman, Chief Executive Officer and Chief Investment Officer
Mark D. Turner	49	Director, President and Senior Portfolio Manager
Christopher K. McHugh	43	Director, Executive Vice President and Senior Portfolio Manager
Thomas R. Trala, Jr.	40	Executive Vice President, Chief Financial Officer and Chief Operating Officer
Glenn A. Dever	45	Executive Vice President and Chief Marketing Officer
Robert F. Amweg	54	Vice President and Treasurer
Brian F. McNally	49	Vice President, General Counsel and Chief Compliance Officer
Gary M. Anna	54	Director(1)(2)(3)
Leo J. Pound	52	Director(1)(2)(3)
Thomas E. Wood	68	Director(1)(2)(3)

Key Employees
Thomas J. DiBella	55	Senior Portfolio Manager for Core and Value Investment Strategies
David Kovacs	44	Senior Portfolio Manager for Quantitative Investment Strategies

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Our executive officers and key employees will become employed by our operating company upon the Reorganization, and prior to that time have been employed by, and served as the officers and key employees of, our predecessor operating companies. Each of our executive officers has also served as an officer, and each of our directors has served as a director, of Turner Investments, Inc. since August 2007.

Robert E. Turner, one of our co-founders, is our Chairman and Chief Executive Officer and also serves as Chief Investment Officer of our operating company. Mr. Turner has served as Chairman and Chief Investment Officer of Turner Investment Partners, Inc. since 1990. Mr. Turner is lead portfolio manager for our Large Cap Growth and Global Growth investment strategies and a member of our analyst team that covers the technology and telecommunications sector. He developed the equity investment process that is the basis for all of our growth equity strategies. Prior to co-founding Turner Investment Partners, Inc. in 1990, Mr. Turner, who has 26 years of investment experience, served as a senior investment manager at Meridian Investment Company, a portfolio manager at Integon Corporation, an analyst at McMillion/Eubanks, and a systems consultant at Arthur Andersen. Mr. Turner received a B.S. in accounting and an M.B.A. from Bradley University. He serves as a trustee for the Turner Funds and is a member of the CFA Institute and CFA Society of Philadelphia. He also serves on the board of trustees of Bradley University and is on the advisory board of City Team Ministries, and is a member of the Advisory Council for the University of Notre Dame School of Architecture. Mr. Turner is the brother of Mark D. Turner.

Mark D. Turner, one of our co-founders, is our Director and President and also serves as a Senior Portfolio Manager of our operating company. Since 1990, he has served in various senior positions for Turner Investment Partners, Inc. Mr. Turner is lead portfolio manager for our International Growth investment strategies and a member of our analyst team that covers the financial services sector. Prior to co-founding Turner Investment Partners, Inc. in 1990, Mr. Turner, who has 25 years of investment experience, was vice president/senior portfolio manager at First Maryland Asset Management, vice president/portfolio manager at Merrill Lynch Asset Management, and portfolio manager/analyst at Wachovia Investment Management. Mr. Turner received a B.S. in economics from Bradley University and an M.B.A. in finance from the University of Illinois. He is a member of the CFA Institute and the CFA Society of Philadelphia. He is on the University Council of Bradley University, serves on the board of trustees of The Episcopal Academy and is also on the Leadership Council for The Haverford School. Mr. Turner is the brother of Robert E. Turner.

Christopher K. McHugh, one of our co-founders, is our Director and Executive Vice President and also serves as a Senior Portfolio Manager of our operating company. He has served in increasingly senior positions with us since 1990. Mr. McHugh is lead portfolio manager for our Midcap Growth and Concentrated Global Growth investment strategies and a member of our analyst team that covers the technology and telecommunications sector. Prior to co-founding Turner Investment Partners, Inc. in 1990, Mr. McHugh, who has 21 years of investment experience, was a performance specialist at Provident Capital Management. He received a B.S. in accounting from Philadelphia University and an M.B.A. in finance from St. Joseph’s University. He serves on the board of trustees of Philadelphia University and is an affiliate member of the CFA Institute and the CFA Society of Philadelphia.

Thomas R. Trala, Jr. is our Executive Vice President and Chief Financial Officer and also serves as Chief Operating Officer of our operating company. In 1995, Mr. Trala joined us as Chief Operating and Financial Officer. Prior to joining us in 1995, Mr. Trala, who has 16 years of industry-related experience, was an audit manager in the entrepreneurial services group of Ernst & Young LLP, which provided audit, tax, and consulting services to closely held businesses, hedge funds and their owners. Mr. Trala received a B.S. in business administration from Widener University and is a certified public accountant. He serves as president of the Turner Funds and he is a member of the American Institute of Certified Public Accountants.

Glenn A. Dever is our Executive Vice President and Chief Marketing Officer. Mr. Dever joined us as Director of Client Service in 1997 and has been Chief Marketing Officer since 2005. Prior to joining us in 1997, Mr. Dever, who has 23 years of industry-related experience, worked as vice president of client services for Delaware Investment Advisors. Prior to that, he was a senior consultant at New England Pension Consultants. He began his career in the investment management division of Ameritech Corporation. Mr. Dever received a B.S. in finance from Miami University (Ohio) and an M.B.A. in finance from Loyola University (Chicago). He is a member of The Association of Investment Management Sales Executives.

Robert F. Amweg is our Vice President and Treasurer. He has over 25 years of financial experience. Prior to joining us in January 2007, Mr. Amweg worked for Kulicke and Soffa Industries, Inc., a public company, from 1997 through 2006 where he was Vice President and Treasurer with banking, tax compliance and SEC reporting responsibilities. Prior to that, he was Vice President and Chief Financial Officer of Xyan, Inc., Vice President and Chief Financial Officer of Pharmhouse Corp., and Vice President and Treasurer of The Lionel Corporation. Mr. Amweg received a B.A. in mathematics from Susquehanna University and an M.B.A. in finance from Fordham University.

Brian F. McNally is our Vice President and General Counsel and also serves as Chief Compliance Officer of our operating company. Mr. McNally has 21 years of legal experience, 17 of which have been in the securities industry. Mr. McNally joined us as Deputy General Counsel in 2002

Corporation. Before that, he worked in private practice as an attorney for Kirkpatrick & Lockhart LLP and for five years in increasingly senior legal staff positions in the Office of the General Counsel of the SEC. Mr. McNally received his A.B. from Hamilton College and his J.D. from the University of San Francisco School of Law. Mr. McNally serves as vice president, chief compliance officer and secretary of the Turner Funds. He is a member of the American Bar Association, the District of Columbia and Pennsylvania Bar Associations (in-house license) and holds various other professional and regulatory licenses.

Gary M. Anna was elected to our board of directors in August 2007. Mr. Anna has worked at Bradley University since 1981, having served as controller until 1983 and now serving as vice president of business affairs, assistant secretary and treasurer. He oversees the management of investment portfolios in excess of $300 million, including an endowment of over $250 million. Mr. Anna was Bradley University’s interim president from June 1999 until June 2000. Prior to joining Bradley University, he was employed by Price Waterhouse. He is a certified public accountant and is a member of both the American Institute and the Illinois State Society of Certified Public Accountants. Mr. Anna was a trustee and chairman of the audit committee of the Preferred Group of Mutual Funds from 1991 until 2006 when the Preferred Group of Mutual Funds was sold.

Leo J. Pound was elected to our board of directors in August 2007. Since July 2000, Mr. Pound has been the president of Pound Consulting, Inc., which provides financial consultant services to both public and private companies. From February 1999 to July 2000, Mr. Pound was chief financial officer of Marble Crafters, a stone importer and fabricator. From October 1995 to February 1999, he was the chief financial officer of Jos. H. Stomel & Sons, a wholesale distributor. He is on the board of directors and audit committee of NCO Group Inc.

Thomas E. Wood was elected to our board of directors in August 2007. Mr. Wood practiced corporate and securities law at Drinker Biddle & Reath LLP for over 40 years. He was a partner until 2006 and is currently Of Counsel to the firm. Mr. Wood is a legal advisor to and a member of the board of directors of Vertex, Inc., a tax software company.

Thomas J. DiBella serves as a Senior Portfolio Manager of our operating company, oversees our core and value investment strategies, and is lead portfolio manager for our Small Cap Core and Small Cap Value investment strategies. Prior to joining us in 2002, Mr. DiBella served as a portfolio manager at Aeltus Investment Management. He has 24 years of investment experience. Mr. DiBella received a B.S. in accounting and an M.B.A. in finance from the University of Connecticut, and he is a member of the CFA Institute.

David Kovacs serves as a Senior Portfolio Manager of our operating company and is lead portfolio manager for our quantitative investment strategies. He played an important role in developing the firm’s quantitative research model and has 17 years of investment experience. Prior to joining us in 1998, Mr. Kovacs was director of quantitative research at Pilgrim Baxter & Associates. Mr. Kovacs received a B.S. in mathematics and computer science and an M.B.A. in finance and accounting from the University of Notre Dame. He is a member of the CFA Institute and the CFA Society of Philadelphia.

Our Board of Directors

Our amended and restated bylaws provide that our board of directors shall consist of such number of directors as shall from time to time be fixed by resolution of the board of directors. Our directors will be elected annually for a term of one year to serve until their successors are duly appointed or until their earlier death, resignation or removal. Our board of directors consists of six members. Our board of directors has determined that three of our board members, Messrs. Anna, Pound and Wood, are “independent” directors within the meaning of the applicable rules of the New York Stock Exchange and the SEC. It is anticipated that our board of directors will meet at least quarterly and a fourth independent director will be added to the board of directors within one year of this offering. Robert E. Turner and Mark D. Turner are brothers. Otherwise, there is no family relationship between any of our directors or executive officers.

Committees of the Board

In August 2007, our board of directors established an audit committee, compensation committee and nominating and corporate governance committee, and our board of directors adopted charters for each committee that comply with current federal and New York Stock Exchange rules relating to corporate governance matters. Messrs. Anna, Pound and Wood were appointed to each of these committees. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities. Following this offering, we intend to make copies of the committee charters, as well as our corporate governance guidelines and our code of ethics, available on our website at www.turnerinvestments.com. Information contained on our website is not part of this prospectus.

Audit Committee

In August 2007, our board of directors established an audit committee consisting of three directors, two of whom, namely, Messrs. Pound and Anna, have been determined by our board of directors to be “audit committee financial experts” as defined in the SEC rules. Each member of the audit committee was determined by our board of directors to be financially literate at the time such member was appointed. Our board of directors has determined that each member of the audit committee satisfies the independence and other requirements of the New York Stock Exchange and the SEC. Mr. Pound chairs the audit committee. The audit committee will have at least four regular meetings each year. The result of each meeting will be reported at the next regular meeting of our board. The purposes of the audit committee is to assist our board of directors in overseeing (i) the quality and integrity of our financial statements and financial disclosure and reporting obligations, (ii) the quality and soundness of our systems of internal controls regarding financial reporting and accounting compliance, (iii) our compliance with legal and regulatory requirements, (iv) our independent registered public accounting firm’s qualifications and independence and (v) the performance of our internal audit function and independent registered public accounting firm. The audit committee will also be responsible for preparing the audit committee report that will be included in our annual proxy statement.

Compensation Committee

In August 2007, our board of directors established a compensation committee consisting of three directors. Our board of directors has determined that each member of the compensation committee satisfies the independence requirements of the New York Stock Exchange. Mr. Anna chairs the compensation committee. The purposes of the compensation committee are (i) to discharge the responsibilities of the board of directors relating to compensation, including equity compensation, of our chief executive officer and other senior executives, (ii) to evaluate and make recommendations to the board of directors regarding compensation of our directors, (iii) to evaluate and make recommendations to the board of directors regarding our equity-based and incentive compensation plans, policies and programs and (iv) to review and discuss with our management the Compensation Discussion and Analysis to be included in our annual proxy statement and to determine whether to recommend to the board of directors that the Compensation Discussion and Analysis be included in the proxy statement. The compensation committee will also be responsible for the preparation of the compensation committee report that will be included in our annual proxy statement. The compensation committee receives the advice of independent compensation consultants in making its evaluations and recommendations.

Nominating and Corporate Governance Committee

In August 2007, our board of directors established a nominating and corporate governance committee consisting of three directors. Our board of directors has determined that each member of the nominating and corporate governance committee satisfies the independence requirements of the New York Stock Exchange. Mr. Wood chairs the nominating and corporate governance committee. The purposes of the nominating and corporate governance committee are (i) to identify individuals qualified to become members of the board of directors consistent with criteria approved by the board of directors, (ii) to recommend to the board of directors the director nominees for election at annual meetings of shareholders, (iii) to monitor significant developments in the law and practice of corporate governance and the duties and responsibilities of directors of public companies, (iv) to lead our board of directors and each committee of our board of directors in its annual performance self-evaluation, including establishing criteria to be used in connection with such evaluation, (v) to oversee compliance with our code of ethics, (vi) to develop and recommend to the board of directors and administer our corporate governance guidelines and (vii) to recommend to the board of directors, director nominees to serve on each of our board committees.

Executive Officers

Our executive officers will be appointed by the board of directors on an annual basis and will serve a one-year term until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

Governance Documents

Amended and Restated Articles of Incorporation

Our amended and restated articles of incorporation will provide for our two classes of common stock and will also contain the provisions governing the voting rights of our Class B common stock, the redemption of our Class B common stock, and the exchange of membership units in Turner Investment Partners, LLC not owned by us for shares of our Class A common stock. For a description of these provisions, see “Description of Capital Stock”. In addition, our amended and restated articles of incorporation will authorize our board of directors to, without further shareholder approval, issue shares of preferred stock from time to time with such rights as they may determine.

The Pennsylvania Business Corporation Law provides generally that the affirmative vote of a majority of the shares cast by all shareholders entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least a majority of the issued and outstanding Class A and Class B common stock, voting together as a single class, is required to amend or repeal the amended and restated articles of incorporation; provided that, if any amendment to our amended and restated articles of incorporation would alter or change the powers, preferences or rights of the Class A common stock so as to affect them adversely, the amendment must also be approved by a majority of the votes entitled to be cast by the holders of these shares, voting as a separate class. Subject to the amended and restated bylaws and applicable law, the board of directors may from time to time make, amend, supplement or repeal the amended and restated bylaws by a vote of a majority of the board of directors.

Amended and Restated Bylaws

Our amended and restated bylaws, a form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part, will provide that the business of our company will be managed under the direction of our board of directors and that our board may, subject to specifically provided approval procedures and except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by us.

Our amended and restated bylaws will provide for the committees of our board of directors described in “Management — Committees of the Board”. Our amended and restated bylaws will also provide for meetings of our board and meetings of our shareholders. For a description of the provisions governing such meetings, see “Description of Capital Stock — Board of Directors — Board Meetings” and “Description of Capital Stock — Shareholder Meetings”. The following is a description of the material terms of our amended and restated bylaws.

Shareholder Action.  Except as otherwise provided in the Pennsylvania Business Corporation Law or our amended and restated articles of incorporation, whenever any corporate action is to be taken by vote of the shareholders of the corporation, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote and, if any shareholders are entitled to vote as a class, upon receiving the affirmative vote of a majority of the votes cast by the shareholders entitled to vote as a class.

Voting Rights of the Shareholders.  The amended and restated bylaws provide that each holder of the Class A common stock shall be entitled to one vote for each such share. The share of Class B common stock will entitle its holder to a number of votes equal to the number of membership units of Turner Investment Partners, LLC that are not held by Turner Investments, Inc. (i) multiplied by ten if Turner Investments, Inc. owns less than 80% of the outstanding membership units of Turner Investment Partners, LLC or (ii) multiplied by one in all other circumstances. For a description of these provisions governing the voting rights, see “Description of Capital Stock — Common Stock — Class A” and “Description of Capital Stock — Common Stock — Class B”.

Election of Officers.  The amended and restated bylaws provide that our officers will be appointed by the board of directors. The amended and restated bylaws also provide that the board of directors may delegate to any officer or committee the power to appoint subordinate officers and to retain or appoint employees or other agents.

Removal of Directors; Board of Directors Vacancies.  Our amended and restated bylaws further provide that only our board of directors may fill vacant directorships and may remove directors in limited circumstances.

Amended and Restated Operating Agreement of Turner Investment Partners, LLC

As a result of the Reorganization, we will operate our business through Turner Investment Partners, LLC and its subsidiaries. The operations of Turner Investment Partners, LLC, and the rights and obligations of its members, are set forth in the amended and restated operating agreement of Turner Investment Partners, LLC, a form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of this operating agreement.

Governance.  We will serve as the sole managing member of Turner Investment Partners, LLC. As such, we will control its business and affairs and be responsible for the management of its business. No members of Turner Investment Partners, LLC, in their capacity as such, will have any authority or right to control the management of Turner Investment Partners, LLC or to bind it in connection with any matter. We may, from time to time, employ and retain individuals necessary or appropriate for the business of Turner Investment Partners, LLC.

Rights of Members.  Turner Investment Partners, LLC will issue membership units which will entitle holders to equal economic rights. Unless required by applicable law, holders of membership units will not have any voting rights with respect to Turner Investment Partners, LLC. Net profits and net losses and distributions of Turner Investment Partners, LLC will be allocated and made to its members pro rata in accordance with the number of membership units of Turner Investment Partners, LLC they hold. Turner Investment Partners, LLC will not make a distribution to its members to the extent that all of its liabilities exceed the fair value of all of its assets. Turner Investment Partners, LLC will make distributions to the holders of its membership units, which includes us, for the purpose of funding their tax obligations in respect of Turner Investment Partners, LLC income that is allocated to them. For this purpose, indirect owners of flow-through entities for tax purposes will be taken into account. However, Turner Investment Partners, LLC may not make any distributions to its members if doing so would violate any agreement to which it is then a party or any law then applicable to it, have the effect of rendering it insolvent or result in it having net capital lower than that required by applicable law.

Admission of Members.  A new member may be admitted into Turner Investment Partners, LLC if (i) the current members of Turner Investment Partners, LLC, holding at least 80% of the outstanding membership units in Turner Investment Partners, LLC, consent to the admission in writing and (ii) the new member executes a joinder agreement to the amended and restated operating agreement of Turner Investment Partners, LLC. No prior written consent of the members will be required for the admission of a person to whom membership units are transferred in connection with (1) a merger or consolidation of Turner Investment Partners, Inc., Turner Founders, L.P., Turner Investments, Inc. or Turner Investment Partners, LLC; (2) the issuance by Turner Investments, Inc. of shares of Class A common stock pursuant to a primary public offering registered under the Securities Act or in a private placement; or (3) a permitted transfer discussed below in “Issuance and Transfer of Units”.

Coordination of Turner Investments, Inc. and Turner Investment Partners, LLC.  If we issue additional shares of our Class A common stock for cash at any time after this offering, then the net proceeds, if any, received by us will be promptly transferred to Turner Investment Partners, LLC, and Turner Investment Partners, LLC will issue to us one membership unit for each share of Class A common stock issued by us. At any time we issue a share of our Class A common stock pursuant to our 2007 Omnibus Equity Compensation Plan (whether pursuant to the exercise of a stock option or the grant of a restricted share award or otherwise), we will contribute to Turner Investment Partners, LLC all of the proceeds that we receive (if any) and Turner Investment Partners, LLC will issue to us one membership unit, having the same restrictions, if any, attached to the shares of Class A common stock issued under this plan. Conversely, if we redeem any shares of our Class A common stock for cash, Turner Investment Partners, LLC will, immediately prior to our redemption, redeem an equal number of membership units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed.

Each membership unit in Turner Investment Partners, LLC (other than those held by Turner Investments, Inc.) is exchangeable for one share of our Class A common stock, subject to the restrictions described below in “Issuance and Transfer of Units”. Turner Investment Partners, LLC may, from time to time, issue such other classes or series of membership units having such relative rights, powers and duties and interests in profits, losses, allocations and distributions of Turner Investment Partners, LLC as may be designated by us.

Pursuant to the amended and restated operating agreement of Turner Investment Partners, LLC, we will agree, as sole managing member, that we will not conduct any business other than the management and ownership of Turner Investment Partners, LLC and its subsidiaries, or own any other assets (other than on a temporary basis). In addition, membership units of Turner Investment Partners, LLC, as well as our common stock, will be subject to equivalent stock splits, dividends and reclassifications.

Issuance and Transfer of Units.  Membership units of Turner Investment Partners, LLC may not be transferred or exchanged into Class A common stock except (i) to Turner Investments, Inc. in exchange for Class A common stock; provided, however, that membership units may not be transferred or exchanged for shares of our Class A common stock for a period of five years following the closing of this offering, except, during each year beginning on the first year anniversary of the closing of this offering, each member may exchange up to 20% of the membership units held by such member as of the closing of this offering; (ii) to heirs, executors or other beneficiaries of the member upon death; (iii) for estate planning purposes, if authorized by the prior written approval of Turner Investment Partners, LLC; or (iv) to Turner GP, LLC (or its members) and Turner Investment Partners, Inc. (or its shareholders). No member is permitted to voluntarily withdraw as a member of Turner Investment Partners, LLC, except if such member transfers all membership units owned by such member pursuant to a permitted transfer described above.

Material Corporate Transactions.  In the event that Turner Investment Partners, LLC proposes to engage in a material corporate transaction, including a merger, consolidation, dissolution or sale of substantially all of its assets, members of Turner Investment Partners, LLC holding at least 80% of the outstanding membership units in Turner Investment Partners, LLC shall have the power and authority to approve such a transaction. In addition, in the event that members of Turner Investment Partners, LLC holding at least 80% of the outstanding membership units in Turner Investment Partners, LLC determine that all (or any portion) of the membership units should be sold to a third-party purchaser, we will have the right to compel the holders of membership units to sell all or the same portion of their membership units to this third-party purchaser.

Indemnification and Exculpation.  To the extent permitted by applicable law, Turner Investment Partners, LLC will indemnify us, as its managing member, any member, subsidiaries of Turner Investment Partners, LLC and other persons (and any of their respective officers, directors, managers, employers and agents) designated by us from and against losses, damages, claims (including third-party claims) charges, interest, taxes, costs, judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements, fees and costs (including court filing fees, court costs, arbitration fees or costs, witness fees, and fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals), incurred in connection with any proceeding in which the indemnified party may be involved as a party by reason of the fact that he, she or it is or was a member, the manager, or an officer, director, manager, employee or agent of Turner Investment Partners, LLC or its subsidiaries, the manager or any member, or is or was serving at the request of Turner Investment Partners, LLC as a director, officer, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Turner Investment Partners, LLC will not indemnify conduct (i) where such indemnification is expressly prohibited by applicable law, (ii) where such conduct has been finally determined to constitute willful misconduct or recklessness or to be based upon or attributable to receipt by the party seeking indemnification of an improper personal benefit, or (iii) to the extent such indemnification has been finally determined to be otherwise unlawful.

We, as the managing member, and the authorized officers and other employees and agents of Turner Investment Partners, LLC, will not be liable to Turner Investment Partners, LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons.

Power of Attorney.  Each member of Turner Investment Partners, LLC grants us an irrevocable power of attorney to execute (i) the amended and restated operating agreement, all certificates and other instruments and all amendments which we deem appropriate or necessary to form, qualify, or continue the qualification of Turner Investment Partners, LLC as a limited liability company in the Commonwealth of Pennsylvania and in all other jurisdictions in which Turner Investment Partners, LLC may conduct business or own property; (ii) all conveyances and other instruments or documents which we deem appropriate or necessary to reflect the dissolution and liquidation of Turner Investment Partners, LLC; (iii) all instruments relating to the admission or withdrawal of any member; and (iv) all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in our reasonable judgment, to evidence, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the members that is appropriate or necessary, in our reasonable judgment, to effectuate the terms of the amended and restated operating agreement.

Amendments.  The amended and restated operating agreement may be amended with the consent of members of Turner Investment Partners, LLC holding at least 80% of the outstanding membership units in Turner Investment Partners, LLC.

Dissolution.  Turner Investment Partners, LLC will be dissolved upon the occurrence of the following: (i) the written consent of Turner Investments, Inc.; (ii) the entry of a decree of judicial dissolution; (iii) any event which makes it unlawful for the business of Turner Investment Partners, LLC to be carried on by the members; or (iv) the bankruptcy of Turner Investments, Inc.; provided, however, that upon such dissolution, Turner Investments, Inc. may elect to continue to carry on the business of Turner Investment Partners, LLC, subject to the amended and restated operating agreement.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

We offer and manage investment products in three types of equity investment strategies: growth, core and value, and quantitative. Our clients are generally institutions, intermediaries and other sophisticated investors with long-term investment objectives. Since our founding in 1990, we have steadily grown our business through changing economic cycles. Our primary business goal throughout this time has not changed: to achieve consistently superior investment returns for our clients and to provide exceptional client service. Our compensation philosophy and programs have been designed to incentivize our executive officers and employees in pursuit of this goal.

The executive officers named in the summary compensation table below are referred to as our named executive officers. Each of our named executive officers has been a senior officer with us for 10 years or more, with Robert E. Turner, Mark D. Turner and Christopher K. McHugh each having more than 17 years’ experience — since the founding of our company. We believe the depth, breath and continuity of their experience enriches our senior executive ranks and has been instrumental in leading the growth of our business. Our compensation system recognizes the importance of our executives and their leadership of the company.

Compensation Philosophy

Our compensation philosophy calls for a strong alignment between the interests of our executive officers and our business goal. We have pursued this philosophy by linking our compensation programs to our primary business objective of seeking to achieve consistently superior investment returns for our clients combined with exceptional service. Executives who perform at superior levels in achieving our key corporate objectives receive superior levels of compensation.

We have a culture of employee ownership that, as a 100% employee-owned business prior to this offering, has resulted in a shared sense of ownership among our executive officers and our other employees. After this offering, we intend to continue to foster our culture of ownership through grants made to all of our employees under our equity compensation plan, which we believe will continue to provide our employees with a shared sense of ownership with our public shareholders.

Rewarding Performance

We emphasize performance-based compensation in our overall compensation package for executives. Our compensation packages have historically been designed to reward past performance through the payment of a base salary and annual cash performance bonuses. Although our performance bonuses are established and paid annually, they are typically structured to reward a blend of short, medium and long term performance periods, particularly for individuals in the portfolio management area. Because hiring and retaining the highest quality professionals in our industry is a critical element of our success, we seek to establish incentive compensation at the top quartile of our industry for our key professionals.

Prior to this offering, we did not employ an equity compensation plan as part of our overall compensation package. Over the years, our board of directors approved sales of stock to our employees at book value, which we had the right to repurchase at book value upon each employee’s termination of employment. These sales to employees were made to foster a long-term focus on our business objectives through equity ownership. After the offering, we expect to use restricted stock grants under our equity compensation plan to link our compensation program to the long-term value of our stock. We will use time-based vesting periods for these restricted stock grants to reinforce a long-term view of equity ownership.

Objectives

Our compensation program for our executive officers is designed to meet the following objectives:

•	retain our key professionals to continue our business growth and value creation;

•	attract highly talented professionals to assist us as we expand as a public company, and to add depth to our investment teams;

•	link investment professional performance compensation with the track record of our investment products over short, medium and long-term performance periods, as well as to changes in our assets under management and profits realized; and

•	maintain our equity ownership culture, thereby aligning executives’ interests with those of our public shareholders.

Administration of Compensation Programs

The compensation committee of our board of directors has administered our executive compensation programs since we formed the committee with independent directors in August 2007. Prior to that time, our board of directors, which then consisted of Robert E. Turner, Mark D. Turner and Christopher K. McHugh, administered our executive compensation programs. For information on the current members of our compensation committee and the other responsibilities of our compensation committee, see “Management — Committees of the Board — Compensation Committee”.

Implementation of Compensation Process

Executive compensation for 2006 and prior years was established through an annual review process for all employees. Robert E. Turner primarily conducted this process with the participation of other members of senior management. We expect to conduct a similar process for year-end 2007 bonuses and beyond under the direction and oversight of our compensation committee.

The goal of our annual review process is to assess performance delivered that year. This assessment is used to determine year-end bonuses and establish the next year’s salary level and bonus targets. Prior to January 1 of each year, decisions on base salary, maximum potential performance goal payouts, and the scorecard for performance goals are made for the year. Investment product performance for use in compensating investment professionals is measured as of September 30 for multiple performance periods ranging from one year to product inception, and is evaluated against comparable industry benchmarks measured over the same periods. Prior to December 31, performance data is compiled, measured and compared to performance targets.

When making compensation decisions for our executive officers, we have historically reviewed publicly available compensation data regarding the investment management industry and an annual compensation benchmarking survey of the asset management industry issued by Greenwich Associates, a leading consultant and research source for financial services firms. In August 2007, our compensation committee engaged Greenwich Associates and Johnson Associates, a compensation consultant specializing in the financial services industry. These firms were engaged to advise the compensation committee on benchmarking our executive compensation, to review our performance-based incentives and to develop an equity compensation program appropriate for a public company. Based on the recommendation of these firms, our compensation committee has approved the following peer group of companies for use in benchmarking executive compensation for 2008:

Affiliated Managers Group, Inc.
Boston Private Financial Holdings, Inc.
Calamos Asset Management, Inc.
Cohen & Steers, Inc.

Diamond Hill Investment Group, Inc.
Epoch Holding Corporation
Janus Capital Group Inc.
Nuveen Investments, Inc.
Resource America, Inc.
Sanders Morris Harris Group Inc.
Waddell & Reed Financial, Inc.

Elements of Executive Compensation

Essential components of compensation for our executive officers for 2006 and prior years have been base salary and scorecard performance bonuses. These will again be essential elements of 2007 compensation, because the 2007 programs have been in place since the beginning of 2007. In addition, we have paid out the majority of our annual income as profit distribution bonuses to our employees prior to this offering, which resulted in substantial payments to our executive officers in 2006. We expect to pay profit distribution bonuses to our employees with respect to profits earned prior to this offering, which will be recorded as 2007 compensation expense.

     Base Salary

We have established base salaries commensurate with levels of company and investment industry experience. We try to maintain comparably based salaries through a review of industry standards, market conditions and salary surveys.

Salaries for executives take into account leadership responsibility, experience and performance. In the case of Robert E. Turner, his base salary prior to this offering recognizes that he serves the dual role of Chief Executive Officer and Chief Investment Officer.

     Scorecard Performance Bonus

We believe that the most effective and significant component of our compensation program is the scorecard performance bonus. We have used the scorecard approach to motivate and reward our executive officers and employees throughout the company.

All target scorecard bonus amounts are stated as a maximum dollar opportunity typically determined as a multiple of base salary. In the case of our chief executive officer, Robert E. Turner, for example, his target scorecard bonus for 2006 was established at 200% of his 2006 base salary.

Under our compensation philosophy, the target scorecard bonus opportunity is an ultimate goal to aspire to. It would be unlikely that our named executive officers would achieve 100% of target scorecard bonus because an executive would have to achieve a perfect score on a number of different factors, including, in the case of investment professionals, product performance over many different investment periods. For the same reason, it would be unlikely that they would achieve no scorecard bonus.

At the beginning of the year, individual scorecards are established for each executive officer using a custom set of performance metrics. Weights are assigned to each performance metric being measured and range from as low as 0.25% of maximum to as high as 30.0% of maximum for significant performance goals. These weights add up to 100% of the target bonus opportunity for all the goals in aggregate.

At the end of the year, each weighted performance metric is scored to arrive at a final composite weighted score. The composite is multiplied by the target bonus opportunity to achieve a total bonus amount.

The weighted metrics differ in scope for the three different operational responsibility areas of our business: portfolio management, sales/client services and administration. With respect to establishing performance bonus metrics for our named executive officers, Robert E. Turner, Mark D. Turner and Christopher K. McHugh are predominantly involved with portfolio management, Thomas R. Trala, Jr. is predominantly involved with administration and Glenn A. Dever is predominantly involved with sales/client services.

Product Performance Metric.  Product performance metrics are established, and weightings are assigned, at the beginning of the year for each product that is lead managed, or co-managed, by Robert E. Turner, Mark D. Turner and Christopher K. McHugh. For 2006, product performance metrics ranged from 45-60% of their aggregate scorecard bonuses. Each of these products is separately weighted for the individual manager or co-manager, with larger weights assigned to reflect an allocation based on factors considered at the beginning of the year, such as the product’s assets under management or specific products targeted for growth during the upcoming year. A score for each product is determined at the end of the year through a formula measuring the performance of the product composite versus the applicable Russell index benchmark. If a product lags the applicable Russell index for a particular time period, then a score of 0% is achieved. If a product surpasses the applicable Russell index plus an additional formulaic hurdle rate, then a score from 0.1 to 100% is achieved. The overall score for a product is the composite of the scores achieved for each of the investment periods of 1, 3, 5, 7 and 10 years and since inception, which are weighted equally. Consequently, although an overall product performance metric is calculated annually, it is composed of the performance of the product against hurdle rates over one-year, medium-term and long-term performance periods.

Sector Performance Metric.  Sector performance metrics are established, and weightings are assigned, at the beginning of the year for each sector team on which Robert E. Turner, Mark D. Turner and Christopher K. McHugh participate. For 2006, sector performance metrics ranged from 30-45% of their aggregate scorecard bonuses. For 2006, Robert E. Turner and Christopher K. McHugh were on the Technology, Producer Durables and Utility sector teams, and Mark D. Turner was on the Financial Services sector team. Each of these sectors is separately weighted for the individual. A score for each sector is determined at the end of the year through a formula measuring the performance of the sector versus the applicable Russell index benchmark. If a sector lags the applicable Russell index for a particular time period, then a score of 0% is achieved. If a sector surpasses the applicable Russell index plus an additional formulaic hurdle rate, then a score from 0.1 to 100% is achieved. The overall score for a sector is the composite of the scores achieved for each of the investment periods of 1, 3, 5, 7 and 10 years and since inception, which are weighted equally. Consequently, although an overall sector performance metric is calculated annually, it is composed of the performance of the sector against hurdle rates over over one-year, medium-term and long-term performance periods.

Sales/Client Service Performance Metric.  Scorecard performance bonuses for our sales and client service professionals are primarily targeted to client performance metrics. For 2006, sales/client service performance metrics were established at the beginning of the year for Glenn A. Dever as his scorecard bonus targets. Sales and client service targets were correlated by formula to the increase in assets under management, exclusive of market impact, over a three-year period ending September 30, 2006.

Company Performance Metric.  We use performance-based company metrics for our professionals that do not have direct responsibility for product performance. For 2006, company performance metrics were established for Thomas R. Trala, Jr. at the beginning of the year. For 2006, company performance metrics consisted of targeted increase in management fees over 2005, targeted EBITDA (before profit distribution bonuses) and EBITDA margins and strategic goals.

Business Unit Performance Metric.  We use performance-based business unit factors that vary based on the objectives for the upcoming year for the applicable business unit. For 2006, business unit performance metrics were established for Thomas R. Trala, Jr. at the beginning of the year. For 2006, business unit performance metrics for Mr. Trala consisted of qualitative measures of performance of the business services group, including leadership of business services group, and the consistency, accuracy and operating efficiency of the business services group.

Individual Performance Metric.  We establish individual performance metrics at the beginning of the year that are assessed at year end, typically on a subjective basis. We determine the achievement of individual performance metrics through a qualitative assessment of individual performance against the stated objectives. For 2006, individual performance metrics included contribution to business unit teamwork, interpersonal relations, media and client relations, presentation effectiveness and support for new initiatives.

2006 Compensation Decisions

In late 2005, our board of directors conducted its annual review of compensation and assessed the performance of the named executive officers for 2005. The board of directors used this annual review and assessment to measure the achievement of scorecard bonuses for 2005, as well as to set base salaries and scorecard performance goals for 2006.

For 2006, the board of directors established the following base salaries and target bonus opportunities for the scorecard performance bonus for the named executive officers:

		Target Scorecard Bonus		Scorecard Bonus Achieved
	Base	Percent of	Maximum	Percent of
Executive	Salary	Base Salary	Dollar Amount	Target	Dollar Amount

Robert E. Turner	$2,000,000	200%	$4,000,000	53.4%	$2,134,000
Mark D. Turner	1,125,000	200	2,250,000	55.6	1,249,875
Christopher K. McHugh	1,000,000	200	2,000,000	48.0	959,200
Thomas R. Trala, Jr.	450,000	150	675,000	79.0	533,250
Glenn A. Dever	250,000	400	1,000,000	80.3	801,299

The base salary increases for 2006 were based upon a review of industry group data, and 2005 performance for each named executive officer of the company, the business unit, the individual, and our investment products. For 2006, the percentage of base salary used for the target scorecard bonus was unchanged for each of the named executive officers as compared to 2005.

The 2006 performance of our named executive officers against the scorecard objectives was positive. Our products that were most heavily weighted on our named executive officers’ scorecards for 2006 exceeded target indices for composite performance over multiple long and short term measurement periods.

The scorecard bonuses achieved by our named executive officers for 2006 in the table above were based on their scores against the following metrics:

	Product			Sector			Individual
2006	Metric			Metric			Metric
Executive	No.(1)	Weight	Score	No.(2)	Weight	Score	Weight	Score
Robert E. Turner	12	59.5%	50.1%	3	30.5%	47.6%	10.0%	90.0%
Mark D. Turner	7	45.0	39.7	1	45.0	68.0	10.0	71.0
Christopher K. McHugh	11	56.0	42.4	3	34.0	48.4	10.0	78.0

(1)	The number of products for which the named executive officer was the lead or co-lead manager.

(2)	The number of sector teams for which the named executive officer was an analyst.

					Sales/Client
			Business Unit		Service		Individual
2006	Company Metric		Metric		Metric		Metric
Executive	Weight	Score	Weight	Score	Weight	Score	Weight	Score
Thomas R. Trala, Jr.	70.0%	82.9%	15.0%	80.0%			15.0%	66.7%
Glenn A. Dever					100%	80.3%

Actions Regarding 2007 Compensation

In late 2006, the board of directors of Turner Investment Partners, Inc. conducted its annual review of compensation and assessed the performance of the named executive officers for 2006. The board of directors used this annual review and assessment to measure the achievement of scorecard bonuses for 2006, as well as to set base salaries and scorecard performance goals for 2007.

For 2007, the board of directors established the following base salaries and target bonus opportunities for the scorecard performance bonus for the named executive officers:

		Target Scorecard Bonus
			Maximum
	Base	Percent of	Dollar
Executive	Salary	Base Salary	Amount

Robert E. Turner	$2,000,000	200%	$4,000,000
Mark D. Turner	1,125,000	200	2,250,000
Christopher K. McHugh	1,000,000	200	2,000,000
Thomas R. Trala, Jr.	500,000	150	750,000
Glenn A. Dever	250,000	400	1,000,000

Actions Regarding 2008 Compensation

Our compensation committee, working with Greenwich Associates and Johnson Associates, has conducted a review and assessment of our current executive compensation in order to establish compensation levels for 2008, when we expect to be a publicly traded company. The compensation committee has used peer group information, as described above, to conduct this review and assessment.

The compensation committee has restructured Robert E. Turner’s compensation for 2008 to provide an equal weighting between his duties as chief executive officer and chief investment officer. His scorecard performance bonus has historically been more heavily weighted toward his investment portfolio responsibilities. The compensation committee has approved the following changes to Robert E. Turner’s cash compensation for 2008:

		Target Bonus Opportunities
	Base	Percent of	Maximum Dollar
Robert E. Turner	Salary	Base Salary	Amount

2007	$2,000,000
Scorecard Bonus		200%	$4,000,000
2008	1,000,000
CIO Scorecard Bonus		400	4,000,000
CEO Performance Bonus		400	4,000,000

The compensation committee is in the process of considering the specific metrics for Mr. Turner’s 2008 bonus compensation, which it expects to establish in early 2008. The CIO Scorecard Bonus is expected to follow the same performance structure as in prior years. The CEO Performance Bonus is expected to be based on a weighting of revenue growth, profit growth, leadership and culture, strategy execution, foreign expansion activities and new product development.

We expect to review the base salaries and compensation structure of our other executive officers for 2008 where appropriate as we benchmark base salary and total compensation to industry compensation standards. We expect to establish new equity compensation arrangements for executive officers and employees.

Employment Agreements

We maintain employment agreements with each of our named executive officers. These employment agreements are substantially similar one-year agreements ending December 31, which renew automatically unless either party gives the other 60 days advance notice of non-renewal. The employment agreements for our investment personnel, including Robert E. Turner, Mark D. Turner and Christopher K. McHugh, provide that during the term and for one-year after termination of employment, the executive shall not compete with our business. The employment agreements with our sales and client services personnel, including Glenn A. Dever, provide that the executive shall not solicit our clients and employees for one year after termination of employment.

Severance and Change of Control Agreements

We maintain no severance, termination without cause or change of control agreements with our named executive officers.

Profit Distribution Bonuses

Prior to this offering, we were 100% owned by our employees, and our principal operating company was Turner Investment Partners, Inc., which elected to be treated for U.S. federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended. Over the years, our board of directors approved sales of stock of Turner Investment Partners, Inc. to our employees at book value, which we had the right to repurchase at book value upon the employee’s termination of employment. These sales to employees were intended to foster a culture of equity ownership.

Prior to this offering, we made in certain years profit distribution bonuses by paying out the majority of our annual income to our employees to reward their respective contributions to our success, as assessed by our board of directors. We will no longer make profit distribution bonuses with respect to profits earned after this offering. We have made profit distribution bonuses during 2007, and expect to make additional profit distribution bonuses with respect to profits earned prior to this offering.

Our accrued total profit distribution bonuses to all employees were $51.9 million for the year ended December 31, 2006, and $36.5 million for the nine months ended September 30, 2007. The following table sets forth the profit distribution bonuses paid to our named executive officers for the year ended December 31, 2006.

Executive	Profit Distribution Bonuses

Robert E. Turner	$26,812,954
Mark D. Turner	7,033,641
Christopher K. McHugh	5,268,296
Thomas R. Trala, Jr.	1,146,441
Glenn A. Dever	586,881

For our co-founders, Robert E. Turner, Mark D. Turner and Christopher K. McHugh, profit distribution bonuses have substantially exceeded their annual compensation from their salary and scorecard performance bonuses prior to this offering. After the offering, our co-founders, through Turner Founders, L.P., will receive distributions from our operating partnership through their [     ]% equity ownership interest in Turner Investment Partners, LLC.

For many of our key employees other than our co-founders, particularly our executive officers and investment management professionals, profit distribution bonuses prior to this offering have constituted a significant portion of their overall annual compensation. We believe that our scorecard performance bonus programs will continue to provide significant incentive compensation opportunities for our key employees after the offering. In addition, we will continue our culture of equity ownership and profit sharing through equity grants under our 2007 Omnibus Equity Compensation Plan. Our compensation committee has approved restricted stock awards to be granted to employees other than our co-founders immediately prior to this offering in the amount of $[          ] divided by [          ] (the midpoint of the price range set forth on the cover of this prospectus) in the aggregate. In addition, we expect to include restricted equity awards as part of our annual performance bonuses.

Summary Compensation Table

The following table and footnotes set forth certain information with respect to compensation paid by Turner Investment Partners, Inc. for the fiscal year ended December 31, 2006 to (i) our chief executive officer, (ii) our chief financial officer and (iii) our three other most highly compensated executive officers.

Summary Compensation Table — 2006

			Non-Equity
			Incentive Plan	All Other
Name and Principal Position	Salary	Bonus(1)	Compensation	Compensation(2)	Total

Robert E. Turner	$2,000,000	$26,812,954	$2,134,000	$69,922	$31,016,876
Chairman, Chief Executive Officer and Chief Investment Officer
Mark D. Turner	1,125,000	7,033,641	1,249,875	13,269	9,421,785
President and Senior Portfolio Manager
Christopher K. McHugh	1,000,000	5,268,296	959,200	25,989	7,253,485
Executive Vice President and Senior Portfolio Manager
Thomas R. Trala, Jr.	450,000	1,146,441	533,250	13,239	2,142,930
Executive Vice President, Chief Financial Officer and Chief Operating Officer
Glenn A. Dever	250,000	586,881	801,299	23,239	1,661,419
Executive Vice President and Chief Marketing Officer

(1)	The amounts under the Bonus column reflect profit distribution bonuses paid to the named executive officers by Turner Investment Partners, Inc. We will no longer make profit distribution bonuses with respect to profits earned after this offering.

(2)	The amounts under the All Other Compensation column include (i) the value of 401(k) matching contributions and the taxable value of life insurance benefits and (ii) $56,605 for Robert E. Turner and $12,750 for Christopher K. McHugh representing their proportionate shares of management fees waived by the Company for advising the limited partnerships used to test, evaluate and incubate new investment products, in which they hold, directly or indirectly, limited partnership interests. Executive officers do not receive any other perquisites, personal benefits or property. All Other Compensation for Glenn A. Dever includes a 10-year anniversary bonus of $10,000.

Other Compensation Plans and Awards

We had no plan-based or equity-based compensation programs in place in 2006 or prior years and no pension plan or non-qualified deferred compensation plans in 2006 or prior years. Accordingly, no equity-based, pension benefits or other compensatory awards were granted to the named executive officers in 2006.

Employment Agreements

We have substantially similar employment agreements with each of our executive officers. Each of the employment agreements identifies the executive’s position and has a one-year term ending December 31 each year, which renews automatically unless either party gives the other 60 days advance notice of non-renewal. We may also terminate the executive’s employment upon 60 days written notice. Each employment agreement for investment personnel provides that during the term and for one year after termination of employment, the executive shall not compete with our business. Each employment agreement with sales and client services personnel provides that the executive shall not solicit our clients for one year after termination of employment.

Termination or Change of Control

Our executive officers do not have any rights to receive additional compensation or benefits upon termination of employment or a change of control. Our 2007 Omnibus Equity Compensation Plan provides that our compensation committee will have the discretion to accelerate the vesting of awards granted under the plan upon the occurrence of a change of control or termination of employment.

Director Compensation

Each director who is not an employee will receive an annual cash retainer fee of $50,000, paid quarterly, and an annual restricted stock award in an amount of shares equal to $55,000 divided by the initial public offering price. Immediately prior to this offering, each director who is not an employee will receive a one-time restricted stock award in an amount of shares equal to $40,000 divided by the initial public offering price. All equity awards to directors will vest in full one year from the grant date.

We will pay an annual cash retainer fee of $5,000, payable quarterly, to each member of each of our board committees. We will also pay an annual cash retainer, payable quarterly, of $20,000 to the chairman of our audit committee, $10,000 to the chairman of our compensation committee and $10,000 to the chairman of our nominating and corporate governance committee.

Our policy is not to pay director compensation to directors who are also our employees. During 2006, all of our directors were employees and received no compensation as directors.

Our 2007 Omnibus Equity Compensation Plan

Our board of directors has adopted our 2007 Omnibus Equity Compensation Plan (the “Plan”) for the purpose of attracting and retaining employees, non-employee independent directors, consultants and advisors. The Plan provides for the issuance of stock options, stock appreciation rights, stock awards, stock units and other stock-based awards. Each stock option granted pursuant to the Plan is designated at the time of grant as either an option intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended, or as an option that is not intended to so qualify, referred to as a non-qualified stock option. We believe that the Plan will link the personal interests of participants to those of our shareholders. The following is a description of the material terms of the Plan. The full text of the Plan has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Administration of the Plan.  The Plan is administered by our compensation committee and the compensation committee determines the terms of grants under the Plan. Our compensation committee also determines who will receive grants under the Plan and the number of shares of our common stock subject to such grants. Grants to our non-employee directors may only be made by our board of directors.

Awards.  The Plan authorizes the issuance of up to 6,000,000 shares of our Class A common stock. The Plan also limits the maximum number of shares of our Class A common stock that may be granted to an individual in any calendar year to 1,000,000, subject to adjustment as described in the

Plan. A participant may not accrue dividend equivalents during any calendar year in excess of $1,000,000.

If there is a change in the number or kind of share of our Class A common stock outstanding by reason of a stock split, stock dividend, spin-off, recapitalization, combination or exchange of shares, merger, reorganization, consolidation, reclassification or change in par value, or any other extraordinary or unusual event affecting our Class A common stock as a class without our receipt of consideration or if the value of our Class A common stock is substantially reduced as a result of a spin-off or our payment of an extraordinary dividend or distribution, the maximum number of shares of our Class A common stock available for issuance under the Plan, the maximum number of shares of our Class A common stock for which any individual may receive grants in any year, the kind and number of shares covered by outstanding grants, the kind and number of shares issued and to be issued under the Plan, and the price per share or the applicable market value of such grants will be equitably adjusted by the compensation committee, in such manner as the compensation committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of our Class A common stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding grants. Any fractional shares resulting from such adjustment will be eliminated.

If any stock options or stock appreciation rights granted under the Plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or if any stock awards, stock units or other stock-based awards are terminated or forfeited, or otherwise not paid in full, the shares subject to the grants will again be available for purposes of the Plan. Shares of our Class A common stock surrendered in payment of the exercise price of an option, and shares withheld or surrendered for payment of taxes, will not be available for re-issuance under the Plan. If stock appreciation rights are granted, the full number of shares subject to the stock appreciation rights will be considered issued under the Plan, without regard to the number of shares issued upon exercise of the stock appreciation rights and without regard to any cash settlement of the stock appreciation rights. To the extent that a grant of stock units is designated in the grant agreement to be paid in cash, and not in shares of our common stock, the grants will not count against the share limits.

Eligibility.  All of our employees and employees of our subsidiaries are eligible to receive grants under the Plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our subsidiaries may receive grants under the Plan.

Vesting.  Our compensation committee determines the vesting of awards granted under the Plan.

Options.  The Plan authorizes our compensation committee to grant incentive stock options to purchase shares of our Class A common stock in an amount and at an exercise price to be determined by it; provided that, the price cannot be less than 100% of the fair market value of our Class A common stock on the date on which the option is granted. If an incentive stock option is granted to a 10% shareholder, additional requirements will apply to the option. The exercise price of non-qualified stock options may be equal to or greater than 100% of the fair market value of our Class A common stock on the date the option is granted. The exercise price for any option is generally payable (i) in cash, (ii) in certain circumstances as permitted by our compensation committee, by the surrender of shares of our Class A common stock with an aggregate fair market value on the date on which the option is exercised equal to the exercise price, (iii) by payment through a broker in accordance with procedures established by the Federal Reserve Board, or (iv) such other method approved by our compensation committee. The term of an option cannot exceed ten years from the date of grant. If an incentive stock option is granted to a 10% shareholder, the term cannot exceed five years from the date of grant. An option may only be exercised while the participant is employed by or providing services to us or our parent or subsidiaries, unless the compensation committee provides otherwise.

Stock Appreciation Rights.  The Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, our Class A common stock or a combination of the two, as determined by the compensation committee. The amount that the recipient will receive upon exercise of the stock appreciation rights will depend on the base amount of the stock appreciation right and the appreciation in the value of the stock appreciation right at the time of exercise. The base amount of a stock appreciation right will not be less than the fair market value of a share of our Class A common stock on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant.

Stock Awards.  The Plan provides for the grant of stock awards. A stock award is an award of our Class A common stock that may be issued for cash consideration (or no cash consideration) and may be subject to restrictions on transferability and other restrictions (or no restrictions) as our compensation committee determines in its sole discretion. The restrictions, if any, may lapse over a period of time or upon the satisfaction of pre-established criteria, as our compensation committee may determine. The compensation committee will determine to what extent a participant awarded a stock award will have the rights of a shareholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares. The compensation committee will determine in the grant agreement under what circumstances a participant may retain unvested stock awards if the participant’s employment or service is terminated for any reason.

Stock Units.  The Plan also authorizes our compensation committee to grant stock units. Stock units represent the right of the participant to receive a share of our Class A common stock or an amount based on the value of a share of our Class A common stock if specified conditions established by the compensation committee are met. All stock units will be credited to bookkeeping accounts established by us for purposes of the Plan. Stock units may become payable if specified performance goals or other conditions are met and our compensation committee will determine the applicable goals and conditions for stock units, if any. Stock units may be paid at the end of a specified vesting or performance period, or deferred to a date authorized by our compensation committee. If the criteria for the stock units are met, stock units will be paid in cash, shares of our Class A common stock, or a combination of the two, as determined by the compensation committee.

Our compensation committee may grant dividend equivalents in connection with a grant of a stock unit, under such terms and conditions as the compensation committee deems appropriate. Our compensation committee will determine whether dividend equivalents will be paid currently or credited to a bookkeeping account as a dollar amount or in the form of additional stock units. Dividend equivalents may be paid in cash, shares of our Class A common stock or a combination of the two, as determined by the compensation committee. The compensation committee will determine whether a dividend equivalent will be conditioned upon the exercise, vesting or payment of the grant to which it relates.

Other Stock-Based Awards.  Our compensation committee may grant other types of stock-based awards under the Plan. Such awards will be based on, measured by or be payable in shares of our Class A common stock. Our compensation committee will determine the terms and conditions of such awards. Other stock-based awards may be payable in cash, shares of our Class A common stock or a combination of the two, as determined by the compensation committee.

Qualified Performance-Based Compensation.  The Plan permits the compensation committee to impose and specify specific performance goals that must be met with respect to grants of stock awards, stock units, dividend equivalents and other stock-based awards that are intended to meet the exception for qualified performance-based compensation under section 162(m) of the Internal Revenue Code of 1986, as amended. Prior to or soon after the beginning of the performance period, the compensation committee will establish in writing the performance goals that must be met, the applicable performance periods, the amounts to be paid if the performance goals are met and any other conditions. Forfeiture of all or part of any grant will occur if the performance goals are not met, as determined by the compensation committee.

The performance goals, to the extent designed to meet the requirements of section 162(m) of the Internal Revenue Code of 1986, as amended, will be determined by our compensation committee and be based on one or more of the following: stock price, earnings per share, price-earnings multiples, net earnings, operating earnings, revenue, number of days sales outstanding in accounts receivable, productivity, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), net capital employed, return on assets, shareholder return, return on equity, return on capital employed, growth in assets, unit volume, sales, cash flow, market share, relative performance to a comparison group designated by the compensation committee, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, customer growth, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures. These goals may relate to one or more business units or our performance and our subsidiaries’ performance as a whole or a combination of the foregoing. Performance goals need not be uniform among participants.

Deferrals.  The compensation committee may permit or require grantees to defer receipt of the payment of cash or the delivery of shares of our Class A common stock that would otherwise be due to the grantee in connection with a grant under the Plan. The compensation committee will establish the rules and procedures applicable to any such deferrals.

Change of Control.  If we experience a change of control, the compensation committee may take any one or more of the following actions with respect to some or all outstanding grants, without the consent of any participant: (i) determine that outstanding options and stock appreciation rights will be fully exercisable, and restrictions on outstanding stock awards and stock units will lapse, as of the date of the change of control or at such other time as the compensation committee determines, (ii) require that participants surrender their outstanding options and stock appreciation rights in exchange for one or more payments by us, in cash or our Class A common stock as determined by the compensation committee, in an amount equal to the amount, if any, by which the then fair market value of the shares of our Class A common stock subject to the participant’s unexercised options and stock appreciation rights exceeds the exercise price, and on such terms as the compensation committee determines, (iii) after giving participants an opportunity to exercise their outstanding options and stock appreciation rights, terminate any or all unexercised options and stock appreciation rights at such time as the compensation committee deems appropriate, (iv) with respect to participants holding stock units and other stock-based awards, determine that such participants will receive one or more payments in settlement of the stock units and other stock-based awards, in such amount and form and on the terms as may be determined by the compensation committee, or (v) determine that all outstanding options and stock appreciation rights that are not exercised will be assumed by, or replaced with comparable options or rights by the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding grants that remain in effect after the change of control will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

In general terms, a change of control under the Plan occurs:

•	if a person, entity or affiliated group (with certain exceptions) acquires more than 50% of our then-outstanding voting securities;

•	if we merge or consolidate into another entity unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

•	if we sell or dispose of all or substantially all of our assets;

•	if we are liquidated or dissolved; or

•	if after the date on which the Plan was approved by our shareholders, new directors are subsequently elected to our board of directors and such directors constitute a majority of our board of directors and have been members of our board of directors for less than one year (with certain exceptions).

Transferability of Grants.  Only the grantee may exercise rights under a grant during the grantee’s lifetime. A grantee may not transfer those rights except by will or the laws of descent and distribution. The compensation committee may also provide, in a grant agreement, that a grantee may transfer a nonqualified stock option to his or her family members, or one or more trusts or other entities for the benefit of or owned by such family members, consistent with applicable securities laws, according to such terms as the compensation committee may determine, provided the grantee receives no consideration for the transfer and the transferred nonqualified stock option continues to be subject to the same terms and conditions as were applicable to the nonqualified stock option before the transfer.

Amendment; Termination.  Our board of directors may amend or terminate the Plan at any time; provided that, our shareholders must approve any amendment if such approval is required in order to comply with the Internal Revenue Code of 1986, as amended, applicable laws, or applicable stock exchange requirements. Our board of directors can not amend a previously granted stock option to reprice, replace or regrant it through cancellation or by lowering the option exercise price, unless our shareholders provide prior approval. Unless terminated sooner by our board of directors or extended with shareholder approval, the Plan will terminate on August 1, 2017.

IPO Grants.  Our compensation committee has approved restricted stock awards to be granted immediately prior to this offering in an amount of shares equal to $120,000 divided by the initial public offering price in the aggregate to our non-employee directors and in the amount of shares equal to $[          ] divided by [          ] (the midpoint of the price range set forth on the cover of this prospectus) in the aggregate to our employees. Robert E. Turner, Mark D. Turner and Christopher K. McHugh will not receive any of the restricted stock awards granted immediately prior to this offering. The awards to our non-employee directors will vest in full one year from the grant date, subject in general to continued service on the board. The awards to our employees will vest in equal amounts in each year over two, three or four years, generally depending on the size of the award and subject to continued employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Limited Partnerships

Historically, specific investment products in our product development cycle were tested and evaluated by using limited partnerships to test and make investments in new investment products. These limited partnerships were generally offered only to the larger shareholders of Turner Investment Partners, Inc. that were also qualified investors and were not offered to our clients or other prospects. Generally, the individuals managing the particular product being tested and evaluated invested their personal funds in these limited partnerships. Willistown Partners, LLC, a Delaware limited liability company (“Willistown”), is the general partner of each of these partnerships. Willistown is a related person to us because its membership interests are owned by Robert E. Turner, Mark D. Turner and Christopher K. McHugh. Certain shareholders of Turner Investment Partners, Inc. owned the limited partnership interests in the limited partnerships. We have not charged management fees for advising these partnerships because the partnerships served to provide us with research and development for new products. As of September 30, 2007, we had $19.8 million of assets under management in 21 limited partnerships, representing less than 0.1% of our total assets under management.

Following this offering, we will continue to use limited partnerships in testing, evaluating and incubating new investment strategies, but we will make several changes to these arrangements. Turner Investment Partners, LLC will replace Willistown as the general partner of each of the partnerships, and will serve as the general partner of any new limited partnerships to be used for products in our development cycle. Turner Investment Partners, LLC will charge market-rate management fees for advising the partnerships. Turner Investment Partners, LLC may also, in its role as general partner, pay certain of the limited partnerships’ operating expenses, such as annual audit, tax return and legal expenses.

Certain of the limited partnerships may be offered to clients or other prospects. We will establish procedures to prohibit any employee of Turner Investment Partners, LLC that is invested in, or will invest in, a particular limited partnership from making the decision on whether to open or close the limited partnership or to offer an interest in such limited partnership to qualified investors who are not employees of Turner Investment Partners, LLC.

Tax Receivable Agreement

As of the date of this offering, we will acquire a certain number of membership units of Turner Investment Partners, LLC from Turner Investment Partners, Inc. In addition, from time to time after this offering, subject to de minimis and certain other administrative restrictions, Turner Founders, L.P. and the Individual Members of TIP LLC will have the right to exchange each membership unit in Turner Investment Partners, LLC held by them for one share of Class A common stock. As a result of its acquisition of membership units of Turner Investment Partners, LLC, Turner Investments, Inc. will have an adjustment to the tax basis of the assets owned by Turner Investment Partners, LLC. Turner Investment Partners, LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended (and under any similar provision of applicable state and local tax laws), which may result in an adjustment to the tax basis of the assets owned by Turner Investment Partners, LLC at the time of the exchange. The acquisition of membership units of Turner Investment Partners, LLC by Turner Investment Partners, Inc. and the subsequent exchanges of such membership units may result in increases in the tax basis of the tangible and intangible assets of Turner Investment Partners, LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that Turner Investments, Inc. would otherwise be required to pay in the future, although the Internal Revenue Service or any other tax authority may challenge all or a part of the tax benefit attributable to such basis increase and a court could sustain such a challenge.

Turner Investments, Inc. will enter into a tax receivable agreement with Turner Investment Partners, Inc., Turner Founders, L.P. and the Individual Members of TIP LLC that will provide for the payment by Turner Investments, Inc. to Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC, with respect to any increases in tax basis described above, of 85% of the amount of the actual cash savings, if any, in U.S. federal, state, and local income tax that Turner Investments, Inc. actually realizes as a result of these increases in tax basis and certain other tax benefits related to entering into the tax receivable agreement. Turner Investments, Inc. expects to benefit from the remaining 15% of cash savings, if any, in income tax savings that we realize. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of Turner Investment Partners, LLC as a result of the Reorganization and exchange of Turner Investment Partners, LLC membership units for our shares of Class A common stock and had Turner Investments, Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will commence after consummation of the Reorganization (and will be applicable to the Formation Transaction) and will continue until all such tax benefits have been utilized or expired, unless Turner Investments, Inc. exercises the right to terminate the tax receivable agreement for an amount based on the present value of payments remaining to be made under the agreement with respect to units which have been exchanged and units which have not yet been exchanged.

Robert E. Turner, in his capacity as managing member of Robert Turner, LLC, may make decisions in the course of running our business with respect to the sale or disposition of assets which may influence the timing and amount of payments under the tax receivable agreement that are received by Turner Founders, L.P. and, indirectly, Robert E. Turner as a result of an exchange. In general, earlier dispositions of assets will tend to accelerate such payments and increase their present value.

If the Internal Revenue Service or other taxing authority were to subsequently challenge any of Turner Investments, Inc.’s cash savings covered by the tax receivable agreement, and if such challenge were ultimately upheld, the terms of the tax receivable agreement require Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC to repay to Turner Investments, Inc. an amount equal to the prior payments effectively made by Turner Investments, Inc. in respect of such disallowed cash savings reduced by an assumed tax liability incurred by the shareholders of Turner Investment Partners, Inc., the indirect owners of Turner Founders, L.P. and/or the Individual Members of TIP LLC on the receipt of such payments. Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC will not be liable for any interest and penalties to which Turner Investments, Inc. may be subject in the event of a successful challenge by any taxing authority with respect to any cash savings which are the subject of the tax receivable agreement. Any such repayment obligation under the tax receivable agreement is an unsecured obligation and a several liability of each of Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC (and not a joint liability among such entities or persons). As a result of the foregoing, in certain circumstances, payments could be made to Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC under the tax receivable agreement in excess of Turner Investments, Inc.’s cash tax savings. However, Turner Investment Partners, Inc., Turner Founders, L.P. and/or the Individual Members of TIP LLC will receive only 85% of our cash tax savings, leaving 15% of the benefits of the tax savings for us. While the actual increase in tax basis and the amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges, the price of our shares of Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of our income, and the statutory income tax rates then in effect, we expect that the payments that Turner Investments, Inc. may make to Turner Investment Partners, Inc., Turner Founders, L.P. and the Individual Members of TIP LLC could be material in amount.

Reorganization Related Agreements

As part of the Formation Transactions, Turner Investment Management LLC will form Turner Investment Partners, LLC. Turner Investment Management LLC will enter into an agreement with Turner Investment Partners, LLC under which Turner Investment Management LLC will contribute all of its assets and liabilities to Turner Investment Partners, LLC. In exchange for contributing its assets and liabilities to Turner Investment Partners, LLC, Turner Investment Management LLC will receive all of the membership units in Turner Investment Partners, LLC. Following this contribution, Turner Investment Management LLC will distribute the membership units in Turner Investment Partners, LLC to its members, Turner Investment Partners, Inc. and [          ]. Subsequent to this offering, Turner Investment Management LLC will be liquidated and dissolved.

Also, as part of the Formation Transactions, Turner Investment Partners, Inc. will enter into an agreement with Turner Investment Partners, LLC under which Turner Investment Partners, Inc. will contribute substantially all of its assets and liabilities, including all of Turner Investment Partners, Inc.’s equity interest in Turner International, Ltd. (except for (i) the membership units of Turner Investment Partners, LLC it will own immediately prior to such contribution, (ii) its equity interest of RETurner Holdings, LLC), to Turner Investment Partners, LLC, (iii) deferred issuance costs and liabilities incurred in connection with this offering and (iv) certain non-material assets. In exchange for contributing its assets and liabilities to Turner Investment Partners, LLC, Turner Investment Partners, Inc. will receive [     ]% of the membership units in Turner Investment Partners, LLC, which will increase its ownership percentage of Turner Investment Partners, LLC to [  ]%.

Prior to this offering, Turner Founders, L.P. will enter into an agreement with Turner Investment Partners, Inc. pursuant to which Turner Investment Partners, Inc. will contribute to Turner Founders, L.P. (i) certain membership units in Turner Investment Partners, LLC and (ii) its equity interest in RETurner Holdings, LLC in exchange for its limited partnership interest in Turner Founders, L.P. Furthermore, Turner Investments, Inc. will enter into an agreement with Robert Turner, LLC under which Turner Investments, Inc. will subscribe for the one share of Class B common stock to Robert Turner, LLC. See “Reorganization and our Holding Company Structure”.

Airplane Lease

Robert E. Turner owns 50% of the equity interest of Westlakes Aviation, LLC, a Delaware limited liability company (“Westlakes”). From time to time, we charter, for business purposes, an aircraft owned by Westlakes at or below prevailing market rates. We incurred aircraft rental fees of approximately $61,000 for the year ended December 31, 2006 and approximately $181,000 for the nine months ended September 30, 2007.

Waiver of Turner Funds Management Fees or Reimbursed Fund Expenses

We entered the mutual fund business in 1995 to offer mutual funds, the Turner Funds, to investors. We serve as investment advisor and administrator and we assist in marketing the 11 Turner Funds. Certain officers and trustees of the Turner Funds are also our officers and significant shareholders, including Robert E. Turner. We agree to waive management fees and reimburse expenses payable by the Turner Funds because we believe this enhances the sales effort for the funds and thereby increases the inflows of assets that we manage. When we waive management fees or reimburse expenses otherwise payable by the Turner Funds, this provides a direct benefit to the Turner Funds investors by lowering the expenses associated with investing in the fund and improving the fund’s investment performance. However, these agreements to waive management fees and reimburse expenses reduce our revenues and increase our expenses, and thereby reduce our operating income, by an amount equal to the fees waived or expenses borne.

Review, Approval or Ratification of Transactions with Related Persons

Prior to this offering, we will adopt a policy regarding the approval of any transaction or series of transactions in which we or any of our subsidiaries is a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person must promptly disclose to our General Counsel any “related person transaction” (defined as any transaction that is required to be disclosed under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts about the transaction. Our General Counsel will then assess and promptly communicate that information to the nominating and corporate governance committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, this board committee will decide whether or not to approve such transaction and will generally approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to this board committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

Compensation Committee Interlocks and Insider Participation

The current members of our compensation committee are Messrs. Anna, Pound and Wood. None of the members of the compensation committee were our officers or employees during 2006 or 2007, were formerly officers of us or any of our subsidiaries, or had any relationship with us since the beginning of 2006 which requires disclosure under applicable SEC regulations.

PRINCIPAL SHAREHOLDERS

Immediately prior to this offering, Turner Investment Partners, Inc. will own all of the outstanding shares of Turner Investments, Inc.’s common stock.

The following table sets forth information regarding the beneficial ownership of our Class A common stock and our Class B common stock by the following persons:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known to us to beneficially own more than 5% of our Class A common stock and our Class B common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Class A common stock underlying restricted stock awards that are exercisable within 60 days of [          ] are considered to be outstanding. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws, where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our Class A common stock and our Class B common stock shown as beneficially owned by them. The address for those individuals for which an address is not otherwise indicated is: c/o Turner Investments, Inc., 1205 Westlakes Drive, Suite 100, Berwyn, Pennsylvania 19312.

Common Stock
% of
Combined
Voting
Power After
		% of		% of	Offering,
		Combined		Combined	Including
	No. of	Voting	No. of	Voting	the Option to
	Shares	Power	Shares	Power	Purchase
	Before	Before	After	After	Additional
	Offering	Offering	Offering	Offering	Shares

Name of Beneficial Owner
Robert E. Turner(1)(2)
Mark D. Turner
Christopher K. McHugh
Thomas R. Trala, Jr.
Glenn A. Dever
Gary M. Anna
Leo J. Pound
Thomas E. Wood
All executive officers and directors as a group (10 persons)

(1)	Immediately after this offering, Robert Turner, LLC, a limited liability company whose sole managing member will be Robert E. Turner, will own the one outstanding share of our Class B common stock, which will represent approximately [ ]% of the combined voting power of the outstanding shares of our common stock (or approximately [ ]% if the underwriters’ option to purchase additional shares is exercised in full).

(2)	Immediately after this offering, Turner Founders, L.P. will own approximately [ ]% of the equity of Turner Investment Partners, LLC. The general partner of Turner Founders, L.P. will be Turner GP, LLC, whose sole managing member will be Robert E. Turner, and whose limited partner will be Turner Investment Partners, Inc. The majority of the beneficial ownership interest of Turner Investment Partners, Inc. is held, directly or indirectly, by Robert E. Turner. Accordingly, Robert E. Turner will have approximately [ ]% of the beneficial ownership of Turner Investment Partners, LLC.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock is 160,000,001 shares, consisting of 150,000,000 shares of Class A common stock, par value $0.01 per share, one share of Class B common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). Copies of our amended and restated articles of incorporation and amended and restated bylaws have been filed as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

Class A

Voting Rights

The holders of Class A common stock will be entitled to one vote per share. Holders of shares of Class A common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class.

However, amendments to the amended and restated articles of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock so as to affect them adversely also must generally be approved by a majority of the votes entitled to be cast by all shares of Class A common stock held by the holders of the Class A common stock affected by the amendment present in person or represented by proxy, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated articles of incorporation to increase or decrease the authorized shares of any class shall be approved by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class.

Dividend Rights

Holders of Class A common stock will share ratably (based on the number of shares held) in any dividend declared by the board of directors. Dividends consisting of shares of Class A common stock may be paid only as follows: (i) shares of Class A common stock may be paid only to holders of shares of Class A common stock; and (ii) shares shall be paid proportionally with respect to each outstanding share of Class A common stock. We may not subdivide or combine shares of either class of common stock without at the same time proportionally subdividing or combining shares of the other class.

Liquidation Rights

On our liquidation, dissolution or winding up, all holders of Class A common stock will be entitled to share ratably in any assets available for distribution to holders of shares of common stock.

Class B

Voting Rights

The holder of our Class B common stock will be entitled to a number of votes equal to the number of membership units of Turner Investment Partners, LLC that are not held by Turner Investments, Inc. (i) multiplied by ten if Turner Investments, Inc. owns less than 80% of the outstanding membership units of Turner Investment Partners, LLC or (ii) multiplied by one in all other circumstances. The holder of our Class B common stock will not be entitled to cumulate votes in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class B common stock and Class A common stock present in person or represented by proxy, voting together as a single class.

However, amendments to the amended and restated articles of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect it adversely also must generally be approved by the holder of the Class B common stock, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated articles of incorporation to increase or decrease the authorized shares of any class shall be approved by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class.

Redemption

The share of our Class B common stock will be redeemed by us, at par value, at any time at the option of the holder of such share of Class B common stock.

Transferability

The holder of our Class B common stock will have no right to transfer such share.

Dividend Rights

The holder of our Class B common stock will have no rights to dividends.

Liquidation Rights

The holder of our Class B common stock will have no liquidation rights or preferences.

Preferred Stock

The board of directors may issue Preferred Stock, in one or more series, with full, limited, multiple, fractional, or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights as shall be stated in the resolution or resolutions adopted by the board of directors pursuant to the authority expressly vested in the board pursuant to the amended and restated articles of incorporation. The ability of the board of directors to issue Preferred Stock, while providing flexibility concerning possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of the common stock and could discourage a person from acquiring, or attempting to acquire, control of our company. Our company has no present plans to issue any Preferred Stock.

Other Matters

In the event of our merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash); provided that, if shares of common stock are exchanged for shares of capital stock, such shares exchanged for or changed into may differ to the extent that the Class A common stock and the Class B common stock differ.

No shares of our Class A common stock will be subject to redemption or will have preemptive rights to purchase additional shares of common stock. After this offering, all the outstanding shares of Class A common stock and Class B common stock will be legally issued, fully paid and nonassessable.

Authorized but Unissued Capital Stock

Pennsylvania law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the

Class A common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Class A Common Stock Reserved for Issuance

We have reserved for issuance [       ] shares of our Class A common stock, which is the aggregate number of shares of our Class A common stock:

•	expected to be issued over time upon the exchange by all holders of membership units of Turner Investment Partners, LLC outstanding immediately after this offering, other than membership units held by us, and

•	authorized for issuance under our 2007 Omnibus Equity Compensation Plan.

Anti-takeover Effects of Our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and of Pennsylvania Law

Our amended and restated articles of incorporation, which will be filed with the Commonwealth of Pennsylvania and become effective immediately prior to the closing of this offering, and our amended and restated bylaws, contain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of our company, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions will be designed to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are meant to encourage persons interested in acquiring control of our company to first consult with the board of directors to negotiate terms of a potential business combination or offer. Further, these provisions will protect against an unsolicited proposal for our takeover that may affect the long-term value of our stock or that may be otherwise unfair to our shareholders. These provisions include the following:

Issuance of Preferred Stock.  Our board of directors is authorized to issue 10,000,000 shares of preferred stock and to determine the powers, preferences and special rights of any unissued series of preferred stock, including voting rights, dividend rights, and terms of redemption, conversion rights and the designation of any such series, without the approval of our shareholders. As a result, our board of directors could issue preferred stock quickly and easily, which could adversely affect the rights of holders of our Class A common stock. Our board of directors could issue the preferred stock with terms calculated to delay or prevent a change in control or make removal of management more difficult.

No Ability to Call Special Meetings or To Act by Partial Written Consent.  Under the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), shareholders are not permitted to call a special meeting of shareholders or to require our board of directors to call a special meeting of shareholders. Special meetings of our shareholders may be called by our chairman of the board, our board of directors or a committee that is duly designated by our board of directors. In addition, our shareholders are not permitted to authorize an action by less than unanimous consent without a meeting of shareholders.

Advance Notice Procedures for Shareholder Proposals.  Our amended and restated bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board.

Shareholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting, or brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who was a shareholder of record on the record date fixed for determining shareholders entitled to vote at such meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting.

Board of Directors Vacancies.  Our amended and restated bylaws provide that only our board of directors may fill vacant directorships. This provisions would prevent a shareholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such shareholder’s own nominees.

Pennsylvania Business Combination Provisions

Under the PBCL, we will be subject to certain of the Pennsylvania business combination provisions. Under these provisions, a person who acquires the direct or indirect beneficial ownership of 20% of more of the voting power of a corporation is considered an interested shareholder and the corporation may not enter into business combinations, such as mergers, consolidations, share exchanges and asset sales, with the interested shareholder for a period of five years. Under the PBCL, our board may opt out of this provision on a case by case basis.

Director’s Exculpation and Indemnification

We will include in our amended and restated articles of incorporation and amended and restated bylaws provisions to indemnify our directors and officers to the fullest extent permitted by the PBCL. Our amended and restated articles of incorporation and amended and restated bylaws will also include provisions to eliminate the personal liability of our directors and officers to us and our shareholders to the fullest extent permitted by the PBCL except for (i) where such indemnification is expressly prohibited by applicable law, (ii) where such conduct has been finally determined to constitute willful misconduct or recklessness or to be based upon or attributable to receipt by the party seeking indemnification of an improper personal benefit, or (iii) to the extent such indemnification has been finally determined to be otherwise unlawful. Our amended and restated bylaws will provide that we will indemnify our directors, officers and employees against judgments, fines, amounts paid in settlement and reasonable expenses. Our directors will also be indemnified pursuant to the terms of the amended and restated operating agreement pursuant to which Turner Investment Partners, LLC will be governed. See “Management — Governance Documents”.

Board of Directors

Our board of directors will consist of six directors, three of whom will be independent directors. Any vacancy on our board of directors resulting from death, resignation, disqualification, removal or other causes with respect to any director, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the affirmative vote of a majority of the remaining directors.

Board Meetings

Our amended and restated bylaws will provide that special meetings of our board of directors may be called by the chairman of our board of directors or by a majority of the then-authorized number of directors in office.

Shareholder Meetings

Special Meetings of Shareholders

Our amended and restated bylaws will provide that special meetings of the shareholders may only be called by the chairman of our board of directors, by a committee that is duly designated by the board or by resolution adopted by the affirmative vote of the majority of our board of directors.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our amended and restated bylaws will provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice of such proposed business in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days nor more than 150 days prior to the annual meeting. The amended and restated bylaws will also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

Cumulative Voting

Our amended and restated articles of incorporation will provide that our shareholders will have no cumulative voting rights.

Amendments

The PBCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or by-laws, unless a corporation’s articles of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least a majority of the issued and outstanding common stock and any preferred stock, voting as one class, is required to amend or repeal the amended and restated articles of incorporation; provided that, if any amendment to our amended and restated articles of incorporation would alter the rights of a particular class of stock so as to affect them adversely, the amendment must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to the amended and restated bylaws, the board of directors may from time to time make, amend, supplement or repeal the amended and restated bylaws by vote of a majority of the board of directors; provided, however, that the shareholders may change or amend or repeal any provision of the amended and restated bylaws by the affirmative vote of the holders of a majority of the common stock and any preferred stock, voting as one class.

Membership Units

Immediately following this offering but prior to any issuances of Class A common stock under our 2007 Omnibus Equity Compensation Plan, there will be [     ] membership units of Turner Investment Partners, LLC issued and outstanding. The members of Turner Investment Partners, LLC and the membership units and percentage of total membership units owned by each member are as follows:

Percentage of Total
	Membership	Membership Units
Member	Units	Issued and Outstanding

Turner Investments, Inc.	[ ]	[ ] %
Turner Founders, L.P.	[ ]	[ ]
Individual Members of TIP LLC	[ ]	[ ]

Total	[ ]	100%

The number of outstanding membership units owned by us will at all times equal the number of shares of outstanding Class A common stock. The net cash proceeds received by us from any subsequent issuance or stock split, stock dividend, division or reclassification of shares of Class A common stock, including with regard to grants under our 2007 Omnibus Equity Compensation Plan, will be transferred to Turner Investment Partners, LLC in exchange for membership units equal in number to the number of shares of Class A common stock issued by us.

The membership units will have no voting rights associated with them. Pursuant to the terms of our amended and restated articles of incorporation, each membership unit in Turner Investment Partners, LLC not owned by us is exchangeable for one share of Class A common stock, subject to de minimis and certain other administrative restrictions.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is [          ].

Listing

We intend to have our Class A common stock approved for quotation on the New York Stock Exchange, subject to official notice of issuance, under the symbol “TNR”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for the shares of our Class A common stock. No prediction can be made as to the effect, if any, that future sales of these shares, or the availability of these shares for future sales, may have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Class A common stock.

After this offering we will have a total of [          ] shares of our Class A common stock outstanding (or [          ] shares assuming the underwriters exercise their option to purchase additional shares in full). All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares that may be held or acquired by an “affiliate” of ours, which shares will be “restricted securities”. Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. Upon expiration of the lock-up agreements described in ‘‘Underwriting”, these restricted securities would be eligible for sale in the public market pursuant to Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are described below.

After this offering, Robert E. Turner will beneficially own [          ] membership units in Turner Investment Partners, LLC and the one share of our Class B common stock. Pursuant to the terms of our amended and restated articles of incorporation, Robert E. Turner could, through his beneficial ownership interest in the general partner of Turner Founders, L.P., from time to time, subject to de minimus and certain other administrative restrictions and the lock-up restrictions described below, cause Turner Founders, L.P. to exchange such membership units in Turner Investment Partners, LLC for shares of our Class A common stock on a one-for-one basis.

Our compensation committee has approved restricted stock awards to be granted immediately prior to this offering in the amount of shares equal to $120,000 divided by the initial public offering price in the aggregate to our non-employee directors and in the amount of [          ] divided by [          ] (the midpoint of the price range set forth on the cover of this prospectus) in the aggregate to our employees. Prior to the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register Class A common stock issued or reserved for issuance under our 2007 Omnibus Equity Compensation Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be immediately available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below. We expect that the registration statement on Form S-8 will cover 6,000,000 shares.

As set forth in the amended and restated articles of incorporation, the membership units of Turner Investment Partners, LLC will be exchangeable for shares of Class A common stock, with certain restrictions as set forth in the amended and restated articles of incorporation. In addition, the terms of our amended and restated operating agreement limit the exchange of our membership units for the first five years following this offering. Each year, beginning on the first anniversary of the closing of this offering, and ending on the sixth anniversary of the closing of this offering, each member of Turner Investment Partners, LLC is permitted to exchange up to 20% of the membership units such member holds as of the closing of this offering. If a member exchanges less than the full 20% of the member’s membership units in any such year, the remaining unexchanged portion may not be carried over to the subsequent year or any additional year thereafter. We intend to file a registration statement to register any sales of shares of Class A common stock issued upon exchange of membership units.

Turner Investments, Inc., its executive officers and directors, and the Individual Members of TIP LLC have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus (subject to the 18-day extension described below), except with the prior written consent of the representative. This agreement does not apply to any shares issued pursuant to any employee benefit plans.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we will issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, and has complied with the requirements described below, would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of Class A common stock then outstanding, which will equal approximately [          ] immediately after this offering, or the average weekly trading volume of our Class A common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 provides that our affiliates who are selling shares of our Class A common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold upon expiration of any applicable lock-up agreements.

Rule 701

Rule 701 provides that the shares of Class A common stock acquired pursuant to rights granted under a compensatory stock or option plan or other written agreement may be resold by persons, other than affiliates, 90 days after the effective date of this offering subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to beneficial owners of our Class A common stock (“Holders”) that acquire shares of our Class A common stock pursuant to this offering and that hold such shares as capital assets (i.e., generally for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, or to differing interpretations. This summary does not consider specific facts and circumstances that may be relevant to a particular Holder’s tax position and does not consider the state, local or non-U.S. tax consequences of an investment in our Class A common stock. It also does not apply to Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks, insurance companies, dealers in securities, persons who hold Class A common stock as part of a “straddle”, “hedge”, “conversion transaction” or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive Class A common stock as compensation).

For purposes of this summary, the term “U.S. Holder” means a Holder of shares of our Class A common stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons”, as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Holder” means any Holder of shares of our Class A common stock that is neither a U.S. Holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership holds shares of our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our Class A common stock should consult their tax advisors.

This summary is included herein as general information only. Accordingly, each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common stock.

U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock applicable to U.S. Holders, subject to the limitations described above.

Distributions

Distributions of cash or property that we pay in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. Holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. Holders (including individuals), with respect to taxable years beginning on or before December 31, 2008, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%); provided that, the U.S. Holder receiving the dividend satisfies applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in our Class A common stock, and thereafter will be treated as capital gain.

Dispositions

Upon a sale, exchange or other taxable disposition of shares of our Class A common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the shares of our Class A common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares of the common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding Requirements

In general, dividends on our Class A common shares, and payments of the proceeds of a sale, exchange or other disposition of our Class A common shares paid to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any; provided that, the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock applicable to Non-U.S. Holders, subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

Distributions of cash or property that we pay in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our Class A common stock, and thereafter will be treated as capital gain.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our Class A common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a Non-U.S. Holder who provides a properly executed Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of Class A common stock unless:

•	the gain is U.S. trade or business income;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non- U.S. Holder’s holding period for the Class A common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our Class A common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the Class A common stock; provided that, the Class A common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our Class A common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our Class A common stock.

U.S. Federal Estate Taxes

Shares of the Class A common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the Internal Revenue Service and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of Class A common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed Internal Revenue Service Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption; provided that, the broker does not have actual knowledge or reason to know that the Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the U.S. Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of Class A common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any; provided that, the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Turner Investments, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriter	Number of Shares

Goldman, Sachs & Co
[ ]
[ ]

Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the underwriters’ option to purchase additional shares described below unless and until this option is exercised.

If the underwriters sell more shares of Class A common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional [     ] shares of Class A common stock from us. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase [          ] additional shares of Class A common stock.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $[     ] per share from the initial public offering price. If all the shares of Class A common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance of and subject to the underwriters’ right to reject any order in whole or in part.

Turner Investments, Inc., its executive officers and directors, and the Individual Members of TIP LLC have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any shares issued pursuant to any employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we will issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list the Class A common stock on the New York Stock Exchange under the symbol “TNR”. In order to meet one of the requirements for listing the Class A common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of shares of Class A common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of Class A common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of Class A common stock to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances which do not require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of Class A common stock to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

The shares of Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares of Class A common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of Class A common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares of Class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

At our request, the underwriters have reserved up to [     ] shares of Class A common stock, or approximately [     ]% of the Class A common stock being offered by this prospectus, for sale to our directors, officers, employees or other persons who are otherwise associated with us through a directed share program. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of Class A common stock offered. Individuals who purchase shares in the directed share program will be prohibited from disposing of or hedging such shares for a period of at least 25 days after the date of this prospectus. In addition, with respect to any shares purchased in the directed share program, our executive officers and directors, and the Individual Members of TIP LLC, will remain subject to the prohibition from disposing of or hedging such shares for a period of at least 180 days after the date of this prospectus, as described above.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered.

We estimate that our total expenses of this offering, excluding underwriter discounts, will be $[     ].

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass upon certain legal matters for us. Certain legal matters will be passed upon on behalf of the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Turner Investment Partners, Inc. as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 and the balance sheet of Turner Investments, Inc. as of August 31, 2007, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Turner Investments, Inc.

We have audited the accompanying balance sheet of Turner Investments, Inc. (the “Company”) as of August 31, 2007. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Turner Investments, Inc. at August 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
September 7, 2007

TURNER INVESTMENTS, INC.

Balance Sheet
August 31, 2007

Assets
Cash	$100

Total assets	$100

Shareholders’ equity
Common stock, $0.01 par value; 100 shares authorized and outstanding	$1
Additional paid-in capital	99

Total shareholders’ equity	$100

Notes to Balance Sheet as of August 31, 2007

1.	Organization and Purpose

Turner Investments, Inc. (the “Company”) was incorporated in the Commonwealth of Pennsylvania on July 17, 2007. In connection with its incorporation, the Company issued 100 shares of common stock for $100 to Turner Investment Partners, Inc., the sole owner of the Company.

The Company was formed for the purpose of completing a public offering and related transactions in order to manage the business of Turner Investment Partners, LLC as a publicly-traded company. Through August 31, 2007, the Company has not commenced operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Turner Investment Partners, Inc.

We have audited the accompanying consolidated balance sheets of Turner Investment Partners, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Turner Investment Partners, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 2, 2007

TURNER INVESTMENT PARTNERS, INC.

Consolidated Balance Sheets
(In thousands, except par value)

	As of December 31
	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$2,639	$2,295
Accounts receivable	19,861	23,232
Prepaid expenses	595	658
Other current assets	208	207

Total current assets	23,303	26,392
Property and equipment, net	1,034	1,035
Intangible asset, net	1,907	—
Other assets	70	63

Total assets	$26,314	$27,490

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit	$3,400	$3,000
Current maturities of long-term debt	386	—
Accounts payable and accrued expenses	1,573	1,507
Accrued payroll	15,550	19,442
Other	2,317	56

Total current liabilities	23,226	24,005
Long-term debt, net of current maturities	—	—
Other	—	412

Total liabilities	23,226	24,417
Minority interest	1,271	984
Shareholders’ equity:
Class A common stock, $0.0001 par value; authorized shares — 100,000; issued and outstanding shares — 967 and 964 in 2005 and 2006, respectively	—	—
Class B common stock, $0.0001 par value; authorized shares — 200,000; issued and outstanding shares — 108,676 and 111,196 in 2005 and 2006, respectively	11	11
Additional paid-in capital	437	488
Retained earnings	1,369	1,590

Total shareholders’ equity	1,817	2,089

Total liabilities and shareholders’ equity	$26,314	$27,490

See accompanying notes.

TURNER INVESTMENT PARTNERS, INC.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31
	2004	2005	2006

Revenues:
Management fees	$74,260	$88,532	$108,693
Fund administration fees	2,093	1,979	2,349

	76,353	90,511	111,042

Expenses:
Payroll and payroll related	58,822	74,690	93,199
Selling, general and administrative	13,976	10,699	13,676
Depreciation and amortization	2,179	2,621	2,161

	74,977	88,010	109,036

Other income (expense):
Interest income (expense), net	(204)	294	909
Other, net	1,224	465	940

Income before minority interest and provision for foreign income taxes	2,396	3,260	3,855

Minority interest	1,321	1,951	2,325

Income before foreign income taxes	1,075	1,309	1,530
Provision for foreign income taxes	18	105	67

Net income	$1,057	$1,204	$1,463

Basic and diluted net income per share	$0.01	$0.01	$0.01

Weighted average shares outstanding used in basic and diluted net income per share	111,793	109,579	112,414

See accompanying notes.

TURNER INVESTMENT PARTNERS, INC.

Consolidated Statements of Shareholders’ Equity
(In thousands)

	Common Stock				Additional
	Shares		Amount		Paid-in	Retained
	Class A	Class B	Class A	Class B	Capital	Earnings	Total

Balance at December 31, 2003	1,113	111,353	$—	$11	$271	$1,147	$1,429
Net income	—	—	—	—	—	1,057	1,057
Dividends paid	—	—	—	—	—	(843)	(843)
Shares issued	—	8,615	—	1	111	—	112
Shares repurchased and retired	(132)	(13,358)	—	(1)	—	(174)	(175)

Balance at December 31, 2004	981	106,610	—	11	382	1,187	1,580
Net income	—	—	—	—	—	1,204	1,204
Dividends paid	—	—	—	—	—	(997)	(997)
Shares issued	—	3,700	—	—	55	—	55
Shares repurchased and retired	(14)	(1,634)	—	—	—	(25)	(25)

Balance at December 31, 2005	967	108,676	—	11	437	1,369	1,817
Net income	—	—	—	—	—	1,463	1,463
Dividends paid	—	—	—	—	—	(1,234)	(1,234)
Shares issued	—	3,012	—	—	51	—	51
Shares repurchased and retired	(3)	(492)	—	—	—	(8)	(8)

Balance at December 31, 2006	964	111,196	$—	$11	$488	$1,590	$2,089

See accompanying notes.

TURNER INVESTMENT PARTNERS, INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31
	2004	2005	2006

Operating activities
Net income	$1,057	$1,204	$1,463
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,179	2,621	2,161
Loss on disposal of property and equipment	—	12	1
Deferred rent expense	(139)	(428)	466
Income allocable to minority interests	1,321	1,951	2,325
Changes in operating assets and liabilities:
Accounts receivable	(4,490)	(2,429)	(3,371)
Other current assets	(157)	(22)	(62)
Accounts payable and accrued expenses	(169)	(347)	(66)
Accrued payroll	3,798	4,090	3,892

Net cash provided by operating activities	3,400	6,652	6,809

Investing activities
Net deposits redeemed	125	20	7
Purchase of property and equipment	(306)	(340)	(254)

Net cash used in investing activities	(181)	(320)	(247)

Financing activities
Net borrowings on line of credit	100	800	(400)
Repayments of long-term debt	(332)	(419)	(386)
Repayments on covenant not to compete financing	(1,022)	(2,209)	(2,317)
Proceeds from issuance of common stock	112	55	51
Repurchase of common stock	(175)	(24)	(8)
Dividends paid	(843)	(997)	(1,234)
Distributions to minority interests	—	(2,000)	(2,612)

Net cash used in financing activities	(2,160)	(4,794)	(6,906)

Net increase (decrease) in cash and cash equivalents	$1,059	$1,538	$(344)
Cash and cash equivalents at beginning of year	42	1,101	2,639

Cash and cash equivalents at end of year	$1,101	$2,639	$2,295

See accompanying notes.

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements

1.	Business and Basis of Presentation

Turner Investment Partners, Inc., together with its subsidiaries (“the Company”), provides investment advisory services to institutional, mutual fund, investment partnerships and high net worth investors worldwide. The Company manages equity securities portfolios on a discretionary basis, primarily in U.S. markets. The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany account balances and transactions have been eliminated in consolidation. The subsidiaries and the Company’s ownership percentage of each are as follows:

Percentage
Subsidiary	Owned

Turner Investment Management LLC (“TIM”)	60%
Turner Investment Partners Pty. Ltd. (“TPL”)*	100%

*	Inactive at December 31, 2006.

Reclassification

Certain 2004 and 2005 amounts have been reclassified to conform to the current-year presentation.

2.	Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. Cash and cash equivalents are primarily invested in uninsured bank money market funds.

Accounts Receivable

Accounts receivable represent amounts due from contractual investment advisory services provided to pension plans, institutional investors and mutual funds. Management performs ongoing credit evaluations of its customers’ financial condition and does not require collateral. The Company provides an allowance for uncollectible accounts based on specifically identified risks. Accounts receivable are considered delinquent when payment is not received within contractual terms and are charged off against the allowance for uncollectible accounts when management determines that recovery is unlikely and the Company ceases their collection efforts. At December 31, 2004, 2005 and 2006, there was no allowance for uncollectible accounts recorded. Overall, based on our relatively large number of clients in differing industries and the nature of our clients, primarily large financial institutions, pension funds and corporations, we do not believe we are overly exposed to bad debts.

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, other current assets, accounts payable and accrued expenses and accrued payroll approximate fair value because of their short-term nature. The carrying amount of the line of credit approximates its fair value because the interest rates reflect a rate that the Company would be able to obtain on debt with similar terms and conditions.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the useful lives of the assets using either straight-line or accelerated methods as follows: computer and office equipment on an accelerated method over five years; furniture and fixtures on a straight-line basis over seven years and leasehold improvements on a straight-line basis over the shorter of the life of the lease or seven years.

Revenue Recognition

The Company earns management fees by providing investment management services to its clients. Management fees are earned pursuant to the terms of underlying investment management agreements, which are typically based upon a contractually specified percentage of the market value of the assets in each portfolio. In a limited number of cases, the Company may earn a performance fee based on investment performance achieved versus a stated benchmark. In such cases, performance fees are not recognized until the end of the stated measurement period. Performance fees amounted to $120,592, $1,472,202 and $992,132 in 2004, 2005 and 2006, respectively, and are included in management fees.

Fund administration fees are earned exclusively from the Turner Funds (see Note 10) for providing certain administrative and fund accounting services. Such fees are earned and billed monthly.

Revenues can be affected by many economic factors, including the performance of U.S. equities. At December 31, 2004, 2005 and 2006, U.S. equities accounted for 100.0%, 93.9% and 92.5%, respectively, of assets under management.

Income Taxes

The Company has elected to be treated as a Subchapter S corporation for U.S. federal and state income tax purposes. Accordingly, any liability for U.S. federal and state income taxes is the responsibility of individual shareholders and no provision for U.S. federal and state income taxes is included in the Company’s consolidated financial statements. The Company generally distributes cash to its shareholders to pay U.S. income taxes on their share of allocable taxable income, though it is not obligated to do so. A provision for income tax in connection with the Company’s Australia based subsidiary (see Note 12), which is taxed as a separate entity for local income tax purposes, is included in the Company’s consolidated financial statements.

Business Segments

The Company views its operations as comprising one operating segment.

Earnings per share

Basic and diluted earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during each year. Shares issued or redeemed during the year are weighted for the portion of the year that they were outstanding. Diluted earnings per share is equivalent to basic earnings per share because there are no common stock equivalents outstanding during any of the periods presented.

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)

3.	Property and Equipment

Property and equipment consist of the following:

	2005	2006
	(In thousands)

Computer and office equipment	$1,890	$2,095
Furniture and fixtures	1,133	1,152
Leasehold improvements	707	734

	3,730	3,981
Less accumulated depreciation	(2,696)	(2,946)

	$1,034	$1,035

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was $619,218, $540,647 and $253,921, respectively.

4.	Line of Credit

The Company maintains a $4,500,000 line of credit agreement that is secured by substantially all of the Company’s assets and subject to certain financial covenants. Advances on the line of credit are limited to the sum of eligible accounts receivable, as defined in the credit agreement. The credit agreement governing the line of credit is renewable annually and expires on November 1, 2007. The terms of the line of credit require a sixty consecutive day zero balance between June 1 and November 1 of each year. Interest is charged at the prime rate, as defined in the credit agreement (8.25% at December 31, 2006), subject to a floor of 4.75%. At December 31, 2005 and 2006, $3,400,000 and $3,000,000, respectively, of borrowings were outstanding under the line of credit.

5.	Long-Term Debt

The Company had no long-term debt at December 31, 2006. Long-term debt at December 31, 2005 consists of the following:

2005
(In thousands)

Covenant not-to-compete financing, net of imputed interest at 4.75% (see Note 11)	$2,316
Term note payable, $1,500,000 due in 48 equal monthly payments of $35,572 including interest at 6.50%, through December 1, 2006	386

2,702
Less current maturities	(2,702)

Total long-term debt	$—

Interest expense related to the covenant not-to-compete agreement and term note was $266,069, $221,520 and $87,475 in 2004, 2005 and 2006, respectively.

6.	Restricted Stock Purchase Agreement and Related Transactions

The Company maintains an Amended and Restated Restricted Stock Purchase Agreement (the “Agreement”) that governs the issue, sale, repurchase and retirement of the Company’s Class A and Class B common stock. All shares of the Class A and Class B common stock are identical and entitle the holders to the same rights and privileges, except that the holders of Class A common stock possess

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)

exclusive voting power in the Company, except as otherwise required by law. All issuances of all classes of the Company’s common stock are subject to, among other things, certain market value and transferability restrictions as described in the Agreement. With respect to the market value restrictions, all owners of common shares must offer such shares to the Company upon termination of employment at the Company’s book value, as defined, as of the beginning of the most recent fiscal year.

During 2004, 2005 and 2006, the Company issued 8,614,731, 3,699,573 and 3,012,206 common shares at the Company’s book value, as defined and subject to the provisions of the Agreement, for $111,992, $55,494 and $51,207, respectively. In addition, in 2004, 2005 and 2006, the Company repurchased and cancelled 13,490,402, 1,647,639 and 495,244 common shares for $175,388, $24,713 and $8,419, respectively, in accordance with the Agreement.

Effective January 1, 2007, the Company issued 1,324,431 Class B nonvoting common shares for $25,164. All transactions were executed at the Company’s book value, as defined and subject to the provisions of the Amended and Restated Restricted Shareholders Agreement dated January 1, 2002, as amended June 17, 2005.

7.	Commitments

The Company leases certain office space and certain equipment under various non-cancelable operating lease agreements. Rental expense under operating leases was approximately $1,740,000, $1,177,219 and $2,085,225 for the years ended December 31, 2004, 2005 and 2006, respectively. Future minimum lease payments under non-cancelable operating leases consist of the following:

December 31, 2006
(In thousands)

2007	$1,949
2008	1,715
2009	1,412
2010	1,398
2011	1,241

$7,715

8.	Cash Flow Information

	Year Ended December 31
	2004	2005	2006
	(In thousands)

Cash payments:
Cash paid during the year for interest	$286	$237	$116
Cash paid during the year for income taxes	—	—	82
Noncash investing and financing activities:
Obligations incurred to acquire equipment through credit or direct brokerage arrangements	81	19	—
Covenant not-to-compete (see Note 11)	5,547	—	—
Obligations covenant not-to-compete (see Note 11)	4,525	—	—

9.	Retirement Plan

The Company maintains a defined contribution retirement savings plan that covers substantially all employees. Employees are considered eligible for participation immediately. The plan is funded by employee pretax contributions which may not exceed 25% of an employee’s compensation. Beginning

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)

August 20, 2005, the Company has agreed to match employee deferrals with an amount equal to 25% of the employee’s contribution. Prior to August 20, 2005, the employer matching contribution was 25% of the first 10% of employee deferrals. The plan offers a variety of investment options to the participants, including a money market fund and several stock and bond mutual funds. For the years ended December 31, 2004, 2005 and 2006, the Company’s contributions to the Plan were $201,267, $715,817 and $885,585, respectively. In 2005 and 2006, the Company’s contributions included discretionary payments of $463,020 and $620,486, respectively.

10.	Related Party Transactions

In 2005 and 2006, the Company provided investment advisory services to a series of private investment partnerships that are related through common ownership with Willistown Partners, LLC, the General Partner of these partnerships. Senior officers of the Company comprise the management of the General Partner and are the principal Limited Partners that provide the investment capital. In 2004, the General Partner was Knox Partners, L.P., also a related party. In 2004 and 2005, the Company voluntarily paid substantially all expenses associated with operating these partnerships, and in 2004, 2005 and 2006 the Company voluntarily waived its management fee.

The Company also provides investment advisory and shareholder administration services to the Turner Funds, a series of publicly available mutual funds. Certain officers and trustees of the Turner Funds are also officers and material owners of the Company. The Company has voluntarily agreed to waive certain management fees so that the Turner Funds remain competitively priced in the marketplace.

Transactions and account balances related to the affiliated investment partnerships and mutual funds at December 31, 2004, 2005 and 2006 and for the years then ended, respectively, are summarized as follows:

	Year ended December 31
	2004	2005	2006
	(In thousands)

Investment partnerships:
Management fees	$68	$93	$109
Management fees waived	(68)	(93)	(109)
Third-party fees assumed	(262)	(460)	—

Mutual funds:
Management fees	15,835	15,860	19,499
Management fees waived	(1,332)	(1,511)	(1,670)
Fund administration fees	2,093	1,980	2,349

Accounts receivable	$1,665	$1,699	$1,732

The Company occasionally rents an airplane for business travel purposes that is owned by Westlakes Aviation, LLC. Westlakes Aviation, LLC is partially owned by a senior officer of the Company. Aircraft rental fees incurred by the Company were immaterial to the Company’s financial statements for the years ended December 31, 2004, 2005 and 2006.

11.	Intangible Asset

On April 1, 2004, the Company entered into a non-compete agreement (the “Non-Compete”) with a former officer that expired December 1, 2006. In connection with the Non-Compete, the Company recorded an intangible asset of $5,547,297 in 2004. The Non-Compete required five equal

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)

semiannual installment payments beginning December 1, 2004 and ending December 1, 2006. As of December 31, 2006, all installment payments had been paid and the Company’s obligation had been satisfied. The Company recorded amortization expense of $1,560,177, $2,080,238 and $1,906,882 in 2004, 2005 and 2006, respectively. The Non-Compete contained a provision linking the series of payments to future levels of Company profitability. Due to the uncertainty of the Company’s future levels of profitability, amortization expense was recorded at the time the profitability levels were achieved. Accumulated amortization at December 31, 2005 was $3,640,415.

12.	Foreign Taxes

The Company recorded a provision for foreign income taxes of $17,792, $105,627 and $67,266 for the years ended December 31, 2004, 2005 and 2006, respectively, on foreign pretax income of $72,289, $352,645 and $224,219, respectively. As of December 31, 2005 and 2006, the Company had current income tax liabilities of $73,052 and $61,880, respectively. Credits for foreign taxes paid will be passed on directly to the shareholders of the Company.

13.	Other Financial Data

In 2006, the Company received $750,000 in cash in exchange for the release of a subtenant’s obligation under a lease for office space with an original term through November 30, 2011. Accordingly, in 2006 other income includes the $750,000 of lease termination income. In connection with this early termination of the lease, the Company determined that it will not utilize a portion of the returned office space and recorded a liability of $276,000 in 2006. This amount is included in “Other” liabilities and allocated in proportion to its classification as current or long-term.

In 2004, 2005 and 2006, interest income (expense), net included interest expense of $285,817, $236,777 and $115,818, respectively.

TPL earned revenue of $947,450, $2,108,414 and $1,721,896 for the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2005 and 2006, TPL had net assets of $394,497 and $551,450, respectively. The functional currency of TPL is the U.S. dollar. Accordingly, no material currency exchange rate gains or losses are recorded in the accompanying consolidated financial statements. Effective October 1, 2006, TPL ceased all material operations.

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)

14.	Selected Quarterly Financial Data (unaudited)

Selected quarterly financial information follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total Year
	(In thousands)

Year Ended December 31, 2006:
Revenues	$28,583	$26,863	$27,207	$28,388	$111,042
Operating income (loss)	(185)	1,702	375	114	2,006
Income before minority interest and provision for foreign income tax	697	1,894	667	597	3,855
Net income	18	1,304	73	68	1,463
Year Ended December 31, 2005:
Revenues	$20,568	$21,972	$22,887	$25,084	$90,511
Operating income	674	646	642	539	2,501
Income before minority interest and provision for foreign income tax	746	784	855	875	3,260
Net income	300	275	340	289	1,204

TURNER INVESTMENT PARTNERS, INC.

Consolidated Balance Sheets
(In thousands, except par value)

	December 31,	September 30,
	2006	2007
		(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$2,295	$4,561
Accounts receivable	23,232	28,122
Prepaid expenses	658	1,172
Other current assets	207	52

Total current assets	26,392	33,907
Property and equipment, net	1,035	1,340
Intangible assets, net	—	7,749
Goodwill	—	3,779
Other assets	63	1,261

Total assets	$27,490	$48,036

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit	$3,000	$—
Current maturities of long-term debt	—	3,707
Accounts payable and accrued expenses	1,507	1,863
Accrued payroll	19,442	30,381
Other	56	311

Total current liabilities	24,005	36,262
Long-term debt, net of current maturities	—	3,431
Other	412	160

Total liabilities	24,417	39,853
Minority interest	984	857
Shareholders’ equity:
Class A common stock, $0.0001 par value; authorized shares — 100,000; issued and outstanding shares — 964 at December 31, 2006 and September 30, 2007	—	—
Class B common stock, $0.0001 par value; authorized shares — 200,000; issued and outstanding shares — 111,196 and 112,475 at December 31, 2006 and September 30, 2007, respectively	11	11
Additional paid-in capital	488	514
Retained earnings	1,590	6,801

Total shareholders’ equity	2,089	7,326

Total liabilities and shareholders’ equity	$27,490	$48,036

See accompanying notes.

TURNER INVESTMENT PARTNERS, INC.

Consolidated Statements of Operations
(In thousands, except per share amounts, unaudited)

	Nine Months Ended
	September 30
	2006	2007

Revenues:
Management fees	$80,903	$91,749
Fund administration fees	1,750	1,868

	82,653	93,617
Expenses:
Payroll and payroll related	69,348	74,120
Selling, general and administrative	9,780	10,990
Depreciation and amortization	1,682	415

	80,810	85,525
Other income (expense):
Interest, net	497	412
Other, net	918	15

Income before minority interest and provision for foreign income taxes	3,258	8,519

Minority interest	1,713	1,813

Income before foreign income taxes	1,545	6,706
Provision for foreign income taxes	150	4

Net income	$1,395	$6,702

Basic and diluted net income per share	$0.01	$0.06

Weighted average shares outstanding used in basic and diluted net income per share	112,401	113,443

See accompanying notes.

TURNER INVESTMENT PARTNERS, INC.

Consolidated Statements of Shareholders’ Equity
(In thousands, unaudited)

	Common Stock				Additional
	Shares		Amount		Paid-in	Retained
	Class A	Class B	Class A	Class B	Capital	Earnings	Total

Balance at December 31, 2006	964	111,196	$—	$11	$488	$1,590	$2,089
Net income	—	—	—	—	—	6,702	6,702
Dividends paid	—	—	—	—	—	(1,491)	(1,491)
Shares issued	—	1,324	—	—	25	—	25
Shares repurchased and retired	—	(45)	—	—	1	—	1

Balance at September 30, 2007	964	112,475	$—	$11	$514	$6,801	$7,326

See accompanying notes.

TURNER INVESTMENT PARTNERS, INC.

Consolidated Statements of Cash Flows
(In thousands, unaudited)

	Nine Months Ended September 30
	2006	2007

Operating activities
Net income	$1,395	$6,702
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,681	415
Loss on disposal of property and equipment	—	18
Deferred rent expense and non-cash interest expense	689	102
Income allocable to minority interests	1,713	1,813
Changes in operating assets and liabilities:
Accounts receivable	(2,843)	(4,890)
Other assets	(768)	(1,557)
Accounts payable and accrued expenses	180	356
Accrued payroll	30,320	10,939

Net cash provided by operating activities	32,367	13,898

Investing activities
Net deposits redeemed	9	1
Purchase of property and equipment	(198)	(674)
Purchase of 20% interest in subsidiary	—	(5,305)

Net cash used in investing activities	(189)	(5,978)

Financing activities
Net borrowings on line of credit	(3,400)	(3,000)
Repayments of long-term debt	(273)	—
Repayments on covenant not-to-compete financing	(1,144)	—
Proceeds from issuance of common stock	51	25
Repurchase of common stock	(8)	(1)
Dividends paid	(1,233)	(1,491)
Distributions to minority interests	(925)	(1,187)

Net cash used in financing activities	(6,932)	(5,654)

Net increase in cash and cash equivalents	25,246	2,266
Cash and cash equivalents at beginning of year	2,639	2,295

Cash and cash equivalents at end of period	$27,885	$4,561

See accompanying notes.

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements
(unaudited)

1.	Business and Basis of Presentation

Turner Investment Partners, Inc., together with its subsidiaries (the “Company”), provides investment advisory services to institutional investors, mutual funds, investment partnerships and high net worth investors worldwide. The Company manages equity securities portfolios on a discretionary basis, primarily in U.S. markets. The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany account balances and transactions have been eliminated in consolidation. The subsidiaries and the Company’s ownership percentage of each are as follows:

Percentage
Subsidiary	Owned

Turner Investment Management LLC (“TIM”)(1)	80%
Turner International, Ltd. (“TIL”)(2)	100%
Turner Investment Partners Pty. Ltd. (“TPL”)(3)	100%

(1)	The Company purchased a 20% interest in TIM in the third quarter, thereby increasing its ownership interest in TIM to 80%. See Note 12.

(2)	TIL was formed on June 14, 2007 under the laws of England and Wales to provide the Company with marketing and, over time, client service capabilities for its investment products in Europe and the Middle East.

(3)	TPL, a wholly-owned Australian subsidiary, ceased all material operations on October 1, 2006.

The consolidated financial statements as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 have not been audited by the Company’s independent registered public accounting firm. In the opinion of management, these financial statements contain all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of results for these interim periods. The interim consolidated financial statements do not include all of the information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles and should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2006.

2.	Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are primarily invested in uninsured bank money market funds.

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)
(unaudited)

Accounts Receivable

Accounts receivable represent amounts due from contractual investment advisory services provided to pension plans, institutional investors and mutual funds. Management performs ongoing credit evaluations of its customers’ financial condition and does not require collateral. The Company provides an allowance for uncollectible accounts based on specifically identified risks. Accounts receivable are considered delinquent when payment is not received within contractual terms and are charged off against the allowance for uncollectible accounts when management determines that recovery is unlikely and the Company ceases its collection efforts. The Company recorded no bad debt expense in the nine months ended September 30, 2006 or 2007 and there was no allowance for uncollectible accounts recorded at December 31, 2006 or September 30, 2007. Overall, based on our relatively large number of clients in differing industries and the nature of our clients, primarily large financial institutions, pension funds and corporations, we do not believe we are overly exposed to bad debts.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, other current assets, accounts payable and accrued expenses and accrued payroll approximate fair value because of their short-term nature. The carrying amount of the line of credit approximates its fair value because the interest rates reflect a rate that the Company would be able to obtain on debt with similar terms and conditions. The carrying amounts of current maturities of long-term debt and long-term debt have been discounted to reflect fair value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the useful lives of the assets using either straight-line or accelerated methods as follows: computer and office equipment on an accelerated method over five years, furniture and fixtures on a straight-line basis over seven years and leasehold improvements on a straight-line basis over the shorter of the life of the lease or seven years.

Goodwill and Other Intangible Assets

The Company accounts for purchased goodwill and intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, purchased goodwill is not amortized; rather, it is tested for impairment at least annually or whenever a triggering event occurs which may impact the carrying value of our goodwill.

Intangible assets, other than goodwill, with definite lives are amortized over their useful lives. Our customer relationships intangible asset is amortized over its useful live of 10 years. The Company periodically evaluates the reasonableness of the useful live of its intangible assets.

In order to test goodwill for impairment under SFAS 142, a determination of the carrying value of the goodwill is based upon, among other things, estimates of the Company’s future operating performance. Changes in market conditions, among other factors, may have an impact on these estimates.

Revenue Recognition

The Company earns management fees by providing investment management services to its clients. Management fees are earned pursuant to the terms of underlying investment management

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)
(unaudited)

agreements, which are typically based upon a contractually specified percentage of the market value of the assets in each portfolio. In a limited number of cases, the Company may earn a performance fee based on investment performance achieved versus a stated benchmark. In such cases, performance fees are not recognized until the end of the stated measurement period. Performance fees for the nine months ended September 30, 2006 were $1,048,924 and for the nine months ended September 30, 2007 were $1,153,547. Performance fees are included in management fees in the accompanying consolidated statement of operations.

Fund administration fees are earned exclusively from the Turner Funds (see Note 9) for providing certain administrative and fund accounting services. Such fees are earned and billed monthly.

Income Taxes

The Company has elected to be treated as a Subchapter S corporation for U.S. federal and state income tax purposes. Accordingly, any liability for U.S. federal and state income taxes is the responsibility of individual shareholders and no provision for U.S. federal and state income taxes is included in the Company’s consolidated financial statements. The Company generally distributes cash to its shareholders to pay U.S. income taxes on their share of allocable taxable income, though it is not obligated to do so. A provision for income tax in connection with TPL (see Note 10), which is taxed as a separate entity for local income tax purposes, was included in the Company’s consolidated financial statements for the nine months ended September 30, 2006. TPL ceased operations on October 1, 2006. In 2007, the Company opened a London-based sales subsidiary which is taxed as a separate entity for local income tax purposes; accordingly, 2007 income tax expense reflects foreign income tax associated with the London subsidiary.

Business Segments

The Company views its operations as comprising one operating segment.

Earnings per Share

Basic and diluted earnings per share is computed by dividing net income available to common share holders by the weighted average number of shares of common stock outstanding during each year. Shares issued or redeemed during the year are weighted for the portion of the year that they were outstanding. Diluted earnings per share is equivalent to basic earnings per share because there are no common stock equivalents outstanding during any of the periods presented.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which seeks to reduce diversity in practice that is associated with certain aspects of measurement and recognition when accounting for uncertain tax positions and clarifies the accounting and disclosure for uncertainty in tax positions. FIN 48 is effective for the Company beginning January 1, 2007. We adopted FIN 48 on January 1, 2007 and the adoption did not have an impact on the our financial condition.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and requires additional disclosure regarding fair value measurements. SFAS 157 is effective for the Company

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)
(unaudited)

beginning January 1, 2008. We are currently evaluating the impact, if any, that the adoption of SFAS 157 will have on our financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including Amendment of FASB Statement No. 115 (“SFAS 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the impact, if any, that the adoption of SFAS 159 will have on our financial statements.

3.	Property and Equipment

Property and equipment consist of the following:

	December 31,	September 30,
	2006	2007
	(In thousands)

Computer and office equipment	$2,095	$1,968
Furniture and fixtures	1,152	1,226
Leasehold improvements	734	973

	3,981	4,167
Less accumulated depreciation	(2,946)	(2,827)

	$1,035	$1,340

The Company recorded depreciation and amortization expenses for the nine months ended September 30, 2006 of $1,681,415 and for the nine months ended September 30, 2007 of $414,593. Depreciation and amortization expenses in the nine months ended September 30, 2006 included amortization expense associated with a non-compete agreement with a former officer of the Company of $1,560,177. As of December 31, 2006, all installment payments had been paid and the Company’s obligation had been satisfied. In the nine months ended September 30, 2007, depreciation and amortization expenses include an amortization expense of $65,118 associated with an intangible asset acquired in 2007. See Note 12.

4.	Line of Credit

The Company maintains a $4,500,000 line of credit agreement that is secured by substantially all of the Company’s assets and subject to certain financial covenants. Advances on the line of credit are limited to the sum of eligible accounts receivable, as defined in the credit agreement. The credit agreement governing the line of credit is renewable annually and expires on November 1, 2007. The terms of the line of credit require a 60 consecutive day zero balance between June 1 and November 1 of each year. Interest is charged at the prime rate, as defined in the credit agreement (7.75% at September 30, 2007), subject to a floor of 4.75%. At December 31, 2006, $3,000,000 of borrowings were outstanding under the line of credit. At September 30, 2007, there were no borrowings outstanding under the line of credit.

5.	Restricted Stock Purchase Agreement and Related Transactions

The Company maintains an Amended and Restated Restricted Stock Purchase Agreement (the “Agreement”) that governs the issue, sale, repurchase and retirement of the Company’s Class A and Class B common stock. All shares of the Class A and Class B common stock are identical and entitle

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)
(unaudited)

the holders to the same rights and privileges, except that the holders of Class A common stock possess exclusive voting power in the Company, except as otherwise required by law. All issuances of all classes of the Company’s common stock are subject to, among other things, certain market value and transferability restrictions as described in the Agreement. With respect to the market value restrictions, all owners of common shares must offer such shares to the Company upon termination of employment at no more than the Company’s book value, as defined, as of the beginning of the most recent fiscal year.

During the nine months ended September 30, 2006 and 2007, the Company issued 3,012,206 and 1,324,431 common shares, respectively, at the Company’s book value, as defined and subject to the provisions of the Agreement, for $51,207 and $25,165, respectively. In addition, in the nine months ended September 30, 2006 and 2007, the Company repurchased 494,783 and 45,121 common shares for $8,420 and $859, respectively, in accordance with the Agreement.

6.	Commitments

The Company leases certain office space and certain equipment under various non-cancelable operating lease agreements. Rental expense under operating leases for the nine months ended September 30, 2006 was $2,345,845, and for the nine months ended September 30, 2007 was $1,799,620. Future minimum lease payments as of September 30, 2007 under non-cancelable operating leases consist of the following:

September 30, 2007
(In thousands)

Less than 1 year	$1,817
1 to 2 years	1,470
2 to 3 years	1,396
3 to 4 years	1,412
4 to 5 years	247

$6,342

7.	Cash Flow Information

	Nine Months Ended September 30
	2006	2007
	(In thousands)

Cash payments:
Cash paid during the year for interest	$87	$56
Cash paid during the year for income taxes	150	—

8.	Retirement Plan

The Company maintains a retirement savings plan that covers substantially all employees. Employees are considered eligible for participation immediately. The plan is funded by employee pretax contributions which may not exceed 25% of an employee’s compensation. The Company matches employee deferrals with an amount equal to 25% of the employee’s contribution. The plan offers a variety of investment options to the participants, including a money market fund and several

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)
(unaudited)

stock and bond mutual funds. For the nine months ended September 30, 2006, the Company’s contributions to the plan were $210,338 and for the nine months ended September 30, 2007 the Company’s contributions were $264,044.

9.	Related Party Transactions

The Company provides investment advisory services to a series of private investment partnerships that are related through common ownership with Willistown Partners, LLC, the General Partner of these partnerships. Senior officers of the Company comprise the management of the General Partner. In 2006 and the first three quarters of 2007, the General Partner paid substantially all expenses associated with operating these partnerships and the Company voluntarily waived its management fees.

The Company also provides investment advisory and shareholder administration services to the Turner Funds, a series of publicly available mutual funds. Certain officers and trustees of the Turner Funds are also officers and material owners of the Company. The Company has voluntarily agreed to waive certain management fees so that the Turner Funds remain competitively priced in the marketplace.

Transactions and account balances related to the investment partnerships and mutual funds at September 30, 2006 and September 30, 2007 and for the periods then ended are summarized as follows:

	Nine Months Ended September 30
	2006	2007
	(In thousands)

Investment partnerships:
Management fees	$81	$101
Management fees waived	(81)	(101)
Mutual funds:
Management fees	14,573	15,616
Management fees waived	(1,203)	(2,652)
Fund administration fees	1,750	1,868
Fund administration expense	(3,002)	(1,665)

	December 31,	September 30,
	2006	2007
Accounts receivable	$1,732	$1,820

The Company occasionally rents an airplane for business travel purposes that is owned by Westlakes Aviation, LLC. Westlakes Aviation, LLC is partially owned by a senior officer and majority shareholder of the Company. Aircraft rental fees incurred by the Company were $61,000 and $181,000 for the nine months ended September 30, 2006 and 2007, respectively.

10.	Other Financial Data

In the first quarter of 2006, the Company received $750,000 in cash in exchange for the release of a subtenant’s obligation under a lease for office space with an original term through November 30,

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)
(unaudited)

2011. Accordingly, in the nine months ended September 30, 2006 other income includes the $750,000 of lease termination income.

In the nine months ended September 30, 2006 and 2007, interest, net included interest expense of $105,079, and $153,548, respectively.

TPL earned revenue of $1,967,460 for the nine months ended September 30, 2006. As of December 31, 2006, TPL had net assets of $551,450. The Company recorded a provision for foreign income tax associated with TPL of $150,450 in the nine months ended September 30, 2006. The functional currency of TPL was the U.S. dollar. Accordingly, no material currency exchange rate gains or losses are recorded in the accompanying consolidated financial statements. Effective October 1, 2006, TPL transferred all of its investment advisory contracts to TIP and ceased all material operations due to a change in Australian law.

11.	Reorganization

In September 2007, the board of directors of TIP approved a reorganization that, if completed, would ultimately result in a public offering of Class A common stock of Turner Investments, Inc., currently a subsidiary of TIP. As part of the reorganization, TIP and TIM would contribute substantially all of their assets and liabilities to a new operating company, Turner Investment Partners, LLC. Following this contribution, TIM would be dissolved. The reorganization, which is expected to be completed in the fourth quarter of 2007, would establish Turner Investment Partners, LLC as the owner and operator of the business now conducted by TIP, TIM and TIL. Turner Investment Partners, LLC would be owned by Turner Founders, L.P., Turner Investments, Inc. and certain individuals who are currently equity holders of TIP or TIM. Certain steps of the reorganization are subject to approval of the shareholders of TIP or the members of TIM.

12.	Purchase of Minority Interest in Subsidiary

In August 2007, the Company purchased a 20% interest in TIM, a majority-owned, consolidated subsidiary, thereby increasing its ownership percentage in TIM to 80%. The purchase price was $13.3 million, payable by a cash payment of $5.3 million plus two payments of $4.0 million each, to be paid one and two years, respectively, after the date of purchase. Accordingly, for the nine months ended September 30, 2007, the minority interest recorded on the Company’s Consolidated Statement of Operations reflects the 40% of the earnings of TIM that we did not own through August 31, 2007 and the 20% ownership interest that we did not own after August 31, 2007. In the nine months ended September 30, 2006, minority interest reflects the 40% of the earnings of TIM that we did not own.

The allocated purchase price of $12.3 million, discounted from $13.3 million on a present value of obligation basis, was preliminarily allocated as follows (in thousands):

Customer relationship intangible asset	$7,814
Goodwill	3,779
Reduction of minority interest	752

$12,345

TURNER INVESTMENT PARTNERS, INC.

Notes to Consolidated Financial Statements — (Continued)
(unaudited)

The Company recorded an amortizable intangible asset attributable to customer relationships in connection with the purchase of the 20% interest in TIM. The preliminary carrying amount and accumulated amortization of this intangible asset as of September 30, 2007 is as follows:

	As of September 30, 2007
	Gross	Accumulated
Intangible Asset	Carrying Value	Amortization
	(In thousands)

Customer Relationships	$7,814	$(65)

The customer relationships intangible asset is amortizable on a straight line basis over its useful life of ten years. Aggregate amortization expense in the nine months ended September 30, 2007 associated with this intangible asset was $65,118.

Estimated future amortization expense for this acquired intangible asset follows:

(In thousands)

For the 12 months ended September 30:
2008	$781
2009	781
2010	781
2011	781
2012	781
Thereafter	3,842

The Company also recorded a preliminary value for goodwill in the amount of $3,778,507 in connection with the purchase of the 20% interest in TIM. No changes were made to the preliminary carrying value amount of the goodwill since its initial recognition in the third quarter of 2007. The Company will perform an annual impairment test of its goodwill in the fourth quarter of each fiscal year in conjunction with its annual forecasting process or whenever a triggering event occurs which may impact the carrying value of the goodwill.

The Company has recorded the future payment obligations associated with the purchase of the 20% interest in TIM at their fair value. The fair value of the future payment obligations has been determined to be the present value of these obligations based on the Company’s borrowing rate.

The Company’s future principal payments and their recognized fair value as of September 30, 2007 are as follows:

		Carrying Value on
		Balance Sheet
Payment Due Date	Principal Payment Due	at September 30, 2007
	(In thousands)

8/31/08	$3,979	$3,707
8/31/09	3,979	3,431

The Company recorded non-cash interest expense of $97,749 in the nine months ended September 30, 2007 in connection with these obligations.

           Shares

Turner Investments, Inc.

Class A Common Stock

Goldman, Sachs & Co.

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable in connection with the issuance and distribution of the Class A common stock being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the New York Stock Exchange and the Financial Industry Regulatory Authority:

Securities and Exchange Commission Filing Fee	$4,605
New York Stock Exchange Listing Fee	*
Financial Industry Regulatory Authority Filing Fee	$15,500
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

PBCL.  Section 1741 of the Pennsylvania Business Corporation Law, or the PBCL, empowers a corporation to indemnify any officer or director acting in his or her capacity as a representative of the corporation who was or is a party or is threatened to be made a party to any action or proceeding against expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding whether the action was instituted by a third party or arose by or in the right of the corporation. The PBCL limits the ability of a corporation to indemnify its officers and directors for conduct constituting willful misconduct or recklessness, or acts in violation of criminal statute.

Bylaws.  Our amended and restated bylaws provide for the indemnification for our directors and officers for any liability incurred in connection with any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Company, a class of its shareholders or otherwise in which the director or officer may be involved as a party or by reason of the fact that such person was serving as a director or officer, including, without limitation, liabilities resulting from any actual or alleged breach or neglect of duty, error, misstatement or misleading statement, negligence, gross negligence or act giving rise to strict or products liability. The amended and restated bylaws provide that indemnification shall not apply where such indemnification is expressly prohibited by applicable law, where such action constitutes willful misconduct or recklessness as defined in the PBCL, or if the conduct is based upon or attributable to the receipt by the officer or director from the corporation of a personal benefit to which the officer or director is not legally entitled.

In the case of a proceeding initiated by the person seeking the indemnification, indemnification will only be granted if such proceeding was authorized by the board of directors. The amended and restated bylaws provide for the advancement of expenses, but only upon the receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if and to the extent it shall ultimately be determined that he or she is not entitled to be indemnified.

Further, our amended and restated bylaws provide that the board of directors may authorize us to purchase and maintain directors’ and officers’ liability insurance, insuring against any liability asserted against him and incurred by him in his capacity or arising out of his status as a director and/or officer to the extent authorized by law.

LLC Agreement.   In accordance with the amended and restated operating agreement pursuant to which Turner Investment Partners, LLC will be governed, Turner Investment Partners, LLC will indemnify us, as its managing member, any member, subsidiaries of Turner Investment Partners, LLC and other persons designated by us (and any of their respective officers, directors, managers, employers and agents) from and against losses, damages, claims (including third-party claims) charges, interest, taxes, costs, judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements, fees and costs (including court filing fees, court costs, arbitration fees or costs, witness fees, and fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals), incurred in connection with any proceeding in which the indemnified party may be involved as a party by reason of the fact that he, she or it is or was a member, the manager, or an officer, director, manager, employee or agent of Turner Investment Partners, LLC or its subsidiaries, or is or was serving at the request of Turner Investment Partners, LLC as a director, officer, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Turner Investment Partners, LLC will not indemnify conduct (i) where such indemnification is expressly prohibited by applicable law, (ii) where such conduct has been finally determined to constitute willful misconduct or recklessness or to be based upon or attributable to receipt by the party seeking indemnification of an improper personal benefit, or (iii) to the extent such indemnification has been finally determined to be otherwise unlawful.

Item 15.	Recent Sales of Unregistered Securities

Except as set forth below, in the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act.

On August 1, 2007, upon the incorporation of the registrant, the registrant issued 100 shares of common stock to Turner Investment Partners, Inc. in exchange for $100.00.

On [          ], 2007, the registrant entered into a subscription agreement with Robert Turner, LLC pursuant to which the registrant issued one share of Class B common stock in exchange for $0.01.

The issuance of these securities was made in reliance upon the exemption from the registration requirement of the Securities Act provided for by Section 4(2) thereof for transactions not involving a public offering. The securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits:

Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b)	Consolidated Financial Statement Schedules:

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17.	Undertakings

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) The undersigned registrant also hereby undertakes that:

(a) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Berwyn, Pennsylvania, on October 31, 2007.

TURNER INVESTMENTS, INC.

By:	/s/ Thomas R. Trala, Jr.
Name: Thomas R. Trala, Jr.

Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Robert E. Turner	Chairman and Chief Executive Officer (Principal Executive Officer)	October 31, 2007

/s/ Thomas R. Trala, Jr. Thomas R. Trala, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 31, 2007

* Mark D. Turner	Director	October 31, 2007

* Christopher K. McHugh	Director	October 31, 2007

* Gary M. Anna	Director	October 31, 2007

* Leo J. Pound	Director	October 31, 2007

* Thomas E. Wood	Director	October 31, 2007

* Thomas R. Trala, Jr., by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the registrant pursuant to the powers of attorney duly executed by such persons.

By:	/s/ Thomas R. Trala, Jr.
Thomas R. Trala, Jr.
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit

1.1	Form of Underwriting Agreement(2)
3.1	Form of Amended and Restated Articles of Incorporation of Turner Investments, Inc.
3.2	Form of Amended and Restated By-Laws of Turner Investments, Inc.
5.1	Opinion of Morgan, Lewis & Bockius LLP(2)
10.1	Form of Amended and Restated Operating Agreement of Turner Investment Partners, LLC(2)
10.2	Form of Contribution Agreement by and between Turner Investment Management LLC and Turner Investment Partners, LLC(2)
10.3	Form of Contribution Agreement by and between Turner Investment Partners, Inc. and Turner Investment Partners, LLC(2)
10.4	Employment Agreement, dated as of May 2, 2005, by and between Turner Investment Partners, Inc. and Glenn Dever
10.5	Professional Employment Agreement, dated as of January 1, 2005, by and between Turner Investment Partners, Inc. and Robert E. Turner
10.6	Professional Employment Agreement, dated January 11, 2001, by and between Turner Investment Partners, Inc. and Christopher K. McHugh
10.7	Professional Employment Agreement, dated January 11, 2001, by and between Turner Investment Partners, Inc. and Thomas R. Trala, Jr.
10.8	Professional Employment Agreement, dated January 11, 2001, by and between Turner Investment Partners, Inc. and Mark D. Turner
10.9	Form of Tax Receivable Agreement(2)
10.10	2007 Omnibus Equity Compensation Plan
10.11	Form of Turner Investments, Inc. 2007 Omnibus Equity Compensation Plan Stock Award Grant
23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)(2)
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm
24.1	Power of Attorney (included on signature pages to this Registration Statement)(1)

(1)	Previously filed.

(2)	To be filed by amendment.